Filed Pursuant to Rule 424(b)(1) under the Securities Act of 1933
Registration Statement File No. 333-198948

Wells Fargo Real Estate Investment Corporation

9,600,000 Shares

6.375% Cumulative Perpetual Preferred Stock, Series A

(Liquidation Preference $25 Per Share)

Wells Fargo Real Estate Investment Corporation is a Delaware corporation that operates as a real estate investment trust for U.S. federal income tax purposes. Our principal business is to acquire, hold and manage interests in predominantly domestic mortgage loan assets and other authorized investments. The substantial majority of our assets are participation interests in such loans. We may from time to time hold whole loans and/or participation interests in loans, which we generally refer to in this prospectus collectively as “loans.” This is an initial public offering of shares of our 6.375% Cumulative Perpetual Preferred Stock, Series A (the “Series A preferred stock”).

Dividends on the Series A preferred stock will be payable if, when and as declared by our board of directors out of legally available funds, on a cumulative basis, at an annual rate of 6.375% on the liquidation preference of $25 per share quarterly on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015, or the next business day if any such day is not a business day, unless the next business day falls in a different calendar year, in which case the dividend will be paid on the preceding business day.

The Series A preferred stock is not redeemable prior to December 11, 2019, except upon the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event (each, as defined below). On and after December 11, 2019, the Series A preferred stock may be redeemed for cash at our option, in whole or in part, at any time and from time to time, at a redemption price of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption.

We are an “emerging growth company” defined under federal securities laws, and as such, we may elect to comply with certain reduced public company reporting requirements in this prospectus and in our filings.

No current market exists for the Series A preferred stock. We have applied to have the Series A preferred stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “WFE Pr A”.

Investing in our Series A preferred stock involves risks. See “Risk Factors” beginning on page 16 of this prospectus for a description of certain risk factors that you should consider before investing in our Series A preferred stock.

The Series A preferred stock solely represents an interest in us and is not the obligation of, or guaranteed by, any other entity, including Wells Fargo & Company and Wells Fargo Bank, National Association. Shares of the Series A preferred stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$25.0000	$240,000,000
Underwriting discount (1)	$0.6694	$6,425,875

Proceeds, before expenses, to us (1)	$24.3306	$233,574,125

(1)

Reflects 2,110,000 shares of Series A preferred stock sold to institutional investors, for which the underwriters received an underwriting discount of $0.2500 per share, and 7,490,000 shares of Series A preferred stock sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per share. The per-share number does not reflect the exercise of the overallotment option.

We have granted the underwriters the option to purchase up to an additional 1,400,000 shares of our Series A preferred stock for 30 days after the date of this prospectus on the same terms and conditions set forth above.

The underwriters expect to deliver the Series A preferred stock through The Depository Trust Company on or about December 11, 2014.

Sole Book Running Manager

Wells Fargo Securities

Joint Lead Managers

BofA Merrill Lynch	Morgan Stanley	UBS Investment Bank

Prospectus dated December 4, 2014

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.

For purposes of this prospectus, “WFREIC,” the “Company,” “we,” “our,” and “us” refer to Wells Fargo Real Estate Investment Corporation, and where relevant, Wells Fargo Bank, National Association, acting on our behalf; “WPFC” refers to Wachovia Preferred Funding Corp.; the “Bank” refers to Wells Fargo Bank, National Association; and “Wells Fargo” refers to Wells Fargo & Company.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the Series A preferred stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of any Series A preferred stock.

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Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “target,” “projects,” “outlook,” “forecast,” “will,” “may,” “could,” “should,” “can,” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make about: future results of WFREIC; expectations for consumer and commercial credit performance and the appropriateness of our allowance for credit losses; our expectations regarding net interest income; expectations regarding loan acquisitions and pay-downs; future capital expenditures; future dividends and other capital distributions; the expected outcome and impact of legal, regulatory and legislative developments, as well as our expectations regarding compliance therewith; the outcome of contingencies, such as legal proceedings; and our plans, objectives and strategies.

Forward-looking statements are not based on historical facts but instead represent our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause actual results to differ materially from those in the forward-looking statements include:

•	economic conditions that affect the general economy, housing prices, the job market, consumer confidence and spending habits, including our borrowers’ prepayment and repayment of our loans;

•	the effect of the current low interest rate environment or changes in interest rates on our net interest income;

•	the level and volatility of capital markets, interest rates, currency values and other market indices that affect the value of our assets and liabilities;

•	the effect of political conditions and geopolitical events;

•

losses relating to natural disasters, including, with respect to our loan portfolio, damage or loss to the collateral underlying loans in our portfolio or the unavailability of adequate insurance coverage or government assistance for borrowers;

•	adverse developments in the availability of desirable investment opportunities, whether they are due to competition, regulation or otherwise;

•	the extent of loan modification efforts, as well as the effects of regulatory requirements or guidance regarding loan modifications;

•	the availability and cost of both credit and capital;

•	investor sentiment and confidence in the financial markets;

•	our reputation and the reputation of Wells Fargo and the Bank;

•

financial services reform and the impact of other current, pending and future legislation, regulation and legal actions applicable to us, the Bank or Wells Fargo, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulations, and the final definition of qualified mortgage issued by the Consumer Financial Protection Bureau (the “CFPB”);

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•	changes in accounting standards, rules and interpretations;

•	various monetary and fiscal policies and regulations of the U.S. and foreign governments;

•

a failure in or breach of our, the Bank’s or Wells Fargo’s operational or security systems or infrastructure, or those of third-party vendors and other security providers, including as a result of cyber-attacks; and

•	the other factors described in “Risk Factors” in this prospectus.

In addition to the foregoing factors, we also caution that our allowance for credit losses currently may not be appropriate to cover future credit losses, especially if housing prices decline, unemployment worsens or general economic conditions deteriorate. Increases in loan charge-offs or in the allowance for credit losses and related provision expense could materially adversely affect our financial results and condition.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update publicly any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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Prospectus Summary

Before you decide to invest in the Series A preferred stock, you should carefully read the following summary, together with the more detailed information and financial statements and related notes contained elsewhere in this prospectus, especially the risks of investing in the Series A preferred stock discussed below under “Risk Factors.”

General

Wells Fargo Real Estate Investment Corporation

We are a Delaware corporation incorporated on August 29, 1996 that operates as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. We changed our name from First Union Real Estate Investment Company of Connecticut to Wachovia Real Estate Investment Corp. on August 19, 2002 and to Wells Fargo Real Estate Investment Corporation on February 20, 2014. We are a direct subsidiary of WPFC and an indirect subsidiary of Wells Fargo and the Bank.

Our principal business is to acquire, hold and manage interests in predominantly domestic mortgage loan assets and other authorized investments.

The substantial majority of our assets are participation interests in such loans. We may from time to time hold whole loans or participation interests in loans, which, unless the context otherwise requires, we generally refer to collectively in this prospectus as “loans.”

As a REIT, we generally will not be required to pay U.S. federal income tax on distributed income if we distribute at least 90% of our earnings to our stockholders and continue to meet a number of other requirements as discussed below.

Our Organizational Structure

At September 30, 2014, our organizational structure was:

Assets

As of September 30, 2014 and December 31, 2013, we had $12.8 billion and $13.0 billion of assets, $0.7 billion and $0.9 billion of liabilities and $12.1 billion and $12.1 billion of stockholders’ equity, respectively. Our assets are primarily comprised of residential mortgage loans secured by 1-4 family real estate properties (which we refer to as “real estate 1-4 family first mortgage loans” for loans secured by first liens and as “real estate 1-4 family junior lien mortgage loans” for loans secured by second or more junior liens, and together as “consumer loans” or “real estate 1-4 family mortgage loans”) and commercial properties secured by real estate loans (“CSRE loans”). We also currently hold a limited amount of commercial and industrial loans (“C&I loans,” and together with CSRE loans, “commercial loans”).

We have acquired both conforming and non-conforming real estate 1-4 family mortgage loans from the Bank. The properties underlying real estate 1-4 family mortgage loans consist of single-family detached units, individual condominium units, 2-4 family dwelling units and townhouses. Our portfolio of real estate 1-4 family mortgage loans consists of both adjustable and fixed rate mortgage loans.

Our real estate 1-4 family junior lien mortgage loans are secured by a junior lien mortgage that primarily is on the borrower’s residence and typically are made for reasons such as home improvements, acquisition of furniture and fixtures, purchases of automobiles and debt consolidation. Generally, junior liens are repaid on an amortization basis. As of September 30, 2014, substantially all of our real estate 1-4 family junior lien mortgage loans bear interest at fixed rates.

Our commercial loan portfolio consists of C&I loans and CSRE loans. C&I loans are loans for commercial, financial or industrial purposes, whether secured or unsecured, single-payment or installment. CSRE loans are loans secured by a mortgage or deed of trust on a multi-family residential or commercial real estate property or real estate construction loans secured by real property.

As of September 30, 2014, the majority of the loans in our C&I loan portfolio were unsecured and the remainder were secured by short-term assets, such as accounts receivable, inventory and securities, or long-lived assets, such as equipment and other business assets. Generally, the collateral securing this portfolio represents a secondary source of repayment. Our CSRE portfolio consists of both mortgage loans and construction loans and these loans are primarily secured by real estate.

Our commercial loan portfolio consists of both adjustable and fixed rate loans. As of September 30, 2014, substantially all of our commercial loans bear interest at adjustable rates.

See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy” for more details on our asset portfolio.

Our assets consisted of the following as of September 30, 2014:

•	$8.5 billion, or 66%, of our assets were real estate 1-4 family first mortgage loans;

•	$1.8 billion, or 14%, of our assets were real estate 1-4 family junior lien mortgage loans; and

•	$2.5 billion, or 20%, of our assets were CSRE loans.

In addition, as of September 30, 2014, less than 1% of our assets consisted of C&I loans and less than 1% consisted of other assets.

We generally have acquired, or accepted as capital contributions, participation interests in loans both secured and not secured by real estate along with other assets. We anticipate that we will acquire, or receive as capital contributions, loans or other assets from the Bank pursuant to loan participation and servicing and assignment agreements. The Bank initially transfers the loans to certain subsidiaries of the Bank which then sell (or, in the case of the November 2013 contribution by WPFC, contribute) the loans to us, in each case, in the form of participation interests. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Asset Contributions.” We also have the authority to acquire interests in loans and other assets directly from unaffiliated third parties, although we have not done so to date. In addition, we may acquire from time to time mortgage-backed securities and a limited amount of additional non-mortgage related securities from the Bank.

In November 2013, WPFC contributed to us approximately $7.1 billion of loans in the form of an assignment of their participation interests from the Bank, consisting of approximately $5.4 billion of consumer loans and the remainder commercial loans, $18.0 million of accrued interest thereon and $2.4 million of foreclosed assets. The contributed assets were recorded at their WPFC book value, including the allowance for credit losses of approximately $197.1 million and unamortized premiums and discounts on loans. We did not issue additional shares of common stock to WPFC in respect of this contribution.

Dividends

We expect to distribute annually an aggregate amount of dividends with respect to our outstanding capital stock equal to approximately 100% of our REIT taxable income for U.S. federal income tax purposes, which excludes capital gains. In order to remain qualified as a REIT, we are required to distribute annually at least 90% of our REIT taxable income to our stockholders, including Wells Fargo, WPFC and the holders of the Series A preferred stock. Assuming we are at that time current on the payment of dividends on the Series A preferred stock, the substantial majority of such dividends will be payable to WPFC as the holder of our common stock.

Dividends will be authorized and declared at the discretion of our board of directors after considering our distributable funds, financial condition and capital needs, the impact of current and pending legislation and regulations, Delaware corporate law, economic conditions, tax considerations, our continued qualification as a REIT and other factors. We currently expect that both our cash available for distribution and our REIT taxable income will be in excess of amounts needed to pay dividends on the Series A preferred stock, at the annual dividend rate of 6.375% on the $25 liquidation preference per share, in the foreseeable future because:

•	substantially all of our real estate loans and other authorized investments are interest-bearing;

•	while from time to time we may incur indebtedness, we will not incur an aggregate amount that exceeds 20% of our stockholders’ equity;

•	we expect that our interest-earning assets will continue to exceed the aggregate liquidation preference of all of our preferred stock; and

•	we anticipate that, in addition to cash flows from operations, additional cash will be available from principal payments on the loans we hold.

Management

Our board of directors is currently composed of four members. One member of our board of directors is an executive officer of WFREIC. The three remaining members of our board of directors are not employees or directors of Wells Fargo, and each satisfies the definition of being “independent” as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We currently have two executive officers. Both of our executive officers are also executive officers of Wells Fargo and executive officers and directors of the Bank. All our day-to-day activities and substantially all of the servicing of the loans we hold currently are administered, pursuant to loan participation and servicing and assignment agreements, by the Bank, which is our indirect parent company, although, in some instances, the Bank has delegated servicing responsibility to third parties.

Risk Factors

A purchase of our Series A preferred stock is subject to a number of risks described in more detail under “Risk Factors.” These risks include:

•	You are not entitled to receive dividends unless authorized and declared by our board of directors.

•	Regulatory restrictions on the Bank, as well as Wells Fargo, may limit our ability to pay dividends on the Series A preferred stock.

•

The holders of our Series A preferred stock have limited voting rights, including that we may liquidate, dissolve or wind up without your approval or consent upon the affirmative vote of a majority of our independent directors.

•

Neither the Bank nor Wells Fargo guarantees our obligations on the Series A preferred stock, and neither is prohibited, pursuant to the terms of the Series A preferred stock, from paying dividends at any time, even if we have not paid dividends on the Series A preferred stock.

•	We are effectively controlled by Wells Fargo and its other affiliates and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.

•

We have not obtained a third-party valuation of any of our assets acquired from affiliated parties. Therefore, there can be no assurance that the terms by which we acquired such assets did not differ from the terms that could have been obtained from unaffiliated parties.

•

We may pledge up to 80% of our assets as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through Federal Home Loan Banks and Federal Reserve Banks, which subjects us to the Bank’s default risk.

•	Legislative and regulatory proposals may restrict or limit our ability to engage in our current business or in businesses that we desire to enter into.

•	Our no longer qualifying for an exclusion from the definition of an investment company under the Investment Company Act (as defined below).

•

Our financial results and condition may be adversely affected by difficult business and economic and other conditions, particularly if housing prices decline, unemployment worsens or general economic conditions deteriorate.

•	We have no control over changes in interest rates and such changes could negatively impact our financial condition, results of operations and ability to pay dividends.

•

Due to, among other things, certain changes in legislation, regulations or our capital structure, we could fail to qualify as a REIT. We may suffer adverse tax consequences if we fail to qualify as a REIT.

Conflicts of Interest

Because our day-to-day business affairs currently are managed by the Bank, conflicts of interest will arise from time to time between us and the Bank or its affiliates. These conflicts of interest relate to, among other things:

•	the amount, type and price of loans and other assets we acquire from or sell to the Bank;

•	the servicing of the underlying loans, particularly with respect to loans that are placed on non-accrual status;

•	the amount of loan servicing costs and management fees paid to the Bank;

•	the pledge of our assets on behalf of the Bank;

•	the treatment of new business opportunities identified by the Bank or its affiliates; and

•	the modification of the loan participation and servicing and assignment agreements.

We have adopted policies with a view to ensuring that all financial dealings between the Bank or its affiliates and us will be fair to both parties and not inconsistent with market terms.

Investment Company Act of 1940

Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which for these purposes includes loans and participation interests therein. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

We believe that we qualify, and intend to conduct our operations so as to continue to qualify, for the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of an investment company entities that are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in a series of no-action letters, the Securities and Exchange Commission (the “SEC”) staff’s position on Section 3(c)(5)(C) generally requires that in order to qualify for this exclusion, an issuer must maintain

•	at least 55% of the value of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Interests”),

•	at least an additional 25% of its assets in other permitted real estate-type interests (reduced by any amount the issuer held in excess of the 55% minimum requirement for Qualifying Interests), and

•	no more than 20% of its assets in other than Qualifying Interests and real estate-type assets,

and also that the interests in real estate meet other criteria described in such no-action letters. Mortgage loans that were fully and exclusively secured by real property are typically qualifying for these purposes. In addition, participation interests in such loans meeting certain criteria described in such no-action letters are generally qualifying real estate assets for purposes of the exclusion. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940.” We believe that our participation interests in mortgage loans satisfy these criteria and that we otherwise qualify for the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act.

In August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments that rely on the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act should continue to be allowed to rely on such exclusion. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretive guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. We cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act. If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company, either of which could have a material adverse effect on us and the price of the Series A preferred stock, and could give us the right and/or cause us to redeem the Series A preferred stock, as applicable. See “Description of the Series A Preferred Stock – Redemption” and “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Holders of the Series A preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after December 11, 2019.”

Corporate Information

Our principal executive offices are located at 90 South 7th Street, 13th Floor, Minneapolis, Minnesota 55402, and our telephone number is (855) 825-1437.

Our executive officers are also executive officers and directors of Wells Fargo Bank, National Association, a national banking organization and our indirect parent, which we refer to in this prospectus as the “Bank.” The Bank currently provides day-to-day management and substantially all of the servicing of the loans in our portfolio.

Our executive officers are also executive officers of Wells Fargo & Company, a Delaware corporation and a financial and bank holding company, which we refer to in this prospectus as “Wells Fargo.”

Summary Financial Data

The following summary financial data for the nine-month periods ended September 30, 2014 and 2013 are derived from our unaudited financial statements, and the following summary financial data for the two years ended December 31, 2013 and 2012 are derived from our audited financial statements. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and financial statements, related notes and other financial information beginning on page F-1 of this prospectus.

In November 2013, WPFC contributed $7.1 billion of consumer and commercial loans in the form of an assignment of their participation interests from the Bank, $18.0 million of accrued interest and $2.4 million of foreclosed assets to us. The contribution of assets was an equity transaction between entities under common control; therefore, the assets were recorded at their WPFC book value, including the allowance for credit losses of $197.1 million and unamortized premiums and discounts on loans.

Summary Financial Data

	Nine months ended Sept. 30,		% Change	Year ended Dec. 31,		% Change

($ in thousands, except per share data)	2014	2013		2013	2012

For the period
Net income	$482,929	143,686	236%	$257,430	143,092	80%
Net income applicable to common stock	482,886	143,643	236	257,373	143,035	80
Diluted earnings per common share	748,660	222,702	236	399,028	221,760	80
Profitability ratios
Return on average assets	5.10%	4.22	21	4.49%	3.80	18
Return on average stockholders’ equity	5.32	4.78	11	4.99	3.86	29
Average stockholders’ equity to average assets	95.76	88.18	9	89.88	98.55	(9)
Common dividend payout ratio (1)	92.15	111.39	(17)	124.33	130.03	(4)
Total revenue	$521,252	170,566	206	$297,650	203,913	46
Average loans	12,683,939	4,389,530	189	5,599,538	3,286,255	70
Average assets	12,669,713	4,553,925	178	5,734,306	3,765,511	52
Net interest margin	5.47%	5.04	9	5.22%	5.39	(3)
Net loan charge-offs	$50,915	19,063	167	$34,626	46,862	(26)
As a percentage of average total loans	0.54%	0.58	(8)	0.62%	1.43	(57)
At period end
Loans, net of unearned income	$12,923,416	5,551,385	133	$13,120,341	4,112,498	219
Allowance for loan losses	194,039	58,479	232	243,752	65,340	273
As a percentage of total loans	1.50%	1.05	43	1.86%	1.59	17
Assets	$12,834,479	5,547,241	131	$12,966,194	4,114,993	215
Total stockholders’ equity	12,094,517	4,796,265	152	12,056,631	3,662,622	229
Total nonaccrual loans and foreclosed assets	340,555	98,986	244	428,436	109,337	292
As a percentage of total loans	2.64%	1.78	48	3.27%	2.66	23
Loans 90 days or more past due and still accruing (2)	$19,933	6,283	217	$18,182	4,393	314

(1)	Dividends declared per common share as a percentage of diluted earnings per common share.
(2)	The carrying value of purchased credit-impaired (“PCI”) loans contractually 90 days or more past due is excluded. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

The Offering

Issuer	Wells Fargo Real Estate Investment Corporation, a Delaware corporation that is an indirect subsidiary of Wells Fargo and the Bank, and operates as a REIT for U.S. federal income tax purposes.

Securities Offered	9,600,000 shares of 6.375% Cumulative Perpetual Preferred Stock, Series A (or 11,000,000 shares if the underwriters were to exercise in full their option to purchase additional shares of the Series A preferred stock).

Dividends	Dividends on the Series A preferred stock will be payable at the annual rate of 6.375% on the liquidation preference of $25 per share, if, when, and as authorized and declared by our board of directors. If declared, dividends will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015. If any such day is not a business day, dividends will be payable on the next business day, unless the next business day falls in a different calendar year, in which case the dividend will be paid on the preceding business day. A business day is any day other than a Saturday, Sunday or day on which banking institutions in Minneapolis, Minnesota, New York, New York or San Francisco, California generally are required by law or other governmental action to close. Dividends will be calculated on a 30/360 basis.

Dividends on the Series A preferred stock are cumulative and will accrue from, and including, the date of original issue. Dividends on the Series A preferred stock will accrue in each quarterly dividend period (as defined below) from the first day of such period, whether or not dividends are paid with respect to the preceding period. If for any reason our board of directors does not declare a dividend on the Series A preferred stock for a particular quarterly dividend period or if our board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period. After the relevant quarterly dividend period, any accumulated but unpaid dividends for such prior period will compound on each subsequent dividend date (meaning that dividends for future quarterly dividend periods will accrue on any unpaid dividend amounts for prior quarterly dividend periods). Dividends on the Series A preferred stock will accrue and accumulate regardless of whether (i) we have earnings, (ii) there are funds legally available for the payment of dividends, or (iii) such dividends are declared by our board of directors.

If full dividends are not paid on the Series A preferred stock for a quarterly dividend period, we will not be permitted to pay dividends on our common stock (100% of which is owned directly or indirectly by Wells Fargo and its affiliates) or any other class or series of capital stock that ranks junior to the Series A preferred stock for any subsequent quarterly dividend period until we have paid the required amount of such accumulated dividends, as well as any other accumulated but unpaid dividends (including dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of payment, with respect to any other prior quarterly dividend periods, in full.

Additionally, our ability to pay dividends on any class or series of capital stock that ranks junior to the Series A preferred stock, except with the consent or affirmative vote of the holders of at least two-thirds of the Series A preferred stock, voting as a separate class, is subject to the limitations described below under “Voting Rights.”

Ranking	With respect to the payment of dividends and liquidation preference, the Series A preferred stock ranks equal to our outstanding $667 thousand aggregate liquidation preference Series B preferred stock (as of September 30, 2014) and senior to our common stock. However, the Series B preferred stock does not have a right to elect additional directors in the circumstances described below under “Voting Rights.” Additional preferred stock ranking senior to the Series A preferred stock, which we refer to as “senior stock,” may not be issued without the approval of holders of at least two-thirds of the Series A preferred stock and any other series that ranks on parity with the Series A preferred stock (including the Series B preferred stock), each voting as a separate class.

When dividends are not paid in full on, or a sum sufficient for such full payment is not set apart for, the Series A preferred stock and any parity stock, or in the event of our liquidation, dissolution and winding up, and we do not have funds legally available to pay the full liquidation value of the Series A preferred stock and any parity stock, any funds that are legally available to pay such amounts will be declared or paid, as applicable, pro rata to the Series A preferred stock and any outstanding parity stock.

We may, from time to time, issue additional shares of capital stock ranking junior to, or on parity with, the Series A preferred stock (which we refer to as “junior stock” and “parity stock,” respectively) as to dividends and/or on liquidation, dissolution and winding-up of WFREIC; provided that, with respect to the issuance of additional parity stock, (A) after giving effect to such issuance, our aggregate pro forma funds from operations (“FFO”) (that is, net income (computed in accordance with U.S. generally accepted accounting principles (“GAAP”)), excluding gains or losses from sales of property) for the aggregate four fiscal quarters beginning with the fiscal quarter in which such parity stock is proposed to be issued equals or exceeds 150% of the amount that would be required to pay full annual dividends on all Series A preferred stock then outstanding, any parity stock then outstanding and any such additional parity stock that we propose to issue (the “Pro Forma FFO Test”) (calculated assuming that such proposed shares are issued and that, if outstanding or proposed new shares bear dividends based on a floating rate, the applicable dividend rate will not change during such four fiscal quarters from the rate in effect on the applicable date of determination), and (B) after giving effect to such issuance, the pro forma unpaid principal balance of our total unpledged, performing assets will equal or exceed three times the sum of the aggregate liquidation preference of the Series A preferred stock then outstanding, any parity stock then outstanding and any such additional parity stock that we propose to issue (the “Pro Forma Unpaid Principal Balance Test”). See “Description of the Series A Preferred Stock – Ranking.”

The issuance of parity stock also requires the approval of a majority of our independent directors. See “Description of the Series A Preferred Stock – Independent Director Approval.”

Liquidation Preference	The liquidation preference for each Series A preferred share is $25, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of the liquidation payment, before any distribution of assets is made to holders of junior stock and subject to the rights of the holders of any class or series of capital stock ranking senior to the Series A preferred stock as to rights upon liquidation and subject to the rights of general creditors.

Redemption	The Series A preferred stock is not redeemable prior to December 11, 2019, except upon the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event (each, as defined below). On and after December 11, 2019, the Series A preferred stock may be redeemed for cash at our option, in whole or in part, at any time and from time to time, at a redemption price of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption. Within 90 days of the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event, we will have the right prior to December 11, 2019, to provide notice of our intent to redeem, and subsequently redeem the Series A preferred stock in whole, but not in part, at a redemption price of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption. The Series A preferred stock is not subject to any sinking fund or mandatory redemption and is not convertible into any of our other capital stock. See “Description of the Series A Preferred Stock – Redemption.”

Voting Rights

Holders of the Series A preferred stock are not entitled to voting rights other than those required by applicable Delaware law, the rules of the NYSE and as set forth in our amended and restated certificate of incorporation. Without the consent of holders of two-thirds of the outstanding Series A preferred stock, voting as a separate class, we will not:

•	amend, alter or repeal our amended and restated certificate of incorporation in a manner that materially and adversely affects the existing terms of the Series A preferred stock;

•	issue any senior stock;

•	issue any additional common stock to any person, other than to Wells Fargo, the Bank, WPFC or any other entity that is an affiliate of Wells Fargo;

•

incur indebtedness for borrowed money, including any guarantees of indebtedness (which does not include any pledges of our assets on behalf of the Bank or one of our other affiliates as described below under “Pledge of Assets on Behalf of the Bank”), at any time; provided that we may incur indebtedness in an aggregate amount not exceeding 20% of our stockholders’ equity, as determined in accordance with GAAP;

•

pay dividends on our common stock or other junior stock unless our FFO for the four full prior fiscal quarters equals or exceeds 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any other parity stock then outstanding, except as may be necessary to maintain our status as a REIT;

•

make any payment of interest or principal with respect to our indebtedness to the Bank or any of our other affiliates unless our FFO for the four full prior fiscal quarters equals or exceeds 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any other parity stock then outstanding, except as may be necessary to maintain our status as a REIT;

•

fail to make investments of the proceeds of our assets in other interest-earning assets such that our FFO over any period of four fiscal quarters will be anticipated to equal or exceed 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any other parity stock then outstanding, except as may be necessary to maintain our status as a REIT; or

•

effect our consolidation, conversion, or merger with or into, or a share exchange with, another entity, except that we may consolidate or merge with or into, or enter into a share exchange with, another entity if:

•	such entity is an affiliate of Wells Fargo;

•	such entity is not regulated as an investment company and is a REIT for U.S. federal income tax purposes;

•	such other entity expressly assumes all of our obligations and commitments;

•

to the extent we are not the surviving entity of such a transaction, the outstanding shares of the Series A preferred stock are exchanged for or converted into securities of the surviving entity having preferences, limitations, and relative voting and other rights substantially identical to those of the Series A preferred stock;

•	any such consolidation, conversion, or merger or share exchange is tax-free to holders of the Series A preferred stock;

•

after giving effect to such merger, consolidation, or share exchange, no breach, or event that, with the giving of notice or passage of time or both, could become a breach by us of obligations under our amended and restated certificate of incorporation, will have occurred and be continuing; and

•

we have received written notice from each of the rating agencies then rating the Series A preferred stock, if any, and delivered a copy of such written notice to the transfer agent, confirming that such merger, consolidation, or share exchange will not result in a reduction of the rating assigned by any of such rating agencies to the Series A preferred stock or the preferred interests of any surviving corporation, trust or entity, issued in replacement of the Series A preferred stock.

Holders of the Series A preferred stock, voting together as a single and separate class with the holders of any parity stock with similar voting rights, will also have the right to elect two directors in addition to the directors then in office if we fail to pay, or declare and set aside for payment, dividends on the Series A preferred stock for six quarterly dividend periods. The term of such additional directors will terminate when we pay for three consecutive quarterly dividend periods and pay or declare and set aside for payment for the fourth consecutive quarterly dividend period full dividends, and have paid all dividends in arrears, on the Series A preferred stock or, if earlier, upon the redemption of all Series A preferred stock.

Assets and Investments

We acquire, hold and manage interests in predominantly domestic mortgage assets and other authorized investments. As of September 30, 2014, we had total assets of $12.8 billion, the substantial majority of which consisted of participation interests in consumer and commercial loans, as described in further detail below under “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers,” “Management’s Discussion and Analysis of Financial

Condition and Results of Operations – Risk Management – Credit Risk Management” and “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy.”

Substantially all of our assets, including interests in real estate loans, have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers.” The Bank originated the loans, purchased them from another financial institution or acquired them as part of the acquisition of other financial institutions.

Substantially all of our loans currently are serviced by the Bank pursuant to the terms of loan participation and servicing and assignment agreements. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers.”

Pledge of Assets on Behalf of the Bank	We may pledge our loan assets in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through Federal Home Loan Banks and Federal Reserve Banks; provided that, after giving effect to any and all such pledges of loan assets, the unpaid principal balance of our total unpledged, performing assets (which, for the avoidance of doubt, shall not be pledged in respect of any other indebtedness we incur or otherwise) will equal or exceed three times the sum of the aggregate liquidation preference of the Series A preferred stock then outstanding plus any other parity stock then outstanding. We do not currently have a pledge agreement with the Bank in place, but may do so in the future. But see “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Because we may, without the approval of the holders of the Series A preferred stock, pledge up to 80% of our total assets to secure certain borrowings by the Bank and incur indebtedness of up to 20% of our stockholders’ equity, it is possible that upon liquidation the pledgees of our assets, together with the lenders of that indebtedness, would have claims superior to those of the holders of Series A preferred stock on substantially all of our assets.”

In exchange for the pledge of our loan assets, the Bank will pay us a fee. Such fee initially will be in an amount we believe represents an arrangement that is not inconsistent with market terms. Such fee may be renegotiated by us and the Bank from time to time. Any material amendment to the terms of agreements related to the pledge of our loan assets on behalf of the Bank, including with respect to fees, will require the approval of a majority of our independent directors. The Bank currently pledges assets to the Federal Home Loan Bank of Des Moines and the discount window of the Federal Reserve Bank of San Francisco. See “Business – Pledge of Assets on Behalf of the Bank.”

Listing	We have applied to have the Series A preferred stock listed on the NYSE under the symbol “WFE Pr A”.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of qualifying REIT assets in the ordinary course of our business, either by acquiring qualifying REIT assets in fourth quarter 2014 or reducing any outstanding balance on our line of credit used to fund acquisitions of qualifying REIT assets made during 2014 and using the additional borrowing capacity thereunder to acquire additional qualifying REIT assets in the future. Based on our expectation of the timing of this offering, we anticipate the net proceeds will be used to reduce the outstanding balance on our line of credit.

Tax Consequences	As long as we qualify as a REIT, corporate holders of the Series A preferred stock will not be entitled to a dividends-received deduction for any income recognized from the Series A preferred stock.

Further, we expect that distributions paid on the Series A preferred stock will not qualify for taxation of dividends at preferential capital gains rates.

See “Federal Income Tax Considerations.”

Settlement	We expect that delivery of the Series A preferred stock will be made to investors through the facilities of The Depository Trust Company on or about December 11, 2014.

ERISA Considerations	If you are a fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), you should consider the requirements of ERISA and the Code in the context of the plan’s particular circumstances and ensure the availability of an applicable exemption before authorizing an investment in the Series A preferred stock. See “ERISA Considerations.”

Regulatory Capital Considerations	The Series A preferred stock will not qualify as regulatory capital of the Bank or Wells Fargo under the risk based capital guidelines of the Office of the Comptroller of the Currency (the “OCC”) applicable to national banking organizations or the risk-based capital guidelines of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) applicable to bank holding companies.

RISK FACTORS

An investment in our Series A preferred stock involves a high degree of risk. You should carefully consider the following risk factors, together with all the information contained in this prospectus, including our historical financial statements and the notes thereto, before making an investment decision to purchase our Series A preferred stock. The occurrence of any of the following risks could materially and adversely affect our business and could cause you to lose all or a significant part of your investment in our Series A preferred stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section entitled “Forward-Looking Statements.”

Risks Relating to the Terms of the Series A Preferred Stock

You are not entitled to receive dividends unless authorized and declared by our board of directors.

Our board of directors may determine that it would be in our best interests to pay less than the full amount of the stated dividends on the Series A preferred stock or no dividends for any quarterly dividend period even though funds are available. Factors that would generally be considered by our board of directors in making this determination are the amount of our distributable funds, our financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations and our continued qualification as a REIT for U.S. federal income tax purposes. If we fail to pay, or fail to declare and set aside for payment, dividends on the Series A preferred stock for six quarterly dividend periods, the holders of the Series A preferred stock, voting together as a single and separate class with the holders of our other capital stock ranking on parity with our Series A preferred stock having similar voting rights, will have the right to elect two directors in addition to those already on the board of directors.

Regulatory restrictions on the Bank, as well as Wells Fargo, may limit our ability to pay dividends on the Series A preferred stock.

Because we are an indirect subsidiary of the Bank, banking regulatory authorities, including the OCC, have the right to examine us and our activities, and, under certain circumstances, to impose restrictions on the Bank or us that could impact our ability to conduct business pursuant to our business plan and that could adversely affect our financial condition and results of operations. If the OCC, which is the Bank’s primary federal regulator, determines that the Bank’s relationship with us is an unsafe and unsound banking practice, then the OCC will have the authority to restrict our ability to transfer assets, to make distributions to our stockholders (including dividends to the holders of Series A preferred stock) or to redeem the Series A preferred stock. Such banking regulatory authorities may also require the Bank to sever its relationship with or divest its direct and indirect ownership of us or to liquidate us.

Payments or distributions on the Series A preferred stock are subject to certain regulatory limitations. Among other limitations, regulatory capital guidelines limit the total dividend payments made by a consolidated banking entity to the sum of earnings for the current year and prior two years less dividends paid during the same periods. Any dividends paid in excess of this amount can only be made with the approval of the Bank’s regulator.

In addition, the payment of a dividend on the Series A preferred stock would be prohibited under the OCC’s prompt corrective action regulations if the Bank becomes or would become “undercapitalized” for purposes of such regulations, which is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a core capital, or Tier 1 leverage ratio of less than 4.0%. As of September 30, 2014, the Bank was “well-capitalized” under applicable regulatory capital adequacy guidelines. As of that date, the Bank’s total risk-based capital ratio was 12.88%, its Tier 1 risk-based capital ratio was 10.69%, its common equity Tier 1 risk-based capital ratio was 10.69% and its Tier 1 leverage ratio was 8.33%.

In October 2013, the Federal Reserve and the OCC published in the Federal Register final capital rules that substantially amend the existing capital rules for bank holding companies and banks. These new rules reflect, in part, certain standards adopted by the Basel Committee on Banking Supervision in December 2010 (commonly referred to as “Basel III”) as well as requirements contemplated by the Dodd-Frank Act. The prompt corrective action rules, which apply to the Bank, were modified to include a common equity Tier 1 risk-based ratio and a supplementary leverage ratio and to increase certain other capital requirements for the various thresholds. Under the new rules, which are effective January 1, 2015 for the Bank, the Bank would become “undercapitalized” for purposes of such regulations, if it had a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 risk-based capital ratio of less than 4.5% or a Tier 1 leverage ratio of less than 4.0%, or, effective January 1, 2018, a supplementary leverage ratio of less than 3.0%.

Finally, Wells Fargo and its subsidiaries, including WFREIC, are subject to broad prudential supervision by the Federal Reserve, which may result in a limitation on or the elimination of our ability to pay dividends on the Series A preferred stock, including, for example, in the event that the OCC had not otherwise restricted the payment of such dividends as described above and the Federal Reserve determines that such payment would constitute an unsafe and unsound practice. To the extent the payment of dividends on the Series A preferred stock were restricted or eliminated by the OCC or the Federal Reserve in such a manner, such dividends would nevertheless continue to accumulate. See “Description of Series A Preferred Stock – Dividends.”

The holders of the Series A preferred stock have limited voting rights.

Except as specified in our amended and restated certificate of incorporation, the holders of the Series A preferred stock are not entitled to voting rights. Wells Fargo indirectly owns 100% of our common stock and therefore has effective control over voting. We are prohibited by our amended and restated certificate of incorporation from materially and adversely altering the terms of the Series A preferred stock without the consent or vote of holders of at least two-thirds of the then outstanding Series A preferred stock, voting as a separate class. For descriptions of the matters on which the holders of the Series A preferred stock have a right to vote, see “Description of the Series A Preferred Stock — Voting Rights.”

We may liquidate, dissolve or wind up at any time without your approval or consent.

Our amended and restated certificate of incorporation provides that, subject to the terms of the capital stock we have outstanding at the time, we may liquidate, dissolve or wind up upon the affirmative vote of a majority of our independent directors. However, since the holders of the Series A preferred stock do not have voting rights as a separate class with respect to these matters, WPFC, which is currently the holder of all of our common stock and substantially all of our Series B preferred stock, has control over our liquidation, dissolution or winding up. Although WPFC has no present intention to cause such an event to occur, it may in the future cause us to liquidate, dissolve or wind up at any time or for any reason. If such an event were to occur, you may not be able to invest your liquidation proceeds in securities with a dividend yield comparable to that of the Series A preferred stock.

Holders of the Series A preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after December 11, 2019.

Within 90 days of the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event, even if such event occurs prior to December 11, 2019, we will have the right to provide notice of

Risks Relating to the Terms of the Series A Preferred Stock (continued)

our intent to reedem, and subsequently redeem the Series A preferred stock in whole or in part. The occurrence of such Tax Event, Regulatory Event or Investment Company Act Event will not, however, give a stockholder any right to request that the Series A preferred stock be redeemed. Tax Event, Regulatory Event and Investment Company Act Event are defined as follows:

•

A Tax Event means our determination, based on our receipt of an opinion of counsel, rendered by a law firm experienced in such matters, in form and substance satisfactory to us, which states that there is a significant risk that dividends paid or to be paid by us with respect to our capital stock are not or will not be fully deductible by us for U.S. federal income tax purposes or that we are or will be subject to additional taxes, duties, or other governmental charges, determined by reference to the effect on the tax liability of any consolidated, combined, unitary or similar tax group of which we are a part, in an amount we reasonably determine to be significant as a result of:

•

any amendment to, clarification of, or change in, the laws, treaties, or related regulations of the United States or any of its political subdivisions or their taxing authorities affecting taxation; or

•

any judicial decision, official administrative pronouncement, published or private ruling, technical advice memorandum, Chief Counsel Advice, as such term is defined in the Code, regulatory procedure, notice, or official announcement, which we refer to collectively as “Administrative Actions”;

which amendment, clarification, or change, or such official pronouncement or decision, is announced, on or after the original date of issuance of the Series A preferred stock.

•

A Regulatory Event means our reasonable determination, as evidenced by a certificate of one of our senior executive officers, that the Series A preferred stock remaining outstanding would (x) not be consistent with any applicable law or regulation or (y) have a material adverse effect on either us or any of Wells Fargo or the Bank (or any of their respective successors), in each case, as a result of a change in law or regulation or a written change in interpretation or application of law or regulation, by any legislative body, court, governmental agency, or regulatory authority occurring on or after the original date of issuance of the Series A preferred stock, such change in law being reflected in an opinion of counsel, in form and substance satisfactory to us.

•

An Investment Company Act Event means our determination, based on our receipt of an opinion of counsel, rendered by a law firm experienced in such matters, in form and substance satisfactory to us, which states that there is a significant risk that we are or will be considered an “investment company” that is required to be registered under the Investment Company Act, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation, by any legislative body, court, governmental agency, or regulatory authority.

See “Risk Factors – Risks Associated with Our Business - Our no longer qualifying for an exclusion from the definition of an investment company under the Investment Company Act could have a material adverse effect on us.”

While the Series A preferred stock may be redeemed at our option under certain circumstances described herein, investors in the Series A preferred stock will have no right to reclaim their initial investment from us and the Series A preferred stock may never be redeemed. If investors in Series A preferred stock choose to sell their shares of Series A preferred stock in order to reclaim all or part of their initial investment in the absence of any redemption, those investors may not be able to sell their securities in the secondary market, or if such a sale occurs the sale price may not be at or above the initial price at which such shares were purchased.

If we redeem the Series A preferred stock, you may not be able to invest your redemption proceeds in securities with a dividend yield comparable to that of the Series A preferred stock. See “Description of the Series A Preferred Stock – Redemption.”

The Series A preferred stock will rank subordinate to claims of our creditors and on parity with our outstanding Series B preferred stock and any other capital stock on parity with the Series A preferred stock that we may issue in the future.

The Series A preferred stock will rank subordinate to all claims of our creditors and, with respect to assets pledged on behalf of the Bank, subordinate to claims on such assets pledged on behalf of the Bank. The Series A preferred stock will rank on parity with our outstanding $667 thousand of aggregate liquidation preference Series B preferred stock (as of September 30, 2014) with respect to dividend rights and upon our liquidation, dissolution and winding up. In addition, our board of directors has the power to create and issue additional stock that will rank on parity with the Series A preferred stock without the consent of the holders of the Series A preferred stock so long as we satisfy the Pro Forma FFO Test and the Pro Forma Unpaid Principal Balance Test and such issuance is approved by a majority of our independent directors. Accordingly, if

•	we do not have funds legally available to pay full dividends on the Series A preferred stock and any other parity stock that we may issue; or

•	in the event of our liquidation, dissolution and winding up, we do not have funds legally available to pay the full liquidation value of the Series A preferred stock and any other parity stock,

any funds that are legally available to pay such amounts will be paid pro rata to the Series A preferred stock and any other outstanding parity stock. See “Description of the Series A Preferred Stock – Ranking.”

Because we may, without the approval of the holders of the Series A preferred stock, pledge up to 80% of our total assets to secure certain borrowings by the Bank and incur indebtedness of up to 20% of our stockholders’ equity, it is possible that upon liquidation the pledgees of our assets, together with the lenders of that indebtedness, would have claims superior to those of the holders of Series A preferred stock on substantially all of our assets.

We will have the right to pledge our loan assets in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through the Federal Home Loan Banks and Federal Reserve Banks. In addition, without the consent of holders of the Series A preferred stock, we have the ability to incur indebtedness at any time in an aggregate amount not exceeding 20% of our stockholders’ equity (determined in accordance with GAAP). As of September 30, 2014, our stockholders’ equity of $12.1 billion was equal to 94% of our total assets of $12.8 billion. GAAP does not require that pledges of assets used to secure the Bank’s borrowing obligations be treated as liabilities. Accordingly, it is possible that upon liquidation the pledgees of our assets, together with the lenders of indebtedness we are permitted to incur, would have claims superior to those of the holders of Series A preferred stock on substantially all of our assets, in which case those claims would prevent holders of the Series A preferred stock from obtaining any recovery upon our liquidation.

Risks Relating to the Terms of the Series A Preferred Stock (continued)

The level of our assets relative to the aggregate liquidation preference of the Series A preferred stock could decline over time because of, among other things, dividends paid by us on our common stock, or other junior stock, if any such junior stock is issued at a future date.

Subject to satisfying an FFO test (see “Description of the Series A Preferred Stock – Voting Rights”), if we have paid full dividends on the Series A preferred stock as described below under “Description of the Series A Preferred Stock – Dividends,” we are not prohibited from paying dividends, whether in cash or in kind, that could cause the level of our assets relative to the aggregate liquidation preference of the Series A preferred stock to decline. Additionally, we have the power to create and issue parity stock without the consent of the holders of the Series A preferred stock so long as we satisfy the Pro Forma FFO Test and the Pro Forma Unpaid Principal Balance Test and the issuance has been approved by a majority of our independent directors. See “Description of the Series A Preferred Stock – Ranking” and “– Independent Director Approval.”

As various loans prepay or repay principal and distributions, subject to the limitations referenced above, we may choose to apply such amounts to pay dividends or return capital on our common stock. Additionally, subject to the limitations referenced above, we could distribute a portion of our assets as a return of capital on our common stock. We have no current intention to declare a return of capital, and Wells Fargo and the Bank have no current intention to cause or permit us to declare a return of capital. Nevertheless, dividends paid by us on our common stock could result in a reduction in our assets that could have the consequence of us not having funds available to pay full dividends on the Series A preferred stock in future periods or loss to you of some or all of the amount of your investment should we be liquidated.

There has been no public market for the Series A preferred stock prior to this offering and an active trading market may never develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Series A preferred stock, and an active trading market may not develop or be sustained. The initial public offering price of shares of our Series A preferred stock will be determined by agreement among us and the underwriters, but our Series A preferred stock may trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our Series A preferred stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Series A preferred stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

Stock markets, including the NYSE (on which we intend to list shares of our Series A preferred stock), have from time to time experienced significant price and volume fluctuations. As a result, the market price of shares of our Series A preferred stock may be similarly volatile, and investors in shares of our Series A preferred stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of shares of our Series A preferred stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our quarterly operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us, the residential mortgage loan, commercial loan or industrial loan sectors or the real estate industry;

•	the level and volatility of capital markets, interest rates, currency values and other market indices that affect the value of our assets and liabilities;

•	increases in market interest rates or other changes in monetary policy, which may lead investors to demand higher distribution yields for shares of our Series A preferred stock;

•	the availability and cost of both credit and capital, and our ability to obtain financing;

•	increased competition in the residential mortgage loan, commercial real estate or industrial financing business;

•

strategic decisions by us and our affiliates or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy, and the ability to execute on them;

•	the impact of current, pending and future legislation, regulation and legal actions applicable to us, the Bank, Wells Fargo or our industry;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•	security issuances by us, or resales by our stockholders, or the perception that such issuances or resales may occur;

•	changes in accounting standards, rules and interpretations or actual, potential or perceived accounting problems;

•	failure to qualify as a REIT;

•	cyber-attacks, terrorist acts, natural or man-made disasters or threatened or actual armed conflicts; and

•

economic conditions that affect the general economy, housing prices, the job market, consumer confidence and spending habits, including our borrowers’ prepayment and repayment of our loans (particularly in states where we have significant exposure), including factors unrelated to our performance.

The market price of shares of our Series A preferred stock may fluctuate or decline significantly in the future and holders of shares of our Series A preferred stock may not be able to sell their shares when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

The Series A preferred stock solely represents an interest in us and is not the obligation of, or guaranteed by, any other entity.

The Series A preferred stock does not constitute an obligation or equity security of Wells Fargo, the Bank or any other entity, nor is our obligation with respect to the Series A preferred stock guaranteed

Risks Relating to the Terms of the Series A Preferred Stock (continued)

by any other entity. In particular, none of Wells Fargo, the Bank or any other entity guarantees that we will declare or pay any dividends nor are they obligated to provide additional capital or other support to us to enable us to pay dividends in the event our assets and results of operations are insufficient for such purpose.

The shares of Series A preferred stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Bank nor Wells Fargo is prohibited, pursuant to the terms of the Series A preferred stock, from paying dividends at any time, even if we have not paid dividends on the Series A preferred stock.

Risks Associated with Our Business

We are effectively controlled by Wells Fargo and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.

Both of our executive officers are also executive officers of Wells Fargo and are executive officers and directors of the Bank. One of these executive officers is also a director of the Company. After this offering, Wells Fargo, the Bank and WPFC will continue to directly and indirectly control a substantial majority of our outstanding voting shares and, in effect, have the right to elect all of our directors, including our independent directors, except under limited circumstances if we fail to pay dividends.

Wells Fargo and the Bank may have interests that differ from our interests. Wells Fargo may have investment goals and strategies that differ from those of the holders of the Series A preferred stock. Furthermore, the Bank currently is responsible for the administration of our day-to-day activities pursuant to the terms of loan participation and servicing and assignment agreements. Consequently, conflicts of interest between us, on the one hand, and Wells Fargo, WPFC and/or the Bank, on the other hand, may arise. Because Wells Fargo’s interests may differ from those of the holders of the Series A preferred stock, actions Wells Fargo takes or omits to take with respect to us may not be as favorable to the holders of the Series A preferred stock as they are to Wells Fargo.

As a consolidated subsidiary of Wells Fargo, we are subject to Wells Fargo’s enterprise risk management framework, including enterprise-level management committees that have been established to inform the risk management framework and provide governance and advice regarding management functions, and we are subject to key elements of Wells Fargo’s enterprise risk management culture. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Wells Fargo’s Risk Management Framework and Culture.”

We depend on the officers and employees of Wells Fargo and the Bank for the selection, structuring and monitoring of our loan portfolio, and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.

Wells Fargo and the Bank are involved in virtually every aspect of our management and operations. We are dependent on the diligence and skill of the officers and employees of the Bank for the selection, structuring and monitoring of our loan portfolio and our other authorized investments and business opportunities.

Because of the nature of our relationship with the Bank and its affiliates, it is likely that conflicts of interest will arise with respect to certain transactions, including, without limitation, our acquisition of loans from, or disposition of loans to, the Bank, foreclosure on defaulted loans and the modification of loan participation and servicing and assignment agreements.

Conflicts of interest among us and the Bank or its affiliates may also arise in connection with making decisions that bear upon the credit arrangements that the Bank or its affiliates may have with a borrower under a loan. Conflicts also could arise in connection with other actions taken by us or the Bank or its affiliates. In addition, conflicts could arise between the Bank or its affiliates and us in connection with modifications to consumer loans, including under modifications made pursuant to the Bank’s proprietary programs and pursuant to the U.S. Treasury’s Making Home Affordable programs and the Home Affordable Modification Program, for first lien loans and Second Lien Mortgage Program for junior lien loans.

It is our intention that any agreements and transactions between us and the Bank or its affiliates, including, without limitation, any loan participation and servicing and assignment agreements, be fair to all parties and consistent with market terms for such types of transactions. The terms of any such agreement or transaction may, however, differ from terms that could have been obtained from unaffiliated third parties.

We depend on the officers and employees of Wells Fargo and the Bank for administrative services and the servicing of the loans, and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.

The loans in our portfolio are predominantly serviced by the Bank pursuant to the terms of loan participation and servicing and assignment agreements. In some instances, the Bank has delegated servicing responsibility for certain of our loans to third parties that are not affiliated with us or the Bank or its affiliates. We pay the Bank monthly loan servicing fees for its services under the terms of the loan participation and servicing and assignment agreements. See Note 6 (Transactions With Related Parties) to the Audited Financial Statements in this prospectus. The loan participation and servicing and assignment agreements require the Bank to service the loans in our portfolio in a manner substantially the same as for similar work performed by the Bank for transactions on its own behalf. The Bank collects and remits principal and interest payments, maintains perfected collateral positions and submits and pursues insurance claims. The Bank also provides accounting and reporting services required by us for our loans. We also may direct the Bank to dispose of any loans that are classified as nonperforming, placed in a nonperforming status or renegotiated due to the financial deterioration of the borrower. We generally may not sell, transfer, encumber, assign, pledge or hypothecate the loans without the prior written consent of the Bank. The Bank is required to pay all expenses related to the performance of its duties under the loan participation and servicing and assignment agreements, including any payment to its affiliates or third parties for servicing the loans. In accordance with the terms of the loan participation and servicing and assignment agreements in place, we have the authority to decide whether to foreclose on collateral that secures a loan in the event of a default. Upon sale or other disposition of foreclosure property, the Bank will remit to us the proceeds less the cost of holding and selling the foreclosure property. In the event it is determined that it would be uneconomical to foreclose on the related property, the entire outstanding principal balance of the real estate 1-4 family mortgage loan may be charged off. In addition, we may separately agree with the Bank to sell a defaulted loan back to the Bank at its estimated fair value. We anticipate that the Bank will continue to act as servicer of any additional loans that we acquire from the Bank. We anticipate that any such servicing arrangement that we enter into in the future with the Bank will contain fees and other terms that most likely will differ from, but be substantially equivalent to, those that would be contained in servicing arrangements entered into with unaffiliated third parties. To the extent we acquire loans from unaffiliated third parties, we anticipate that such loans may be serviced by entities other than the Bank. It is our policy that any servicing arrangements with unaffiliated third parties will be consistent with standard industry practices.

In addition, our loan participation and servicing and assignment agreements include obligations of the Bank to hold us harmless from any claims, causes of action, suits, damages and costs and expenses

Risks Associated with Our Business (continued)

(including reasonable attorneys’ fees) arising from any unlawful act or omission occurring intentionally or unintentionally in connection with the loan products, loan applications, closings, dispositions and servicing arising under or with respect to any of the loans in our portfolio. In the event the Bank is unable or otherwise prevented from holding us harmless under such covenants, we could suffer a loss as a result of the Bank not fulfilling its servicing obligations under the agreements.

Our loan participation and servicing and assignment agreements may be amended from time to time at our discretion and, in certain circumstances, subject to the approval of a majority of our independent directors, without a vote of our stockholders, including holders of the Series A preferred stock.

Competition may impede our ability to acquire additional loans or other authorized assets, which could materially and adversely affect our results of operations and cash flow.

In order to qualify as a REIT, we can only be a passive investor in real estate loans and certain other qualifying investments. We anticipate that we will hold loans in addition to those in the current portfolio and that a majority, if not all, of these loans will be obtained from the Bank.

The Bank competes with mortgage conduit programs, investment banking firms, savings and loan associations, banks, savings banks, finance companies, mortgage bankers and insurance companies in acquiring and originating loans. To the extent we acquire loans directly from unaffiliated third parties in the future, we will face competition similar to that which the Bank faces in acquiring such loans.

Legislative and regulatory changes and proposals may restrict or limit our ability to engage in our current businesses or in businesses that we desire to enter into.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have continued their increased focus on regulation of the financial services industry. In July 2010, the Dodd-Frank Act was enacted, in part, to impose significant investment restrictions and capital requirements on banking entities and other organizations that are significant to the U.S. financial markets. For instance, under the Dodd-Frank Act, in December 2013, federal banking regulators issued regulations implementing the “Volcker Rule,” which imposes significant restrictions on the proprietary trading and covered fund activities of certain banking entities. The Dodd-Frank Act also seeks to reform the asset-backed securitization market (including the mortgage-backed securities market) and imposes significant regulatory restrictions on the origination of residential mortgage loans. Final asset-backed securitization rules were issued in October 2014 and are expected to become effective, with respect to residential mortgage backed securities, in October 2015 and, with respect to other asset backed securities, in October 2016. The Dodd-Frank Act also created a new regulator, the CFPB, which now oversees many of the laws that regulate the mortgage industry, including among others the Real Estate Settlement Procedures Act and the Truth in Lending Act (“TILA”).

In 2013, the CFPB issued the final ability to repay and qualified mortgage rules that generally became effective in January 2014. The ability to repay and qualified mortgage rules implement the Dodd-Frank Act requirement that creditors originating residential mortgage loans make a reasonable and good faith determination that each applicant has a reasonable ability to repay. Although we do not currently originate loans, we cannot predict the long-term impact of these final rules on our ability or desire to acquire certain types of loans or loans to certain borrowers or on our financial results.

Proposals that further increase regulation of the financial services industry have been and are expected to continue to be introduced in Congress, in state legislatures and before various regulatory agencies that supervise our operations. Not all regulations authorized or required under the Dodd-Frank Act have been proposed or finalized by federal regulators. Further legislative changes and additional regulations may change our operating environment in substantial and unpredictable ways. We cannot predict whether future legislative proposals will be enacted and, if enacted, the effect that they, or any implementing regulations, would have on our business, results of operations or financial condition. The same uncertainty exists with respect to regulations authorized or required under the Dodd-Frank Act that have not yet been proposed or finalized.

We continue to evaluate the potential impact of legislative and regulatory proposals. Any future legislation or regulations, if adopted, could impose restrictions on or otherwise limit our ability to continue our business as currently operated, increase our cost of doing business or impose liquidity or capital burdens that would negatively affect our financial position or results of operations.

Our financial results and condition may be adversely affected by difficult business and economic and other conditions, particularly if housing prices decline, unemployment worsens or general economic conditions deteriorate.

Our financial performance is affected by general business and economic conditions in the United States and abroad, and a worsening of current business and economic conditions could adversely affect our business, results of operations and financial condition. If housing prices decline, unemployment worsens or general economic conditions deteriorate, we would expect to incur higher net charge-offs and provision expense from increases in our allowance for credit losses.

In addition, the regulatory environment, natural disasters or other external factors can influence recognition of credit losses in the portfolio and our allowance for credit losses. These economic and other conditions may adversely affect not only consumer loan performance but also commercial loan performance, especially for borrowers that rely on the health of industries or properties that may experience deteriorating economic conditions.

We have no control over changes in interest rates and such changes could negatively impact our financial condition, results of operations and ability to pay dividends.

Our income consists primarily of interest payments on our loans. As of September 30, 2014, 71% of loans, as measured by the aggregate outstanding principal amount, bore interest at fixed rates and the remainder bore interest at adjustable rates. Fixed rate loans increase our interest rate risk because rates on these loans do not adjust with changes in interest rates and prepayment of these loans generally increases in low interest rate environments, which could have the effect of reducing our overall yield. Adjustable-rate loans decrease the risks to a lender associated with changes in interest rates but involve other risks. For adjustable rate loans, as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, and this increased payment increases the potential for default. At the same time, the fair value and therefore marketability of the underlying collateral may be adversely affected by higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on the fixed rate loans in our portfolio as the borrowers refinance their loans at lower interest rates. Under these circumstances, we may find it more difficult to acquire additional loans with rates sufficient to support the payment of the dividends on the Series A preferred stock. A declining interest rate environment could adversely affect our ability to pay full, or even partial, dividends on the Series A preferred stock.

Loans are subject to economic and other conditions that could negatively affect the value of the collateral securing such loans and/or the results of our operations.

The value of the collateral underlying our loans and/or the results of our operations could be affected by various economic and other conditions, such as:

•	changes in interest rates;

Risks Associated with Our Business (continued)

•	local and other economic conditions affecting real estate and other collateral values;

•

the continued financial stability of a borrower and the borrower’s ability to make loan principal and interest payments, which may be adversely affected by job loss, recession, divorce, illness or personal bankruptcy;

•	the ability of tenants to make lease payments and the creditworthiness of tenants;

•

the ability of a property to attract and retain tenants, which may be affected by conditions such as an oversupply of space or a reduction in demand for rental space in the area, rent on the property and on other comparable properties located in the same region, the attractiveness of properties to tenants, and the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and make other tenant concessions;

•	historical and anticipated level of vacancies;

•	the availability of credit to refinance loans at or prior to maturity;

•	increased operating costs, including energy costs, real estate taxes, and costs of compliance with environmental controls and regulations;

•	sudden or unexpected changes in economic conditions, including changes that might result from terrorist attacks and the United States’ response to such attacks; and

•	potential or existing environmental risks and the occurrence of natural disasters that cause damage to our collateral.

Adverse conditions in states in which we have a higher concentration of loans could negatively impact our operations.

As of September 30, 2014, 46% of loans, as measured by the aggregate outstanding principal amount, were located in California, Florida, New Jersey, Pennsylvania and North Carolina. In the event of adverse economic conditions in states in which we have a higher concentration of loans, including California, Florida, New Jersey, Pennsylvania and North Carolina, we would likely experience higher rates of loss and delinquency on our loan portfolio than if the underlying loans were more geographically diversified. Additionally, our loans may be subject to a greater risk of default than other comparable loans in the event of adverse economic, political or business developments or natural hazards that may affect states in which we have a higher concentration of loans. Adverse conditions may affect the ability of property owners or commercial borrowers in those states to make payments of principal and interest on the underlying loans. In the event of any adverse development or natural disaster, our ability to pay dividends on the Series A preferred stock could be adversely affected.

Our commercial loans subject us to risks that are not present in our consumer loan portfolio, including the fact that some commercial loans are unsecured.

As of September 30, 2014, 20% of our assets, as measured by aggregate outstanding principal amount, consisted of commercial loans, which includes CSRE loans and C&I loans. Commercial loans generally tend to have shorter maturities than real estate 1-4 family mortgage loans and may not be fully amortizing, meaning that they may have a significant principal balance or “balloon” payment due on maturity. Commercial real estate properties tend to be unique and are more difficult to value than single-family residential real estate properties. Foreclosures of defaulted commercial loans generally are subject to a number of complicating factors, including environmental considerations, which are not generally present in foreclosures of real estate 1-4 family mortgage loans. See “– We could incur losses as a result of environmental liabilities of properties underlying our assets through foreclosure action.” Additionally, there is no requirement regarding the percentage that must be leased of any property securing a commercial loan at the time we acquire the loan nor are commercial loans required to have third-party guarantees.

As of September 30, 2014, less than 5%, as measured by aggregate outstanding principal amount, of our commercial loans are unsecured. Such unsecured loans are more likely than loans secured by real estate or personal property collateral to result in a loss upon a default.

We have not obtained a third-party valuation of any of our assets acquired from affiliated parties. Therefore, there can be no assurance that the terms by which we acquired such assets did not differ from the terms that could have been obtained from unaffiliated parties.

It is our intention that any agreements and transactions between us and the Bank or its affiliates, including, without limitation, any loan participation and servicing and assignment agreements, be fair to all parties and consistent with market terms for such types of transactions. We have adopted policies with a view to ensuring that all financial dealings between the Bank and us will be fair to both parties and consistent with market terms. However, there has not been a third-party valuation of any of our assets acquired from affiliated parties. In addition, it is not anticipated that third-party valuations will be obtained in connection with future acquisitions or dispositions of assets even in circumstances where an affiliate of ours is transferring the assets to us, or purchasing the assets from us. Accordingly, we cannot assure you that the purchase price we paid for our assets was equal to that which would have been paid to an unaffiliated party. Nor can we assure you that the consideration to be paid by us to, or received by us from, the Bank, any of our affiliates or third parties in connection with future acquisitions or dispositions of assets will be equal to that which would have been paid to or received from an unaffiliated party.

We may not be able to acquire loans at the same volumes or with the same yields as we have historically acquired.

As of September 30, 2014, substantially all of our assets, including interests in real estate loans, have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Asset Contributions.” The Bank originates and underwrites, or purchases and re-underwrites, loans. Our ability to acquire interests in loans in the future will depend on the Bank’s ability to continue to originate or purchase such loans. Originating and purchasing real estate loans is highly competitive and subject to extensive regulation. As a result, the Bank may not be able to originate or purchase loans at the same volumes or with the same yields as it has historically originated or purchased. This may interfere with our ability to maintain the requisite level of real estate assets to maintain our qualification as a REIT. In addition, although we have policies relating to the minimum credit quality (as measured by FICO score and LTV/CLTV) of loans that we may acquire, the relative quality of our portfolio could decline substantially in the future even though we continue to meet our existing thresholds (which are, in any event, subject to change). If volumes of loans purchased decline or the

Risks Associated with Our Business (continued)

yields on these loans decline from existing levels, it could negatively affect our financial condition or results of operations.

Holding mortgage loans as participation interests instead of holding whole loans poses certain additional risks to us.

As of September 30, 2014, substantially all of our assets, including interests in real estate loans, have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Asset Contributions.” The substantial majority of these loans were originated or purchased by the Bank, and the Bank remains the lender of record under the related mortgage notes and other mortgage documents. As the holder of participation interests in loans, substantially all of which are serviced by the Bank, we are dependent on the servicing and efforts of the Bank. We do not have a direct contractual relationship with borrowers under the loan participation and servicing and assignment agreements. However, in accordance with the terms of the loan participation and servicing and assignment agreements in place, we have the authority to decide whether to foreclose on collateral that secures a loan and certain other rights. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940.” In addition, we generally may not sell, transfer, encumber, assign, pledge or hypothecate our participation interests in loans without the prior written consent of the Bank.

Furthermore, if the Bank became subject to a receivership proceeding or failed to repay a deposit made by a borrower on a mortgage loan in which we have a participation interest, such borrower may be entitled to set off their obligation to pay principal or interest on such mortgage loan against the Bank’s obligation to repay the deposit of the borrower.

We may invest in assets that involve new risks and need not maintain our current asset coverage.

Although our loan portfolio consists primarily of consumer and commercial loans, to the extent we acquire additional assets in the future, we are not required to limit our investments to assets of the type that will constitute our loan portfolio upon the consummation of this offering. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy.” Other real estate assets may involve different risks not described in this prospectus. Nevertheless, we will not invest in assets that are not real estate assets (which includes consumer loans, CSRE loans, mortgage-backed securities that are eligible to be held by REITs, cash, cash equivalents, including receivables and government securities, and other real estate assets) if such investments would cause us to no longer qualify as a REIT for U.S. federal income tax purposes. Moreover, while our policies will call for maintaining specified levels of FFO coverage as to expected dividend distributions and for maintaining specified levels of unpledged, performing assets, we are not required to maintain current levels of asset coverage.

The origination of consumer loans, including those we currently own, is heavily regulated, and real or alleged violations of statutes or regulations applicable to the origination of our consumer loans could have an adverse effect on our financial condition and results of operations and our ability to pay dividends on the Series A preferred stock.

The origination of consumer loans, such as the real estate 1-4 family mortgage loans currently owned by us, and other mortgage loans that we may own in the future, is governed by a variety of federal and state laws and regulations, including TILA and various anti-fraud and consumer protection statutes. The laws and regulations of the various jurisdictions in which companies in the financial services industry conduct their mortgage lending business are complex, frequently changing and, in some cases, in direct conflict with each other. We believe that our consumer loans were originated in compliance with the applicable laws and regulations in all material respects. However, a borrower or borrowers may allege that the origination of their loan did not comply with applicable laws or regulations in one or more respects. Borrowers may assert such violations as an affirmative defense to payment or to the exercise by us (through our loan servicer) of our remedies, including foreclosure proceedings or in an action seeking statutory and other damages in connection with such violations. We and the Bank could become involved in litigation in connection with any such dispute, including class action lawsuits. Pursuant to our loan participation and servicing and assignment agreements (see “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers”), the Bank is obligated to hold us harmless from any claims, causes of action, suits, damages and costs and expenses (including reasonable attorneys’ fees) arising from any unlawful act or omission occurring intentionally or unintentionally in connection with the loan products, loan applications, closings, dispositions and servicing arising under or with respect to any of the loans. However, in the event the Bank was unable or otherwise prevented from holding us harmless under such agreements, and if we and the Bank are not successful in demonstrating that the loans in dispute were originated in accordance with applicable statutes and regulations, we and the Bank could become subject to monetary damages and other civil penalties, including possible rescission of the affected loans, and could incur substantial litigation costs over a period of time that could be protracted. The risk that borrowers will allege a defense to payment of their loans, including that the origination of the loan did not comply in some respect with laws or regulations, is likely to increase if general economic conditions in the United States deteriorate and if delinquencies and foreclosures increase.

Loans secured by second or more junior liens might not have adequate security.

The consumer loans that are secured by second or more junior liens may not afford security comparable to that provided by first lien mortgage loans, particularly in the case of real estate 1-4 family junior lien mortgage loans that have a high combined loan to value ratio, because foreclosure may not be economical. The proceeds from any foreclosure, insurance or condemnation proceedings will be available to satisfy the outstanding balance of the junior lien only to the extent that the liens of the senior mortgages have been satisfied in full, including any related foreclosure costs. In accordance with the terms of the loan participation and servicing and assignment agreements in place, we have the authority to decide whether to foreclose on collateral that secures a loan in the event of a default. In the event it is determined that it would be uneconomical to foreclose on the related property, the entire outstanding principal balance of the real estate 1-4 family mortgage loan may be charged off. In addition, we may separately agree with the Bank to sell a defaulted loan back to the Bank at its estimated fair value. There can be no guarantee that the market value of the collateral realized through the foreclosure process or the value of the loan sold back to the Bank would equal the carrying value of the loan for purposes of our financial statements. In these circumstances, including with respect to charge-off, any related losses with respect to such loans would be borne by us and could affect our ability to pay dividends on the Series A preferred stock.

Risks Associated with Our Business (continued)

The rate of default of real estate 1-4 family junior lien mortgage loans may be greater than that of loans secured by senior mortgages on comparable properties. If real estate markets generally experience an overall decline in value, this could diminish the value of our interest as a junior mortgagee.

For real estate 1-4 family junior lien mortgage loans, the underwriting standards and procedures applicable to such loans, as well as the repayment prospects of those loans, may be more dependent on the creditworthiness of the borrower and less dependent on the adequacy of the mortgaged property as collateral.

We do not have insurance to cover our exposure to borrower defaults and bankruptcies and special hazard losses that are not covered by standard insurance.

Generally, neither we nor the Bank obtain credit enhancements such as borrower bankruptcy insurance or obtain special hazard insurance for our loans, other than standard hazard insurance typically required by the Bank, which relates only to individual loans. Without third-party insurance, we are subject to risks of borrower defaults and bankruptcies and special hazard losses, such as losses occurring from floods, that are not covered by standard hazard insurance.

We could incur losses as a result of environmental liabilities of properties underlying our assets through foreclosure action.

We may be forced to foreclose on an underlying loan where the borrower has defaulted on its obligation to repay the loan. We may also be subject to environmental liabilities with respect to foreclosed property, particularly industrial and warehouse properties, which are generally subject to relatively greater environmental risks, and to the corresponding burdens and costs of compliance with environmental laws and regulations, than non-commercial properties. The discovery of these liabilities and any associated costs for removal of hazardous substances, wastes, contaminants or pollutants could exceed the value of the real property and could have a material adverse effect on the fair value of such loan and therefore we may not recover any or all of our investment in the underlying loan. Although the Bank has exercised and will continue to exercise due diligence to discover potential environmental liabilities prior to our acquisition of any participation in loans secured by such property, hazardous substances or wastes, contaminants, pollutants or their sources may be discovered on properties during our ownership of the loans. To the extent that we acquire any loans secured by such real property directly from unaffiliated third parties, we intend to exercise due diligence to discover any such potential environmental liabilities prior to our acquisition of such loan. Nevertheless we may be unable to recoup any of the costs from any third party and we could incur full recourse liability for the entire cost of any removal and clean-up on a property.

Delays in liquidating defaulted loans could occur that could cause our business to suffer.

Substantial delays could be encountered in connection with the liquidation of the collateral securing defaulted loans, with corresponding delays in our receipt of related proceeds. An action to foreclose on a mortgaged property or repossess and sell other collateral securing a loan is regulated by state statutes and rules. Any such action is subject to many of the delays and expenses of lawsuits, which may impede our ability to foreclose on or sell the collateral or to obtain proceeds sufficient to repay all amounts due on the related loan.

Unexpected rates of loan prepayments may cause us to violate the Investment Company Act or cause a decrease in our net income.

We generally reinvest the cash from loan pay-downs and prepayments in acquiring new loans. If we are unable to acquire new loans, determine not to acquire loans, or if actual prepayment rates exceed the expected rates, excess cash may accumulate on our balance sheet. If we have cash on our balance sheet greater than permitted pursuant to the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act, we may, absent other relief, no longer qualify for the exclusion under the Investment Company Act.

Our no longer qualifying for an exclusion from the definition of an investment company under the Investment Company Act could have a material adverse effect on us.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which for these purposes includes loans and participation interests therein of the types owned by us. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

We believe that we qualify, and intend to conduct our operations so as to continue to qualify, for the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of an investment company entities that are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in a series of no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that in order to qualify for this exclusion, an issuer must maintain

•	at least 55% of the value of its assets in Qualifying Interests,

•	at least an additional 25% of its assets in other permitted real estate-type interests (reduced by any amount the issuer held in excess of the 55% minimum requirement for Qualifying Interests), and

•	no more than 20% of its assets in other than Qualifying Interests and real estate-type assets,

and also that the interests in real estate meet other criteria described in such no-action letters. Mortgage loans that were fully and exclusively secured by real property are typically qualifying for these purposes. In addition, participation interests in such loans meeting certain criteria described in such no-action letters are generally qualifying real estate assets for purposes of the Section 3(c)(5)(C) exclusion. See “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940.” We believe that our participation interests in mortgage loans satisfy these criteria and that we otherwise qualify for the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act.

Under the Investment Company Act, a non-exempt entity that is an investment company is required to register with the SEC and is subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. In August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments that

Risks Associated with Our Business (continued)

rely on the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act should continue to be allowed to rely on such exclusion. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretive guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. We cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act. If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company, either of which could have a material adverse effect on us and the price of the Series A preferred stock, and could give us the right and/or cause us to redeem the Series A preferred stock, as applicable. See “Description of the Series A Preferred Stock – Redemption” and “– Risks Relating to the Terms of the Series A Preferred Stock – Holders of the Series A preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after December 11, 2019.”

Further, in order to ensure that we at all times continue to qualify for the Section 3(c)(5)(C) exclusion, we may be required at times to adopt less efficient methods of financing certain of our assets than would otherwise be the case and may be precluded from acquiring certain types of assets whose yield is somewhat higher than the yield on assets that could be acquired in a manner consistent with the exclusion. The net effect of these factors may at times reduce our net interest income.

Finally, if we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period we were determined to be an unregistered investment company.

Our framework for managing risks may not be effective in mitigating risk and loss to us.

Our risk management framework seeks to mitigate risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit risk, interest rate risk and liquidity risk, among others. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. In certain instances, we rely on models to measure, monitor and predict risks, such as credit risks; however, there is no assurance that these models will appropriately capture all relevant risks or accurately predict future events or exposures. The recent financial and credit crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and the federal banking regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If our risk management framework proves ineffective, we could suffer unexpected losses that could have a material adverse effect on our results of operations or financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management” for additional information about our risk management framework.

Changes in accounting policies or accounting standards, and changes in how accounting standards are interpreted or applied, could materially affect how we report our financial results and condition.

Our accounting policies are fundamental to determining and understanding our financial results and condition. Some of these policies require use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Further, our policies related to the allowance for credit losses are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. For a description of these policies, refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policy” section in this prospectus.

From time to time the Financial Accounting Standards Board (“FASB”) and the SEC change the financial accounting and reporting standards that govern the preparation of our external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as FASB, the SEC, banking regulators and our outside auditors) may change or even reverse their previous interpretations or positions on how these standards should be applied.

Because we are a consolidated subsidiary of the Bank, we may be subject to regulatory guidance and other pronouncements issued from time to time by the OCC and other banking regulators. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond our control, can be hard to predict and could materially affect how we report our financial results and condition. We may be required to apply retroactively a new standard, a revised standard or an existing standard in a different manner than previously applied. In all cases, this retroactive application may potentially result in us having to restate prior period financial statements in amounts that may be material.

Our financial statements are based in part on assumptions and estimates which, if wrong, could cause unexpected losses in the future.

Pursuant to GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including in determining credit loss reserves, among other items. Our policies related to the allowance for credit losses are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. For a description of these policies, refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policy” section in this prospectus. If assumptions or estimates underlying our financial statements are incorrect, we may experience material losses.

As an “emerging growth company” under the JOBS Act we are eligible to take advantage of certain exemptions from various reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” If we do take advantage of any of these exemptions, we do not know if some investors will find our Series A preferred stock less attractive as a result. The result may be a less active trading market for our Series A preferred stock and our share price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging

Risks Associated with Our Business (continued)

growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years after our initial public offering of common stock, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. The Series A preferred stock is an equity interest in the Company and does not constitute indebtedness.

We may pledge up to 80% of our assets as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through Federal Home Loan Banks and Federal Reserve Banks, which subjects us to the Bank’s default risk.

The Bank may access secured borrowing facilities through Federal Home Loan Banks and through the discount window of Federal Reserve Banks. The Bank is a member of the Federal Home Loan Bank of Des Moines and the Federal Reserve Bank of San Francisco, and as a subsidiary of the Bank, we may pledge assets, including our loans, on behalf of the Bank for the Bank’s access to these secured borrowing facilities. The Bank uses funds borrowed from the Federal Home Loan Bank of Des Moines to finance housing and economic development in local communities and funds borrowed from the discount window of the Federal Reserve Bank of San Francisco for short term, generally overnight, funding. We may pledge up to 80% of our assets on behalf of the Bank; provided that, after giving effect to any and all such pledges of assets, the unpaid principal balance of our total unpledged, performing assets (which, for the avoidance of doubt, shall not be pledged in respect of any other indebtedness we incur or otherwise) will equal or exceed three times the sum of the aggregate liquidation preference of the Series A preferred stock then outstanding plus any other parity stock then outstanding. Those unpledged assets, however, may be of a lower credit quality than the remainder of our loan portfolio, even if they are classified as performing assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Credit Risk Management” and Note 2 (Loans and Allowance for Credit Losses) to the Financial Statements for additional information on the overall credit quality of our mortgage loan portfolio. In exchange for the pledge of our assets, the Bank will pay us a fee. Such fee initially will be in an amount we believe represents an arrangement that is not inconsistent with market terms. Such fee may be renegotiated by us and the Bank from time to time. Although we currently believe that this arrangement is not inconsistent with market terms, we cannot assure you that this is and/or will be the case in the future to the extent such fees are renegotiated. Any material amendment to the terms of agreements related to the pledge of our assets on behalf of the Bank, including with respect to fees, will require the approval of a majority of our independent directors. See also “– We are effectively controlled by Wells Fargo and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest,” and “– We depend on the officers and employees of Wells Fargo and the Bank for administrative services and the servicing of the loans, and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.” Moreover, this fee may not adequately compensate us for the risks associated with the pledge of our loan assets. A Federal Home Loan Bank has priority over other creditors with respect to assets pledged to it. In the event the Bank defaults on a Federal Home Loan Bank advance, the Federal Home Loan Bank will own the pledged assets, and we will lose these assets. In the event the Bank defaults on a discount window advance, the Federal Reserve Bank may take possession of the pledged assets, and we may lose the assets. Although the Bank is obligated to reimburse us for these losses, it is likely that the Bank would be in receivership when such a default occurs. In that case, these losses would be borne by us, which could affect our ability to pay dividends on the Series A preferred stock. Any unpledged assets that we continue to own may decline in value and may be insufficient to pay the redemption price or satisfy the liquidation preference of the Series A preferred stock. See “Business – Pledge of Assets on Behalf of the Bank.”

In addition, if the Bank loses access to Federal Home Loan Bank funding, the Bank may be required to find other sources of funding and may be unable to originate new loans. This may limit our ability to acquire additional loans from the Bank.

Risks Related to Our REIT Status

We may suffer adverse tax consequences if we fail to qualify as a REIT.

No assurance can be given that we will be able to continue to operate in a manner so as to remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex tax law provisions for which there are limited judicial and administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. New legislation or new regulations, administrative interpretations or court decisions could significantly change the tax laws in the future with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification in a way that would materially and adversely affect our ability to operate.

If we were to fail to qualify as a REIT, the dividends on preferred stock would not be deductible for U.S. federal income tax purposes. In that event, we could face a tax liability that could consequently result in a reduction in our net income after taxes, which could also adversely affect our ability to pay dividends to common and preferred stockholders. Although we intend to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interests and the best interests of holders of common and preferred stock to revoke the REIT election. As long as any Series A preferred stock is outstanding, any such determination to revoke the REIT election by us may not be made without the approval of a majority of our independent directors.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders has been reduced by legislation to an effective 23.8%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Series A preferred stock.

Use of Proceeds

We estimate the proceeds we will receive from this offering will be approximately $233,574,125, or approximately $267,471,625 if the underwriters exercise in full their option to purchase additional shares of the Series A preferred stock, net of underwriting discounts and before expenses, based on the initial public offering price of $25.00 per share.

We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of qualifying REIT assets in the ordinary course of our business, either by acquiring qualifying REIT assets in fourth quarter 2014 or reducing any outstanding balance on our line of credit used to fund acquisitions of qualifying REIT assets made during 2014 and using the additional borrowing capacity thereunder to acquire additional qualifying REIT assets in the future. Based on our expectation of the timing of this offering, we anticipate the net proceeds will be used to reduce the outstanding balance on our line of credit.

Our revolving line of credit enables us to borrow $1.2 billion from the Bank as a short-term liquidity source. The outstanding balance on the line of credit at September 30, 2014 was $734.0 million. The line of credit bears a rate of interest equal to the average federal funds rate plus 12.5 basis points (0.125%).

Capitalization

The following table sets forth our capitalization as of September 30, 2014.

	September 30, 2014

(in thousands)	Historical	As Adjusted for this Offering

Long-term debt	$–	–
Stockholders’ equity
Preferred stock:
Series A preferred stock, $0.01 par value per share, $240 million liquidation preference, cumulative, 9,600,000 shares authorized, issued and outstanding	–	96
Outstanding Series B preferred stock, $0.01 par value per share, $1 million liquidation preference, cumulative, 1,000 shares authorized, 667 issued and outstanding	–	–

Total Preferred Stock	–	96

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding
Additional paid-in capital	12,285,060	12,516,769
Retained earnings (deficit)	(190,543)	(190,543)

Total stockholders’ equity	12,094,517	12,326,322

Total capitalization	$12,094,517	12,326,322

Selected Financial Data

The following selected financial data for the nine-month periods ended September 30, 2014 and 2013 are derived from our unaudited financial statements and the following selected financial data for the three years ended December 31, 2013 are derived from our audited financial statements. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our financial statements, related notes and other financial information beginning on page F-1 of this prospectus.

In November 2013, WPFC contributed $7.1 billion of consumer and commercial loans in the form of an assignment of their participation interests from the Bank, $18.0 million of accrued interest and $2.4 million of foreclosed assets to us. The contribution of assets was an equity transaction between entities under common control; therefore, the assets were recorded at their WPFC book value, including the allowance for credit losses of $197.1 million and unamortized premiums and discounts on loans.

Selected Financial Data

	Nine months ended September 30,		Year ended December 31,

($ in thousands, except per share data)	2014	2013	2013	2012	2011

Income statement data
Net interest income	$520,711	170,455	297,425	203,422	240,385
Noninterest income	541	111	225	491	728

Revenue	521,252	170,566	297,650	203,913	241,113
Provision for credit losses	4,380	13,505	18,235	45,376	35,615
Noninterest expense	33,943	13,375	21,985	15,445	16,119
Net income	482,929	143,686	257,430	143,092	189,379
Diluted earnings per common share	748,660	222,702	399,028	221,760	293,522
Dividends declared per common share	689,922	248,062	496,124	288,372	361,240

Other Supplemental Data (unaudited)
Ratio of earnings to fixed charges and preferred dividends (1)	448.12		204.14	1,724.31	3,322.44

			September 30, 2014	December 31,

($ in thousands)				2013	2012

Balance sheet data
Loans, net of unearned income			12,923,416	13,120,341	4,112,498
Allowance for loan losses			194,039	243,752	65,340
Total assets			12,834,479	12,966,194	4,114,993
Total liabilities			739,962	909,563	452,371
Total stockholders’ equity			12,094,517	12,056,631	3,662,622

(1)	This ratio is included herein in compliance with SEC regulations. The calculation of this ratio is included as an exhibit to the registration statement that this prospectus forms a part.

Business

General

We are a Delaware corporation incorporated on August 29, 1996 and have operated as a REIT for U.S. federal income tax purposes since our formation. We are a direct subsidiary of WPFC and an indirect subsidiary of Wells Fargo and the Bank. Our organizational structure at September 30, 2014 was:

Our principal business is to acquire, hold and manage predominantly domestic mortgage assets and other authorized investments. As of September 30, 2014 and December 31, 2013, we had $12.8 billion and $13.0 billion of assets, $0.7 billion and $0.9 billion of liabilities and $12.1 billion and $12.1 billion of stockholders’ equity, respectively. Our assets consisted of the following as of September 30, 2014:

•	$8.5 billion, or 66%, of our assets were real estate 1-4 family first mortgage loans;

•	$1.8 billion, or 14%, of our assets were real estate 1-4 family junior lien mortgage loans; and

•	$2.5 billion, or 20%, of our assets were CSRE loans.

General (continued)

In addition, as of September 30, 2014, less than 1% of our assets consisted of C&I loans and less than 1% consisted of other assets.

The weighted average yield earned on total interest-earning assets for the nine months ended September 30, 2014 was 5.48%.

Although we have the authority to acquire interests in real estate loans and other authorized investments from unaffiliated third parties, as of September 30, 2014, substantially all of our interests in mortgages and other assets have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements. See “– General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers.” The Bank originated the loans, purchased them from another financial institution or acquired them as part of the acquisition of other financial institutions. We may also acquire from time to time real estate loans or other assets from unaffiliated third parties. In addition, we may acquire from time to time mortgage-backed securities and a limited amount of additional non-mortgage related securities from the Bank.

In November 2013, WPFC contributed loans and other assets to us totaling approximately $7.1 billion in the form of an assignment of their participation interests from the Bank. The contribution of assets was an equity transaction between entities under common control; therefore, the assets were recorded at their WPFC book value, including allowance for credit losses and unamortized premiums and discounts on loans. WPFC also contributed $1.5 billion of cash during 2013. We did not issue additional shares of common stock to WPFC in respect of this contribution; accordingly, the contributions were recorded as an increase in additional paid-in capital. See Note 1 (Summary of Significant Accounting Policies) to the Audited Financial Statements for additional information.

Substantially all of the loans in our portfolio currently are serviced by the Bank pursuant to the terms of loan participation and servicing and assignment agreements. The Bank has delegated servicing responsibility for certain loans to third parties, which are not affiliated with us or the Bank.

General Description of Mortgage Assets and Other Authorized Investments; Investment Policy

General

We do not have lending operations. Instead, we expect to acquire our loans principally from the Bank. See “— Assets in General; Participation Interests and Transfers” and “— Conflicts of Interest and Related Management Policies and Programs — Asset Acquisition and Disposition Policies” for more details.

Authorized Investments

As a REIT, the Code requires us to invest at least 75% of the total value of our assets in real estate assets, which includes residential mortgage loans and commercial mortgage loans, including participation interests in residential or commercial mortgage loans, mortgage-backed securities eligible to be held by REITs, cash, cash equivalents, including receivables and government securities, and other real estate assets. We refer to these types of assets as “REIT Qualified Assets.” The Code also requires that not more than 25% of the value of a REIT’s assets constitute securities issued by taxable REIT subsidiaries and that the value of any one issuer’s securities, other than those securities included in the 75% test, may not exceed 5% of the value of the total assets of the REIT. In addition, under the Code, the REIT may not own more than 10% of the voting securities or more than 10% of the value of the outstanding securities of any one issuer, other than those securities included in the 75% test, the securities of wholly-owned qualified REIT subsidiaries or taxable REIT subsidiaries. We make investments and operate our business in such a manner consistent with the requirements of the Code to qualify as a REIT. However, future economic, market, legal, tax or other considerations may cause our board of directors, subject to approval by a majority of our independent directors, to determine that it is in our best interest and the best interest of our shareholders to revoke our REIT status. The Code prohibits us from electing REIT status for the four taxable years following the year of such revocation. For the tax year ended December 31, 2014, we expect to be taxed as a REIT.

Under the Code, as of December 31, 2013, approximately 99% of our assets were REIT Qualified Assets and approximately 1% were commercial loans and other assets that are not REIT Qualified Assets. We do not hold any securities nor do we intend to hold securities in any one issuer that exceed 5% of our total assets or more than 10% of the voting securities of any one issuer.

REITs generally are subject to tax at the maximum corporate rate on income from foreclosure property less deductible expenses directly connected with the production of that income. Income from foreclosure property includes gain from the sale of foreclosure property and income from operating foreclosure property, but income that would be qualifying income for purposes of the 75% gross income test is not treated as income from foreclosure property. Qualifying income for purposes of the 75% gross income test includes, generally, rental income and gain from the sale of property not held as inventory or for sale in the ordinary course of a trade or business. In accordance with the terms of the loan participation and servicing and assignment agreements in place, we have the authority to decide whether to foreclose on collateral that secures a loan in the event of a default. Upon sale or other disposition of foreclosure property, the Bank will remit to us the proceeds less the cost of holding and selling the foreclosure property. In the event it is determined that it would be uneconomical to foreclose on the related property, the entire outstanding principal balance of the real estate 1-4 family mortgage loan may be charged off. In addition, we may separately agree with the Bank to sell a defaulted loan back to the Bank at its estimated fair value.

Additionally, we intend to operate in a manner that will not subject us to regulation under the Investment Company Act. Therefore, we do not intend to:

•	invest in the securities of other issuers for the purpose of exercising control over such issuers;

•	underwrite securities of other issuers;

•	actively trade in loans or other investments;

•	offer securities in exchange for property; or

•	make loans to third parties, including our officers, directors or other affiliates.

Investment Company Act of 1940

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which for these purposes includes loans and participation interests therein of the types owned by us. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

General Description of Mortgage Assets and Other Authorized Investments; Investment Policy (continued)

We believe that we qualify, and intend to conduct our operations so as to continue to qualify, for the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of an investment company entities that are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in a series of no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that in order to qualify for this exclusion, an issuer must maintain

•	at least 55% of the value of its assets in Qualifying Interests,

•	at least an additional 25% of its assets in other permitted real estate-type interests (reduced by any amount the issuer held in excess of the 55% minimum requirement for Qualifying Interests), and

•	no more than 20% of its assets in other than Qualifying Interests and real estate-type assets,

and also that the interests in real estate meet other criteria described in such no-action letters. Mortgage loans that were fully and exclusively secured by real property are typically qualifying for these purposes. In addition, participation interests in such loans (see “– Assets in General; Participation Interests and Transfers”) where the holder of the participation interests (i) has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the holder’s returns on the participation interests are based on such payments; (ii) invests in the participation interest only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (iii) has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to material modifications to the loan agreements; and (iv) in the event that the loan becomes non-performing, has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase any senior participation interest in the underlying mortgage loan at par value plus accrued interest such that the holder would then own the entire mortgage loan, are generally qualifying real estate assets for purposes of the Section 3(c)(5)(C) exclusion. We believe that our participation interests in mortgage loans satisfy these criteria, to the extent such criteria are applicable to the participation interests owned by us, and that we otherwise qualify for the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act.

In August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments that rely on the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act should continue to be allowed to rely on such exclusion. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretative guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. We cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act. If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company. We have the right to redeem the Series A preferred stock within 90 days of the occurrence of an Investment Company Act Event. See “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Holders of the Series A

preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after December 11, 2019.”

The provisions of the Investment Company Act therefore may limit the assets that we may acquire. We have established a policy of limiting authorized investments that are not Qualifying Interests or other permitted real estate-type assets to no more than 20% of the value of our total assets to comply with these provisions.

Generally, the Code designation for REIT Qualified Assets is less stringent than the Investment Company Act designation for Qualifying Interests or other permitted real estate-type assets, due to the ability under the Code to treat cash and cash equivalents as REIT Qualified Assets and a lower required ratio of REIT Qualified Assets to total assets.

Because we are not deemed to be an investment company in accordance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act, Wells Fargo’s and the Bank’s ownership interests in us are therefore not prohibited by the provisions of Section 619 of the Dodd-Frank Act, the so-called “Volcker Rule,” and the rules and regulations jointly promulgated thereunder.

Assets in General; Participation Interests and Transfers

We generally have acquired, or accepted as capital contributions, participation interests in loans both secured and not secured by real estate along with other assets. We anticipate that we will acquire, or receive as capital contributions, loans or other assets from the Bank pursuant to loan participation and servicing and assignment agreements among the Bank, certain of its subsidiaries and us.

As of September 30, 2014, and December 31, 2013, we had $12.8 billion and $13.0 billion in assets, respectively, consisting substantially of real estate loan participation interests. Substantially all of our interests in mortgages and other assets have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements. The Bank originated the loans, purchased them from other financial institutions or acquired them as part of the acquisition of other financial institutions. Substantially all of our loans are serviced by the Bank.

In general, the Bank initially transfers participation interests in loans to a subsidiary of the Bank that does not have a direct or indirect ownership interest in us, which then transfers such participation interests to WFREIC. We may transfer such participation interests to such a subsidiary, which may ultimately transfer such interests to the Bank.

Pursuant to the terms of the relevant participation and servicing and assignment agreements, we generally may not sell, transfer, encumber, assign, pledge or hypothecate our participation interests in loans without the prior written consent of the Bank.

We also have the authority to acquire interests in loans and other assets directly from unaffiliated third parties, although we have not done so to date. In addition, we may acquire from time to time mortgage-backed securities and a limited amount of additional non-mortgage related securities from the Bank.

Consumer Loans

Our consumer loan portfolio consists of real estate 1-4 family first mortgage loans and real estate 1-4 family junior lien mortgage loans. We refer to residential mortgage loans primarily made for personal, family or household use and evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on 1-4 family real estate property as “real estate

General Description of Mortgage Assets and Other Authorized Investments; Investment Policy (continued)

1-4 family first mortgage loans” and those creating a lien junior to a first lien on 1-4 family real estate property as “real estate 1-4 family junior lien mortgage loans” and collectively as “real estate 1-4 family mortgage loans” or “consumer loans.”

REAL ESTATE 1-4 FAMILY MORTGAGE LOANS. We have acquired both conforming and non-conforming real estate 1-4 family mortgage loans from the Bank. Conforming real estate 1-4 family mortgage loans comply with the requirements for inclusion in a loan guarantee or purchase program sponsored by either the Federal Home Loan Mortgage Corporation (“FHLMC”) or the Federal National Mortgage Association (“FNMA”). Non-conforming real estate 1-4 family mortgage loans are real estate 1-4 family mortgage loans that do not qualify in one or more respects for purchase by FHLMC or FNMA under their standard programs. The Bank sells substantially all conforming loans to FNMA or FHLMC; accordingly, we acquire primarily non-conforming loans from the Bank. Therefore, at September 30, 2014, 94% of the carrying value of our real estate 1-4 family mortgage loans was non-conforming and 6% was conforming. A majority of the non-conforming real estate 1-4 family mortgage loans acquired by us to date are non-conforming because they have original principal balances that exceeded the program requirements, the original terms are shorter than the minimum requirements at the time of origination, the original balances are less than the minimum program requirements, or generally because they vary in certain other respects from the requirements of such programs other than the requirements relating to creditworthiness of the mortgagors. For additional details relating to the credit quality of our portfolios, see Note 2 (Loans and Allowance for Credit Losses) to the Financial Statements.

The properties underlying real estate 1-4 family mortgage loans consist of single-family detached units, individual condominium units, 2-4 family dwelling units and townhouses.

Our portfolio of real estate 1-4 family mortgage loans consists of both adjustable and fixed rate mortgage loans.

See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Credit Risk Management – Real Estate 1-4 Family Mortgage Loans.”

REAL ESTATE 1-4 FAMILY JUNIOR LIEN MORTGAGE LOANS. We own real estate 1-4 family junior lien mortgage loans. These loans are secured by a junior lien mortgage that primarily is on the borrower’s residence and typically are made for reasons such as home improvements, acquisition of furniture and fixtures, purchases of automobiles and debt consolidation. Generally, junior liens are repaid on an amortization basis. As of September 30, 2014, substantially all of our real estate 1-4 family junior lien mortgage loans bear interest at fixed rates.

See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Credit Risk Management – Real Estate 1-4 Family Junior Lien Mortgage Loans.”

Commercial Loans

Our commercial loan portfolio consists of C&I loans and CSRE loans. C&I loans are loans for commercial, financial or industrial purposes, whether secured or unsecured, single-payment or installment. Unsecured loans are more likely than secured loans to result in a loss upon default. CSRE loans are loans secured by a mortgage or deed of trust on a multi-family residential or commercial real estate property or real estate construction loans secured by real property.

As of September 30, 2014, the majority of the loans in our C&I loan portfolio, as measured by the outstanding principal amount, were unsecured and the remainder were secured by short-term assets, such as accounts receivable, inventory and securities, or long-lived assets, such as equipment and other business assets. Generally, the collateral securing this portfolio represents a secondary source of repayment. Unsecured loans are more likely than secured loans to result in a loss upon default.

Our CSRE portfolio consists of both mortgage loans and construction loans and these loans are primarily secured by real estate.

Our commercial loan portfolio consists of both adjustable and fixed rate loans. As of September 30, 2014, substantially all of our commercial loans bear interest at adjustable rates.

See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Credit Risk Management – Commercial and Industrial Loans” and “– Commercial Secured by Real Estate.”

Dividend Policy

We expect to distribute annually an aggregate amount of dividends with respect to our outstanding capital stock equal to approximately 100% of our REIT taxable income for U.S. federal income tax purposes, which excludes capital gains. REIT taxable income means the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (a) certain deductions are not available, such as the deduction for dividends received, (b) it may deduct dividends paid (or deemed paid) during the taxable year, (c) net capital gains and losses are excluded, and (d) certain other adjustments are made. Such dividend distributions may in some periods exceed net income determined under GAAP due to differences in income and expense recognition for REIT taxable income determination purposes. In order to remain qualified as a REIT, we are required to distribute annually at least 90% of our REIT taxable income to our stockholders.

Dividends will be authorized and declared at the discretion of our board of directors. Factors that would generally be considered by our board of directors in making this determination are our distributable funds, financial condition and capital needs, the impact of current and pending legislation and regulations, Delaware corporation law, economic conditions, tax considerations and our continued qualification as a REIT. Although there can be no assurance, we currently expect that both our cash available for distribution and our REIT taxable income will be in excess of the amounts needed to pay dividends on all of our outstanding series of preferred stock, even in the event of a significant drop in interest rate levels or increase in allowance for loan losses because:

•	substantially all of our real estate loans and other qualified investments are interest-bearing;

•	while from time to time we may incur indebtedness, we will not incur an aggregate amount that exceeds 20% of our stockholders’ equity;

•	we expect that our interest-earning assets will continue to exceed the liquidation preference of our preferred stock; and

•	we anticipate that, in addition to cash flows from operations, additional cash will be available from principal payments on the loans we hold.

Accordingly, we expect that we will, after paying the dividends on all of our preferred stock, pay dividends to holders of shares of our common stock in an amount sufficient to comply with applicable requirements regarding qualification as a REIT. There are, however, certain limitations that restrict our ability to pay dividends on our common stock that are more fully described in this prospectus under the heading “Description of Other WFREIC Capital Stock – Preferred Stock.”

Under certain circumstances, including any determination that the Bank’s relationship to us results in an unsafe and unsound banking practice, the OCC will have the authority to issue an order that restricts our ability to make dividend payments to our stockholders, including holders of the

Dividend Policy (continued)

Series A preferred stock. National banking laws and other banking regulations limit the total dividend payments made by a consolidated banking entity to be the sum of earnings for the current year and prior two years less dividends paid during the same periods. Any dividends paid in excess of this amount can only be made with the approval of the Bank’s regulator. Finally, Wells Fargo and its subsidiaries, including WFREIC, are subject to broad prudential supervision by the Federal Reserve, which may result in a limitation on or the elimination of our ability to pay dividends on the Series A preferred stock, including, for example, in the event that the OCC had not otherwise restricted the payment of such dividends as described above and the Federal Reserve determines that such payment would constitute an unsafe and unsound practice. To the extent the payment of dividends on the Series A preferred stock were restricted or eliminated by the OCC or the Federal Reserve in such a manner, such dividends would nevertheless continue to accumulate. See “Description of Series A Preferred Stock – Dividends.”

Conflicts of Interest and Related Management Policies and Programs

General

In administering our loan portfolio (see “– Assets in General; Participation Interests and Transfers”) and other authorized investments pursuant to the loan participation and servicing and assignment agreements, the Bank has a high degree of autonomy. We have, however, adopted certain practices to guide our administration with respect to the acquisition and disposition of assets, use of leverage, credit risk management, and certain other activities. The loan participation and servicing and assignment agreements may be amended, at the discretion of our board of directors and, in certain circumstances subject to the approval of a majority of our independent directors (see “Description of the Series A Preferred Stock – Independent Director Approval”), from time to time without a vote of our stockholders, including holders of the Series A preferred stock. A majority of the members of our board of directors are considered independent from us and the Bank.

Asset Acquisition and Disposition Policies

Management determines the timing of loan acquisitions by considering available cash and borrowing capacity on our Bank line of credit in conjunction with requirements to maintain our REIT status. Once the decision is made to acquire loans, management works with the respective business lines within the Bank to identify loans to be acquired. These loans are evaluated against credit criteria approved by our board of directors that consumer and commercial loans must meet to be eligible for us to acquire. The criteria approved for participation interests in consumer loans include:

•	loans must be performing, meaning they are current;

•	the borrower has made at least 3 payments;

•	the borrower’s FICO score is above established thresholds;

•	the loans must have LTV/CLTV below established thresholds;

•	loans must be unencumbered; and

•	loans must be secured by real property such that they are REIT Qualified Assets.

The criteria approved for participation interests in commercial loans include:

•	loans must be performing, meaning they are current;
•	loans must be designated as Pass under the Bank’s borrower and collateral quality ratings; and

•	loans must be secured by real property such that they are REIT Qualified Assets.

The above criteria may be amended from time to time at the discretion of our board of directors.

In addition, the board of directors has limited our acquisitions so that non-Qualifying Interests and other permitted real estate-type assets for purposes of the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act will be no greater than 20% of the total value of our total assets. See “ – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940.” We do not have specific policies with respect to the percentage of consumer and commercial loans we hold.

Following this offering, we will monitor and administer our asset portfolio by investing the proceeds of our assets in other interest earning assets such that our FFO over any period of four fiscal quarters will equal or exceed 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any parity stock, except as may be necessary to maintain our status as a REIT. See “Description of Series A Preferred Stock – Voting Rights.”

However, from time to time, we may accept as capital contributions loans that are in nonaccrual status. For example, as part of the November 2013 asset contribution from WPFC, we accepted $304.3 million of loans in nonaccrual status.

We may from time to time acquire whole loans or participation interests in loans directly from unaffiliated third parties. To date, we have not done so. It is our intention that any whole loans or participation interests acquired directly from unaffiliated third parties will meet the same general criteria as the loans or participation interests we acquire from the Bank. See “– General Description of Mortgage Assets and Other Authorized Investments; Investment Policy.”

In the past, we have acquired or accepted as capital contributions whole loans and participation interests in loans both secured and not secured by real property along with other assets. We anticipate that we will acquire, or receive as capital contributions, interests in additional real estate secured loans from the Bank. We may use any proceeds received in connection with the repayment or disposition of loans in our portfolio to acquire additional loans. Although we are not precluded from acquiring additional types of whole loans, loan participation interests or other assets, we anticipate that additional loans acquired by us will be of the types described above under the heading “– General Description of Mortgage Assets and Other Authorized Investments; Investment Policy.”

We may from time to time acquire a limited amount of other authorized investments. Although we do not intend to acquire any mortgage-backed securities representing interests in or obligations backed by pools of mortgage loans that are secured by real estate 1-4 family mortgage loans or commercial real estate properties located throughout the U.S., we are not restricted from doing so. We do not intend to acquire any interest-only or principal-only mortgage-backed securities. As of September 30, 2014, we did not hold any mortgage-backed securities.

We do not have a direct contractual relationship with borrowers under the loan participation and servicing and assignment agreements. As the holder of participation interests in loans, substantially all of which currently are serviced by the Bank, the Company is dependent on the servicing and efforts of the Bank. See “– Servicing.”

Conflicts of Interest and Related Management Policies and Programs (continued)

In accordance with the terms of the loan participation and servicing and assignment agreements in place, we have the authority to decide whether to foreclose on collateral that secures a loan in the event of a default. Upon sale or other disposition of foreclosure property, the Bank will remit to us the proceeds less the cost of holding and selling the foreclosure property. In the event it is determined that it would be uneconomical to foreclose on the related property, the entire outstanding principal balance of the real estate 1-4 family mortgage loan may be charged off. In addition, we may separately agree with the Bank to sell a defaulted loan back to the Bank at its estimated fair value.

Credit Risk Management Policies

For a description of our credit risk management policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management.”

Conflict of Interest Policies

Because of the nature of our relationship with the Bank and its affiliates, it is likely that conflicts of interest will arise with respect to certain transactions, including, without limitation, our acquisition of loans from, or disposition of loans to, the Bank, foreclosure on defaulted loans and the modification of loan participation and servicing and assignment agreements. It is our policy that the terms of any financial transactions with the Bank will be consistent with those available from third parties in the lending industry.

Conflicts of interest among us and the Bank or its affiliates may also arise in connection with making decisions that bear upon the credit arrangements that the Bank or its affiliates may have with a borrower under a loan. Conflicts also could arise in connection with actions taken by us or the Bank or its affiliates. In addition, conflicts could arise between the Bank or its affiliates and us in connection with modifications to consumer loans, including under modifications made pursuant to the Bank’s proprietary programs and pursuant to the U.S. Treasury’s Making Home Affordable (“MHA”) programs and the Home Affordable Modification Program (“HAMP”), for first lien loans and Second Lien Mortgage Program (“2MP”) for junior lien loans.

It is our intention that any agreements and transactions between us and the Bank or its affiliates, including, without limitation, any loan participation and servicing and assignment agreements, be fair to all parties and consistent with market terms for such types of transactions. Our board of directors is comprised of a majority of independent directors, and the requirement in our amended and restated certificate of incorporation that certain of our actions be approved by a majority of our independent directors is intended to ensure fair dealings among us and the Bank or its affiliates. There can be no assurance, however, that any such agreement or transaction will not differ from terms that could have been obtained from unaffiliated third parties. See Note 6 (Transactions With Related Parties) to the Audited Financial Statements in this prospectus for more details.

There are no provisions in our amended and restated certificate of incorporation limiting any of our officers, directors, stockholders, or affiliates from having any direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or in any transaction in which we have an interest or from engaging in acquiring, holding, and managing our assets or from engaging for their own account in business activities of the type conducted by us. As described in this prospectus, it is expected that the Bank will have direct interests in transactions with us, including, without limitation, the sale of assets to us; however, except as borrowers under consumer loans, none of our officers or directors and no non-affiliate holders of our Series B preferred stock will have any interests in such mortgage assets.

Other Policies

We may, under certain circumstances, purchase the Series A preferred stock and other shares of capital stock in the open market or otherwise. We have no present intention of repurchasing any of our shares of capital stock, and any such action would be taken only in conformity with applicable federal and state laws and regulations and the requirements for qualifying as a REIT.

We currently make investments and operate our business in a manner consistent with the requirements of the Code to qualify as a REIT. However, future economic, market, legal, tax, or other considerations may cause our board of directors, subject to approval by a majority of our independent directors, to determine that it is in our best interest and the best interest of our shareholders to revoke our REIT status. The Code prohibits us from electing REIT status for the four taxable years following the year of such revocation.

Servicing

Substantially all the loans in our portfolio currently are serviced by the Bank pursuant to the terms of loan participation and servicing and assignment agreements. See “– General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Assets in General; Participation Interests and Transfers.” The Bank has delegated servicing responsibility for certain consumer loans to third parties that are not affiliated with us or the Bank or its affiliates.

We pay the Bank monthly loan servicing fees for its services under the terms of the loan participation and servicing and assignment agreements. The amount and terms of the fee are determined by mutual agreement of the Bank and us from time to time during the terms of the loan participation and servicing and assignment agreements. See Note 6 (Transactions With Related Parties) to the Audited Financial Statements for more details.

Depending on the loan type, the monthly servicing fee charges are based in part on (a) outstanding principal balances, (b) a flat fee per month or (c) a total loan commitment amount. We paid the Bank total servicing fees of $23.7 million for the nine months ended September 30, 2014 and $13.7 million, $11.4 million and $12.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The loan participation and servicing and assignment agreements require the Bank to service the loans in our portfolio in a manner substantially the same as for similar work performed by the Bank for transactions on its own behalf. The Bank collects and remits principal and interest payments, maintains perfected collateral positions, and submits and pursues insurance claims. The Bank also provides accounting and reporting services required by us for our participation interests and loans. We also may direct the Bank to dispose of any loans that are classified as nonperforming, placed in a nonperforming status or renegotiated due to the financial deterioration of the borrower. The Bank is required to pay all expenses related to the performance of its duties under the loan participation and servicing and assignment agreements, including any payment to its affiliates or third parties for servicing the loans.

In accordance with the terms of the loan participation and servicing and assignment agreements in place, we have the authority to decide whether to foreclose on collateral that secures a loan in the event of a default as well as certain other rights (see “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940”). Upon sale or other disposition of foreclosure property, the Bank will remit to us the proceeds less the cost of holding and selling the foreclosure property. In the event it is determined that it would be uneconomical to foreclose on the related property, the entire outstanding principal balance of the real estate 1-4 family mortgage loan may be charged off. In addition, we may separately agree with the Bank to sell a defaulted loan back to the Bank at its estimated fair value.

Servicing (continued)

We anticipate that the Bank will continue to act as servicer of any additional loans that we acquire from the Bank. We anticipate that any such servicing arrangement that we enter into in the future with the Bank will contain fees and other terms that most likely will differ from, but be substantially equivalent to, those that would be contained in servicing arrangements entered into with unaffiliated third parties. To the extent we acquire loans or participation interests from unaffiliated third parties, we anticipate that such loans or participation interests may be serviced by entities other than the Bank. It is our policy that any servicing arrangements with unaffiliated third parties will be consistent with standard industry practices.

Pledge of Assets on Behalf of the Bank

The Bank may access secured borrowing facilities through the Federal Home Loan Banks and through the discount window of the Federal Reserve Banks. The Bank is currently a member of the Federal Home Loan Bank of Des Moines and the Federal Reserve Bank of San Francisco. Federal Home Loan Banks are cooperatives that lending institutions use to finance housing and economic development in local communities. Federal Home Loan Banks make loans, or advances, to their members on the security of mortgages and other eligible collateral pledged by the borrowing member. The discount window of the Federal Reserve Banks generally provides access to short-term, usually overnight, borrowing.

We may pledge our loans in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to these secured borrowing facilities through the Federal Home Loan Banks or the discount window of Federal Reserve Banks; provided that, after giving effect to any and all such pledges of assets, the unpaid principal balance of our total unpledged, performing assets (which, for the avoidance of doubt, shall not be pledged in respect of any other indebtedness we incur or otherwise) will equal or exceed three times the sum of the aggregate liquidation preference of the Series A preferred stock then outstanding plus any other parity stock then outstanding. Performing assets are assets other than nonaccrual loans and foreclosed assets. We do not currently have a pledge agreement with the Bank in place, but may do so in the future.

A Federal Home Loan Bank has priority over other creditors with respect to assets pledged to it. In the event the Bank defaults on an advance from a Federal Home Loan Bank, the Federal Home Loan Bank will own the pledged assets, and we will lose these assets. In the event the Bank defaults on a discount window advance, the Federal Reserve Bank may take possession of the pledged assets, and we may lose the assets. Although the Bank is obligated to reimburse us for these losses, it is likely that the Bank will be in receivership when such a default occurs. In that case, these losses would be borne by us, which could affect our ability to pay dividends on the Series A preferred stock. Any unpledged assets that we continue to own may decline in value and may be insufficient to pay the redemption price or satisfy the liquidation preference of the Series A preferred stock.

In exchange for the pledge of our loan assets, the Bank will pay us a fee. Such fee initially will be in an amount which we believe represents an arrangement that is not inconsistent with market terms. Such fee may be renegotiated by us and the Bank from time to time. Although we currently believe that this arrangement is not inconsistent with market terms, we cannot assure you that this is or will be the case in the future to the extent such fees are renegotiated. Any material amendment to the terms of agreements related to the pledge of our loan assets on behalf of the Bank, including with respect to fees, will require the approval of a majority of our independent directors. See also “Risk Factors – Risks Associated with Our Business – We are effectively controlled by Wells Fargo and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest” and “Risk Factors – Risks

Associated with Our Business – We depend on the officers and employees of Wells Fargo and the Bank for administrative services and the servicing of the loans, and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.”

Competition

In order to qualify as a REIT under the Code, we can only be a passive investor in real estate loans and certain other assets. Thus, we do not originate loans. We anticipate that we will continue to hold interests in mortgage and other loans in addition to those in the current portfolio and that a majority of all of these loans will be obtained from the Bank. The Bank competes with mortgage conduit programs, investment banking firms, savings and loan associations, banks, savings banks, finance companies, mortgage bankers or insurance companies in acquiring and originating loans. To the extent we acquire additional whole loans or participation interests directly from unaffiliated third parties in the future, we will face competition similar to that which the Bank faces in acquiring such loans or participation interests.

Regulatory Considerations

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have continued their increased focus on regulation of the financial services industry. Proposals that further increase regulation of the financial services industry have been and are expected to continue to be introduced in the U.S. Congress, in state legislatures and before various regulatory agencies that supervise our operations. In addition, not all regulations authorized or required under the Dodd-Frank Act have been proposed or finalized by federal regulators. Further legislative changes and additional regulations may change our operating environment in substantial and unpredictable ways. We cannot predict whether future legislative proposals will be enacted and, if enacted, the effect that they, or any implementing regulations, would have on our business, results of operations or financial condition. The same uncertainty exists with respect to regulations authorized or required under the Dodd-Frank Act but that have not yet been proposed or finalized.

As a REIT, we are subject to regulation under the Code. The Code requires us to invest at least 75% of the total value of our assets in REIT Qualified Assets. In addition, we intend to operate in a manner that will not subject us to regulation under the Investment Company Act. See “– General Description of Mortgage Assets and Other Authorized Investments; Investment Policy” for more detailed descriptions of the requirements of the Code applicable to us and the requirements we have to follow in order not to be subject to regulation under the Investment Company Act.

Under certain circumstances, including any determination that the Bank’s relationship to us results in unsafe and unsound banking practices, the OCC has the authority to restrict our ability to make dividend payments to our stockholders. See “– Dividend Policy” for a more detailed description of such restrictions. As of September 30, 2014, the Bank was considered “well-capitalized” under risk-based capital guidelines issued by federal banking regulators. The Series A preferred stock will not qualify as regulatory capital of the Bank or Wells Fargo under the risk-based capital guidelines of the OCC applicable to national banking organizations or the risk-based capital guidelines of the Federal Reserve applicable to bank holding companies. The Bank is also regulated by the Federal Deposit Insurance Corporation, the CFPB, the Federal Reserve and the Federal Reserve Bank of San Francisco.

Legal Proceedings

We are not currently involved in nor, to our knowledge, currently threatened with any material litigation with respect to the assets included in our portfolio, other than routine litigation arising in the

Legal Proceedings (continued)

ordinary course of business. Based on information currently available, advice of counsel, available insurance coverage and established reserves, we believe that the eventual outcome of the actions with respect to the assets included in our portfolio will not, in the aggregate, have a material adverse effect on our financial position or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to our results of operations for any particular period.

Employees

We have two executive officers. Our current executive officers are also executive officers of Wells Fargo. Our non-executive officers are also officers or employees of Wells Fargo and/or certain of its affiliates, including the Bank. We do not anticipate that we will require any additional employees because employees of the Bank are servicing the loans under the participation and servicing and assignment agreements. We maintain corporate records and audited financial statements that are separate from those of the Bank. Except as borrowers under real estate 1-4 family mortgage loans, none of our officers, employees or directors will have any direct or indirect pecuniary interest in any mortgage asset to be acquired or disposed of by us or in any transaction in which we have an interest or will engage in acquiring, holding and managing mortgage assets. However, as of September 30, 2014, 15 current employees of Wells Fargo or its affiliates, each own one share of our outstanding Series B preferred stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with annual and interim financial statements.

Overview

Wells Fargo Real Estate Investment Corporation (formerly Wachovia Real Estate Investment Corp.) is engaged in acquiring, holding and managing predominantly domestic mortgage assets and other authorized investments that generate net income for distribution to our shareholders. We are classified as a REIT for federal income tax purposes.

We are a direct subsidiary of WPFC and an indirect subsidiary of Wells Fargo and the Bank.

As of September 30, 2014, and December 31, 2013, we had $12.8 billion and $13.0 billion in assets, respectively, consisting substantially of real estate loan participation interests (“loans”). Substantially all of our interests in mortgages and other assets have been acquired from the Bank pursuant to loan participation and servicing and assignment agreements among the Bank, certain of its subsidiaries and us. See “Business — General Description of Mortgage Assets and Other Authorized Investments; Investment Policy — Assets in General; Participation Interests and Transfers” and “ – Asset Contributions.” The Bank originated the loans, purchased them from other financial institutions or acquired them as part of the acquisition of other financial institutions. Substantially all of our loans are serviced by the Bank.

REIT Tax Status

For the tax year ended December 31, 2013, we complied with the relevant provisions of the Code to be taxed as a REIT. These provisions for qualifying as a REIT for federal income tax purposes are complex, involving many requirements, including, among others, distributing at least 90% of our REIT taxable income to shareholders and satisfying certain asset, income and stock ownership tests. To the extent we meet those provisions, we will not be subject to federal income tax on net income. We believe that we continue to satisfy each of these requirements and therefore continue to qualify as a REIT. We continue to monitor each of these complex tests.

In the event we do not continue to qualify as a REIT, earnings and cash provided by operating activities available for distribution to shareholders would be reduced by the amount of any applicable income tax obligation. Given the level of earning assets, we currently expect there would be sufficient earnings and ample cash to pay preferred dividends. The preferred dividends we pay as a REIT are ordinary investment income not eligible for the dividends-received deduction for corporate shareholders or for the favorable qualified dividend tax rate applicable to non-corporate taxpayers. If we were not a REIT, preferred dividends we pay generally would qualify for the dividends-received deduction for corporate shareholders and the favorable qualified dividend tax rate applicable to non-corporate taxpayers.

Financial Performance

We earned $482.9 million in the first nine months of 2014, or $748,660 per common share, compared with $143.7 million in the first nine months of 2013, or $222,702 per common share. The 2014 increase was predominantly attributable to increased interest income resulting from a larger average interest-earning asset base, as well as an increase in yield. We earned $257.4 million in 2013, or $399,028 per common share, compared with $143.1 million in 2012, or $221,760 per common share, and $189.4 million in 2011, or $293,522 per common share. The 2013 increase in net income was primarily attributable to increased interest income resulting from a larger average interest-earning asset base, as well as a lower provision for credit losses. The 2012 decrease in net income was primarily attributable to a decline in interest income and a higher provision for credit losses.

Overview (continued)

Asset Contributions

In November 2013, WPFC contributed $7.1 billion of consumer and commercial loans in the form of an assignment of their participation interests from the Bank, $18.0 million of accrued interest and $2.4 million of foreclosed assets to the Company. The contribution of assets was an equity transaction between entities under common control; therefore, the assets were recorded at their WPFC book value, including the allowance for credit losses of $197.1 million and unamortized premiums and discounts on loans. WPFC also contributed $1.5 billion of cash during 2013. We did not issue additional common stock to WPFC; accordingly, the contributions were recorded as an increase in additional paid-in capital. See Note 1 (Summary of Significant Accounting Policies) to the Audited Financial Statements for additional information.

The weighted average Fair Isaac Corporation (“FICO”) score and loan-to-value (“LTV”) ratio for real estate 1-4 family first mortgage loans included within the November 2013 contribution was 712 and 62%, respectively, compared with 752 and 60%, respectively, for the existing WFREIC portfolio. The weighted average FICO score and combined LTV for the contributed real estate 1-4 family junior lien mortgage portfolio was 706 and 85%, respectively, compared with 702 and 88%, respectively, for the existing WFREIC portfolio. The percentage of contributed commercial loan risk ratings, based on recorded investment, designated as Pass under the Bank’s borrower and collateral quality ratings was 97%, compared with 84% for the existing WFREIC commercial portfolio.

Loans

Total loans were $12.9 billion at September 30, 2014, compared with $13.1 billion at December 31, 2013 and $4.1 billion at December 31, 2012. In the first nine months of 2014, we reinvested loan pay-downs by acquiring $1.8 billion of consumer loans from the Bank. The decrease at September 30, 2014, was due to loan pay-downs and pay-offs exceeding the loan acquisition amount. Most of the 2013 increase related to the $7.1 billion contribution of loans from WPFC in November 2013. The loans were recorded by us at the carrying amount of WPFC, including the associated allowance for credit losses of $197.1 million. The 2013 increase in loans was also due to cash contributions of $1.5 billion to us from WPFC that, in combination with draws on our line of credit, were used to acquire $3.9 billion of loans from the Bank. In 2012, we reinvested loan pay-downs by acquiring $2.0 billion of consumer loans from the Bank. Net loans represented approximately 99% of assets at both September 30, 2014 and December 31, 2013, and 98% at December 31, 2012. Loan pay-downs and pay-offs represented 20.1% and 42.9% of average loan balances during the first nine months of 2014 and 2013, respectively. The higher loan pay-down and pay-off percentages in 2013 were a result of the low interest rate environment. Loan pay-downs and pay-offs represented 34.9% and 31.6% of average loan balances during 2013 and 2012, respectively.

Purchased credit-impaired (“PCI”) loans represented less than 1 percent of total loans at September 30, 2014, December 31, 2013 and December 31, 2012. See Note 1 (Summary of Significant Accounting Policies) to the Audited Financial Statements for additional information.

Credit quality, as measured by net charge-off rates, nonaccruals and delinquencies, continued to improve overall in the first nine months of 2014 and full year 2013, reflecting the benefit of an improving economy and improving housing market. Net charge-offs of $50.9 million were 0.54% of average loans (annualized) in the first nine months of 2014, compared with $19.1 million, or 0.58%, in the first nine months of 2013. Net charge-offs of $34.6 million were 0.62% of average loans in 2013, compared with $46.9 million, or 1.43%, in 2012 and $46.0 million, or 1.26%, in 2011.

Nonaccrual loans were $336.7 million at September 30, 2014 compared with $423.3 million at December 31, 2013 and $107.5 million at December 31, 2012. The decrease in 2014 was due in part to improving economic conditions as well as the Bank’s proactive credit risk management activities. Of the increase in nonaccrual loans at December 31, 2013, $304.3 million were nonaccrual loans when contributed from WPFC in November 2013. Loans 90 days or more past due and still accruing, excluding PCI loans, were $19.9 million at September 30, 2014, compared with $18.2 million at December 31, 2013 and $4.4 million at December 31, 2012. Of the loans 90 days or more past due and still accruing at December 31, 2013, $11.9 million related to loans contributed from WPFC in 2013.

Reflecting overall continued improvement in delinquency and related loss estimates due to strong underlying credit performance and improving home prices, our provision for credit losses was $4.4 million in the first nine months of 2014 compared with $13.5 million in the first nine months of 2013. The provision for credit losses was $18.2 million in 2013, compared with $45.4 million in 2012 and $35.6 million in 2011. The provisions for the first nine months of 2014 and full years 2013, 2012 and 2011 were $46.5 million, $16.4 million, $1.5 million and $10.4 million less than net loan charge-offs, respectively.

Capital Distributions

Dividends declared to holders of our $667 thousand of aggregate liquidation preference Series B preferred securities totaled $43 thousand in the first nine months of 2014 and 2013. Dividends declared to holders of our preferred securities totaled $57 thousand in 2013, 2012 and 2011. The outstanding shares of the Series B preferred securities are held by WPFC, Wells Fargo, current or former employees of Well Fargo, and other third-party investors.

Dividends declared to holders of our common stock totaled $445.0 million and $160.0 million in the first nine months of 2014 and 2013, respectively. Dividends declared to holders of our common stock totaled $320.0 million and $186.0 million in 2013 and 2012, respectively. Distributions made to holders of our common stock totaled $1.1 billion in 2011, which included $233.0 million in dividends declared and $850.0 million of special capital distributions.

Earnings Performance

Net Income

For the first nine months of 2014, net income was $482.9 million, compared with $143.7 million for the same period a year ago. The 2014 increase in net income was predominantly attributable to increased interest income resulting from a larger average interest-earning asset base, as well as an increase in yield. We earned net income of $257.4 million, $143.1 million and $189.4 million in 2013, 2012 and 2011, respectively. The 2013 increase in net income was primarily attributable to increased interest income resulting from a larger average interest-earning asset base, as well as a lower provision for credit losses. The 2012 decrease in net income was primarily attributable to a decline in interest income and a higher provision for credit losses.

Net Interest Income

Net interest income is the sum of interest earned on loans and cash and cash equivalents less the interest paid on our Bank line of credit. The net interest margin is the average yield on interest-earning assets minus the average interest paid for funding. Net interest income was $520.7 million in the first nine months of 2014 compared with $170.5 million for the same period a year ago. The increase in 2014 was primarily due to an increase in the average balance of interest-earning assets, as well as an increase in yield. Net interest income was $297.4 million in 2013, compared with $203.4 million in 2012 and $240.4 million in 2011. The increase in 2013 was primarily due to an increase in the average balance of interest-earning assets, partially offset by a decrease in yield. The decrease in 2012 was due to decreases in the average balances of interest-earning assets as well as a decrease in yield.

Earnings Performance (continued)

Interest-earning assets primarily consist of loans. Average loan balances were $12.7 billion in the first nine months of 2014 compared with $4.4 billion a year ago. The increase in average loan balances was primarily due to the $7.1 billion loan contribution in November 2013. Average loan balances were $5.6 billion in 2013, compared with $3.3 billion in 2012 and $3.7 billion in 2011. The 2013 increase was primarily due to the $7.1 billion loan contribution in November 2013 as well as $3.9 billion in loan acquisitions during 2013. The 2012 decrease in average loans was caused by a combination of loan pay-downs, net loan charge-offs and loan sales outpacing loan acquisitions. To the extent we reinvest loan pay-downs or make loan acquisitions, we anticipate that we will acquire consumer and commercial loans and other REIT-eligible assets.

The average yield on total interest-earning assets was 5.48% in the first nine months of 2014 compared with 5.06% for the same period a year ago. The increase in average yield was primarily due to higher yielding loans contributed in November 2013 compared with the existing portfolio. Interest income included net discount accretion of $45.4 million in the first nine months of 2014 compared with a net premium amortization of $1.0 million for the first nine months of 2013. The discount accretion in the first nine months of 2014 compared with premium amortization a year ago was primarily driven by net acquisition discounts included with the loan contribution. The average yield on total interest-earning assets was 5.25% in 2013, compared with 5.39% in 2012 and 6.01% in 2011. The decreases in average yield in 2013 and 2012 were due to reinvestment of pay-downs and pay-offs into lower yielding assets. Additionally, the decreases were partially caused by declines in discount accretion on acquired loans. Interest income included net discount accretion of $10.2 million in 2013, compared with $23.5 million in 2012 and $43.1 million in 2011. The decrease in discount accretion was primarily driven by a decrease in loan pay-downs and pay-offs on those loans acquired with a discount.

Notwithstanding the 2013 loan contribution, we expect downward pressure on our average yield on total interest-earning assets as we reinvest proceeds from loan payments in the low interest rate environment. We also expect to recognize less discount accretion as a percentage of interest income due to the passage of time from when the loans acquired at a higher discount were acquired compared with our recent loan acquisitions that generally have lower discounts. The Company has the ability to increase interest income over time by reinvesting loan payments in real estate 1-4 family mortgage loans, commercial loans and other REIT-eligible assets; however, interest income in any one period can be affected by a variety of factors, including mix and size of the earning asset portfolio. See the Interest Rate Risk section under “Risk Management” for more information on interest rates and interest income.

The Company has a $1.2 billion line of credit with the Bank. At September 30, 2014, the outstanding balance under our Bank line of credit was $734.0 million, compared with $901.4 million at December 31, 2013 and $451.4 million at December 31, 2012. During 2014, 2013, and 2012, we borrowed on our line of credit in order to fund loan acquisitions. Interest expense related to borrowings on the line of credit was $1.0 million for the first nine months of 2014 compared with $698 thousand for the same period a year ago. Interest expense related to borrowings on the line of credit was $1.2 million in 2013, compared with $26 thousand in 2012. Average borrowings were $364.6 million in the first nine months of 2014, compared with $245.4 million for the same period a year ago. Average borrowings were $318.2 million for 2013, compared with $6.9 million for 2012. The weighted average interest rate for all periods was 0.38%. We did not borrow on our line of credit with the Bank in 2011; accordingly, we did not incur interest expense.

Table 1 presents the components of interest-earning assets and interest-bearing liabilities and related average yields to provide an analysis of changes that influenced net interest income. The dollar amount of changes in interest income related to our interest-earning assets and liabilities for the years ended December 31, 2013 and 2012 are presented in Table 2.

Table 1: Net Interest Income

	Nine months ended September 30,
			2014			2013

(in thousands)	Average balance	Interest income/ expense	Yields/ rates	Average balance	Interest income/ expense	Yields/ rates

Earning assets
Commercial loans	$2,775,035	52,273	2.52%	$275,337	5,532	2.69%
Real estate 1-4 family mortgage loans	9,908,904	469,433	6.33	4,114,193	165,383	5.37
Interest-bearing deposits in banks and other interest-earning assets	21,991	42	0.25	125,273	238	0.25

Total interest-earning assets	$12,705,930	521,748	5.48%	$4,514,803	171,153	5.06%

Funding sources
Line of credit with Bank	$364,606	1,037	0.38%	$245,428	698	0.38%

Total interest-bearing liabilities	$364,606	1,037	0.38	$245,428	698	0.38

Net interest margin and net interest income		$520,711	5.47%		$170,455	5.04%

	Year ended December 31,
			2013			2012

(in thousands)	Average balance	Interest income/ expense	Yields/ rates	Average balance	Interest income/ expense	Yields/ rates

Earning assets
Commercial loans	$581,607	15,193	2.61%	$449,424	10,318	2.30%
Real estate 1-4 family mortgage loans	5,017,931	283,205	5.64	2,836,831	192,062	6.77
Interest-bearing deposits in banks and other interest-earning assets	93,697	237	0.25	486,161	1,069	0.22

Total interest-earning assets	$5,693,235	298,635	5.25%	$3,772,416	203,449	5.39%

Funding sources
Line of credit with Bank	$318,215	1,210	0.38%	$6,853	26	0.38%

Total interest-bearing liabilities	$318,215	1,210	0.38	$6,853	26	0.38

Net interest margin and net interest income on a tax-equivalent basis (1)		$297,425	5.22%		$203,423	5.39%

Earnings Performance (continued)

	Year ended December 31, 2011

Earning assets
Commercial loans	$578,688	12,813	2.21%
Real estate 1-4 family mortgage loans	3,071,792	227,398	7.40
Interest-bearing deposits in banks and other interest-earning assets	348,154	176	0.05

Total interest-earning assets	$3,998,634	240,387	6.01%

Funding sources
Line of credit with Bank	$–	–	–%

Total interest-bearing liabilities	$–	–	–

Net interest margin and net interest income on a tax-equivalent basis (1)		$240,387	6.01%

(1)	Tax-equivalent basis was only applicable to 2012 and 2011.

Table 2: Analysis of Changes in Interest Income

	Year ended December 31,

	2013 over 2012			2012 over 2011

	Interest income variance	Variance attributable to		Interest income variance	Variance attributable to
(in thousands)		Rate	Volume		Rate	Volume

Commercial loans	$4,875	1,631	3,244	(2,494)	421	(2,915)
Real estate 1-4 family mortgage loans	91,143	(44,240)	135,383	(35,336)	(18,686)	(16,650)
Interest-bearing deposits in banks and other interest-earning assets	(832)	96	(928)	892	706	186

Total interest-earning assets	$95,186	(42,513)	137,699	(36,938)	(17,559)	(19,379)

Line of credit with Bank	$1,184	–	1,184	26	–	26

Total interest-bearing liabilities	$1,184	–	1,184	26	–	26

Provision for Credit Losses

The provision for credit losses was $4.4 million in the first nine months of 2014 compared with $13.5 million for the same period a year ago. The provision for credit losses was $18.2 million in 2013, compared with $45.4 million in 2012 and $35.6 million in 2011. The lower level of provision in the first nine months of 2014 and full year 2013 primarily reflected continued credit improvement, particularly in consumer loans primarily as a result of continued improvement in the housing market. The higher level of provision in 2012 primarily reflected a slower rate of delinquency improvement than in 2011, as well as an increase in net charge-offs. Please refer to the “– Balance Sheet Analysis” and” Risk Management – Credit Risk Management – Allowance for Credit Losses” sections for additional information on the allowance for credit losses.

Noninterest Expense

Noninterest expense was $33.9 million in the first nine months of 2014 compared with $13.4 million for the same period a year ago. Noninterest expense in 2013 was $22.0 million, compared with $15.4 million in 2012 and $16.1 million in 2011. Noninterest expense primarily consists of loan servicing costs, management fees, and foreclosed assets expense.

Loan servicing costs were $23.8 million in the first nine months of 2014 compared with $8.7 million for the same period a year ago. The increase in these costs reflected an increase in the average loan portfolio balances. Loan servicing costs were $13.7 million, $11.4 million and $12.6 million in 2013, 2012 and 2011, respectively. The 2013 increase in these costs reflected an increase in the average loan portfolio balances while the 2012 decrease in servicing costs resulted from a decrease in average loan portfolio balances. These costs are driven by the size and mix of our loan portfolio.

Management fees represent reimbursements made to the Bank for general overhead expenses, including allocations of technology support and a combination of finance and accounting, risk management and other general overhead expenses incurred on our behalf. Management fees are calculated based on Wells Fargo’s total monthly allocable costs multiplied by a formula. The formula is based on our proportion of Wells Fargo’s consolidated: (1) full-time equivalent employees, (2) total average assets and (3) total revenue. Management fees were $2.3 million in the first nine months of 2014 compared with $1.3 million for the same period a year ago. The increase in management fees related to an increase in allocated expenses, mainly technology and related support costs. Management fees were $2.0 million in 2013, compared with $2.1 million in 2012 and $1.5 million in 2011. While the 2013 expense was consistent with the prior year, the 2012 increase in management fees related to an increase in technology system and support expenses.

Foreclosed assets expense was $7.3 million in the first nine months of 2014 compared with $3.2 million for the same period a year ago. Foreclosed assets expense was $5.9 million in 2013, $1.6 million in 2012 and $1.7 million in 2011. The increase in the first nine months of 2014 and full year 2013 was due to higher costs of maintaining our foreclosed assets as well as a higher volume of foreclosure activity due to the November 2013 asset contribution. Substantially all of our foreclosed assets consist of residential 1-4 family real estate assets.

Balance Sheet Analysis

Total Assets

Our assets predominantly consist of commercial and consumer loans, although we have the authority to hold assets other than loans. Total assets were $12.8 billion at September 30, 2014, $13.0 billion at December 31, 2013 and $4.1 billion at December 31, 2012.

Loans

Loans, net of unearned income were $12.9 billion at September 30, 2014, $13.1 billion at December 31, 2013 and $4.1 billion at December 31, 2012. In the first nine months of 2014, we acquired $1.8 billion of consumer loans from the Bank at their estimated fair value. The increase in 2013 primarily reflected the $7.1 billion loan contribution and loan acquisitions partially offset by pay-downs, charge-offs and loan sales across the entire portfolio. In 2013, we acquired $2.9 billion of consumer loans and $1.0 billion of commercial loans from the Bank at their estimated fair value. In 2012, we acquired $2.0 billion of consumer loans from the Bank at their estimated fair value. At September 30, 2014, December 31, 2013 and December 31, 2012, consumer loans represented 80%, 78% and 93% of loans, respectively, and commercial loans represented the balance of our loan portfolio.

Balance Sheet Analysis (continued)

Allowance for Loan Losses

The allowance for loan losses decreased $49.8 million to $194.0 million at September 30, 2014, from $243.8 million at December 31, 2013, primarily due to the continued improved portfolio performance of the residential real estate portfolio as a result of the continued improvement in the housing market. The allowance for loan losses increased $178.5 million to $243.8 million at December 31, 2013, from $65.3 million at December 31, 2012. The 2013 increase was primarily due to $196.8 million of allowance transferred to us as part of the loan contribution because the loan contribution was accounted for as an equity transaction between entities under common control.

At September 30, 2014, the allowance for loan losses included $171.9 million for consumer loans and $22.1 million for commercial loans. At December 31, 2013, the allowance for loan losses included $218.1 million for consumer loans and $25.7 million for commercial loans. The total allowance reflects management’s estimate of credit losses inherent in the loan portfolio at the balance sheet date. See the “– Risk Management – Credit Risk Management – Allowance for Credit Losses” section for a description of how management estimates the allowance for loan losses and the allowance for unfunded credit commitments.

Accounts Receivable – Affiliates, Net

The accounts payable and receivable from affiliates result from intercompany transactions in the normal course of business related to net loan pay-downs, interest receipts, servicing costs, management fees and other transactions with the Bank or its affiliates.

Line of Credit with Bank

We draw upon our line of credit to finance loan acquisitions. At September 30, 2014, December 31, 2013 and December 31, 2012, we had a $1.2 billion line of credit with the Bank, of which $734.0 million, $901.4 million and $451.4 million, respectively, was outstanding.

Retained Earnings (Deficit)

We expect to distribute annually an aggregate amount of dividends with respect to outstanding capital stock equal to approximately 100 percent of our REIT taxable income for federal income tax purposes before dividends paid deduction. Because our net income determined under GAAP may vary from the determination of REIT taxable income, periodic distributions may exceed our GAAP net income.

The retained deficit included within our balance sheet results from cumulative distributions that have exceeded GAAP net income, primarily due to the impact on REIT taxable income of purchase accounting adjustments attributable to the Company from the 2008 acquisition of Wachovia Corporation by Wells Fargo. The remaining purchase accounting adjustments at December 31, 2013 are not expected to cause a significant variance between GAAP net income and REIT taxable income in future years.

The following table summarizes differences between taxable income before dividends paid deduction reported on our income tax returns and net income as reported in our statement of income.

Table 3: Taxable income before dividends paid deduction

	December 31,

(in thousands)	2013	2012	2011

Net income	$257,430	143,092	189,379
Tax adjustments:
Purchase accounting	57,629	38,948	47,744
Allowance for credit losses	(20,306)	(3,076)	(11,775)
Other	1,292	732	(142)

REIT taxable income	$296,045	179,696	225,206

Dividends	$320,057	186,057	233,057

Risk Management

Our board of directors has overall responsibility for overseeing the Company’s risk management structure. This oversight is accomplished through the audit committee of the board of directors and a management-level committee that reviews the allowance for credit losses and is supplemented by certain elements of Wells Fargo’s risk management framework.

Allowance Governance Committee

The Company’s Allowance Governance Committee (the “Committee”) reviews the process and supporting analytics for the allowance for loan losses and the allowance for unfunded credit commitments to help ensure the allowance for credit losses (“ACL”) is maintained at an appropriate level for the Company in conformity with GAAP and regulatory guidelines. The Committee meets its responsibilities principally through its review of the process and supporting analytics employed to establish the allowance. The Committee participates in scheduled meetings during which information is presented, as appropriate, on the following items relating to the ACL:

•	Review of the current loss estimates, including the factors and methodologies employed in estimating such amounts;

•	Recent reviews, audits, and exams of ACL adequacy, effectiveness, related internal controls and governance process; and

•	Recent accounting, regulatory and industry developments affecting the allowance process.

Wells Fargo’s Risk Management Framework and Culture

As a consolidated subsidiary of Wells Fargo, we are subject to Wells Fargo’s enterprise risk management framework, including enterprise-level management committees that have been established to inform the risk management framework and provide governance and advice regarding management functions. While these committees may not separately consider issues at the Company level, the assets of the Company are inherently subject to the oversight of these committees because those assets are consolidated on the Wells Fargo balance sheet. These Wells Fargo committees include:

•	The Operating Committee, which meets weekly to, among other things, discuss strategic, operational and risk issues at the Wells Fargo enterprise level.

•

The Enterprise Risk Management Committee, which meets regularly during the year and reviews significant and emerging risk topics and high-risk business initiatives, particularly those that may result in additional regulatory or reputational risk.

Risk Management (continued)

•

The Asset and Liability Committee, which is responsible for enterprise-wide oversight of Wells Fargo’s balance sheet, interest rate exposure, market risks, liquidity, and capital. The committee provides guidance and recommendations to Wells Fargo’s management and board of directors related to risk management for these areas.

•

The Market Risk Committee, which provides oversight of Wells Fargo’s market risk exposures to ensure significant market risks throughout the enterprise are identified, measured and monitored in accordance with the stated risk appetite.

•

The Operational Risk Management Committee, which provides a forum for senior risk managers to focus on enterprise-wide compliance and operational risk issues, and provides leadership and direction in evaluating management of operational risks, establishing priorities, and fostering collaboration and coordination of risk management activities across the enterprise.

•

The Corporate Allowance for Credit Losses Approval Governance Committee, which reviews the process and supporting analytics for allowance for loan and lease losses and the allowance for unfunded credit commitments to help ensure the Wells Fargo ACL is maintained at an appropriate level in conformity with GAAP and regulatory guidelines.

Management of the Company are members of each of the listed committees.

The Company is also subject to key elements of Wells Fargo’s enterprise risk management culture, which include the following:

•

Wells Fargo strongly believes in managing risk as close to the source as possible. Wells Fargo manages risk through three lines of defense, and the first line of defense is the team members in each line of business who are responsible for identifying, assessing, monitoring, managing, mitigating, and owning the risks in their businesses. All of Wells Fargo’s team members have accountability for risk management. Accordingly, those team members acting on behalf of the Company serve as the Company’s first line of defense such as in the case of the Company’s management and Allowance Governance Committee described above.

•

Wells Fargo recognizes the importance of strong oversight. Wells Fargo’s Corporate Risk group, led by its Chief Risk Officer who reports to the Risk Committee of Wells Fargo’s board of directors, as well as other corporate functions such as the Law Department, Corporate Controllers, and the Human Resources Department, serve as the second line of defense and provide company-wide leadership, oversight, an enterprise view, and appropriate challenge to help ensure effective and consistent understanding and management of all risks by each line of business. Wells Fargo Audit Services, led by Wells Fargo’s Chief Auditor who reports to the Audit and Examination Committee of Wells Fargo’s board of directors, serves as the third line of defense and through its audit, assurance, and advisory work evaluates and helps improve the effectiveness of the governance, risk management, and control processes across the enterprise. The Company is subject to the oversight by these enterprise level lines of defense both at the Company level and via consolidation into Wells Fargo’s financial statements. In addition, Wells Fargo’s Chief Risk Officer is the Chief Executive Officer and a director of the Company, and senior management of Wells Fargo Audit Services regularly reports to the Company’s Audit Committee.

Further discussion and specific examples of reporting, measurement and monitoring techniques we use in each risk area are included within the subsequent sub-sections of the Risk Management section.

Credit Risk Management

Loans represent the largest component of assets on our balance sheet and their related credit risk is a significant risk we manage. We define credit risk as the risk of loss associated with a borrower or counterparty default (failure to meet obligations in accordance with agreed upon terms).

The table below represents loans by segment and class of financing receivable and the weighted average maturity for those loans calculated using contractual maturity dates.

Table 4: Total Loans Outstanding by Portfolio Segment and Class of Financing Receivable and Weighted Average Maturity

	Loans outstanding			Weighted average maturity in years
(in thousands)	Sept. 30, 2014	Dec. 31, 2013	Dec. 31, 2012	Sept. 30, 2014	Dec. 31, 2013	Dec. 31, 2012

Commercial:
Commercial and industrial	$54,497	80,053	47,272	1.4	1.6	0.7
Secured by real estate	2,514,235	2,859,662	246,344	3.1	3.4	3.4

Total commercial	2,568,732	2,939,715	293,616	3.1	3.3	3.0

Consumer:
Real estate 1-4 family first mortgage	8,522,910	8,029,146	3,361,857	22.2	20.9	22.0
Real estate 1-4 family junior lien mortgage	1,831,774	2,151,480	457,025	16.7	16.9	17.6

Total consumer	10,354,684	10,180,626	3,818,882	21.2	20.1	21.4

Total loans	$12,923,416	13,120,341	4,112,498	17.6	16.3	20.1

The discussion that follows provides analysis of the risk elements of our various loan portfolios and our credit risk management and measurement practices. See Note 2 (Loans and Allowance for Credit Losses) to Financial Statements for more analysis and credit metric information.

In order to maintain REIT status, the composition of the loans is highly concentrated in real estate.

We continually evaluate and modify our credit policies. Measuring and monitoring our credit risk is an ongoing process that tracks delinquencies, collateral values, FICO scores, economic trends by geographic areas, loan-level risk grading for certain portfolios (typically commercial) and other indications of credit risk. Our credit risk monitoring process is designed to enable early identification of developing risk and to support our determination of an appropriate allowance for credit losses.

LOAN PORTFOLIO BY GEOGRAPHY. The following table is a summary of the geographical distribution of our loan portfolio for the top five states by loans outstanding.

Table 5: Loan Portfolio by Geography

	September 30, 2014
(in thousands)	Commercial	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total	% of total loans

California	$822,648	679,450	24,054	1,526,152	12%
Florida	183,729	871,384	242,865	1,297,978	10
New Jersey	120,802	645,724	360,587	1,127,113	9
Pennsylvania	16,497	770,772	278,913	1,066,182	8
North Carolina	169,060	649,610	134,161	952,831	7
All other states	1,255,996	4,905,970	791,194	6,953,160	54

Total loans	$2,568,732	8,522,910	1,831,774	12,923,416	100%

Risk Management (continued)

COMMERCIAL AND INDUSTRIAL LOANS (“C&I”). Table 6 summarizes C&I loans by industry. We believe the C&I loan portfolio is appropriately underwritten and diversified. Our credit risk management process for this portfolio primarily focuses on a customer’s ability to repay the loan through their cash flows. The majority of loans in our C&I portfolio are unsecured at September 30, 2014, with the remainder secured by short-term assets, such as accounts receivable, inventory and securities, as well as long-lived assets, such as equipment and other business assets. Generally, the collateral securing this portfolio represents a secondary source of repayment.

Table 6: Commercial and Industrial Loans by Industry

	September 30, 2014
(in thousands)	Total	% of total C&I loans

Public administration	$14,517	27%
Real estate lessor	12,157	22
Entertainment	11,108	21
Food and beverage	10,508	19
Leasing	5,499	10
Healthcare	572	1
Other	136	–

Total loans	$54,497	100%

COMMERCIAL SECURED BY REAL ESTATE (“CSRE”). The CSRE portfolio consists of both mortgage loans and construction loans where loans are primarily secured by real estate. Table 7 summarizes CSRE loans by state and property type. To identify and manage newly emerging problem CSRE loans, we employ a high level of monitoring and regular customer interaction to understand and manage the risks associated with these loans, including regular loan reviews and appraisal updates. We consider the creditworthiness of the customers and collateral valuations when selecting CSRE loans for acquisition. In future periods, we expect to consider acquisitions of CSRE loans in addition to other REIT qualifying assets such as real estate 1-4 family mortgage loans.

Table 7: CSRE Loans by State and Property Type

	September 30, 2014
(in thousands)	CSRE loans	% of total CSRE loans

By state:
California	$822,644	33%
North Carolina	168,931	7
Florida	158,717	6
Georgia	143,395	6
Illinois	140,002	5
All other states	1,080,546	43

Total loans	$2,514,235	100%

By property type:
Office buildings	$787,443	31%
Shopping centers	486,818	19
Warehouses	421,977	17
Retail establishments (restaurants, stores)	254,134	10
5+ multifamily residences	231,882	9
Manufacturing plants	118,777	5
Research and development	41,510	2
Motels/hotels	39,358	2
Institutional	38,892	1
Real estate collateral pool – multi-family	28,996	1
Religious institutions	16,685	1
Other	47,763	2

Total loans	$2,514,235	100%

REAL ESTATE 1-4 FAMILY MORTGAGE LOANS. The concentrations of real estate 1-4 family mortgage loans by state and the related combined loan-to-value (“CLTV”) ratio are presented in Table 8. Our underwriting and periodic review of loans collateralized by residential real property includes appraisals or estimates from automated valuation models (“AVMs”) to support property values. AVMs are computer-based tools used to estimate the market value of homes. AVMs are a lower-cost alternative to appraisals and support valuations of large numbers of properties in a short period of time using market comparable and price trends for local market areas. The primary risk associated with the use of AVMs is that the value of an individual property may vary significantly from the average for the market area. We have processes to periodically validate AVMs and specific risk management guidelines addressing the circumstances when AVMs may be used. AVMs are generally used in underwriting to support property values on loan originations only where the loan amount is under $250,000. We generally require property visitation appraisals by a qualified independent appraiser for larger residential property loans.

We continue to modify real estate 1-4 family mortgage loans to assist homeowners and other borrowers experiencing financial difficulties. Loans are underwritten at the time of the modification in accordance with underwriting guidelines established for governmental and proprietary loan modification programs. As a participant in the U.S. Treasury’s MHA programs, we are focused on helping customers stay in their homes. The MHA programs create a standardization of modification terms including incentives paid to borrowers, servicers, and investors. MHA includes the Home Affordable Modification Program (“HAMP”) for first lien loans and the Second Lien Modification Program 2MP for junior lien loans. Under both our proprietary programs and the MHA programs, we may provide concessions such as interest rate reductions, forbearance of principal, and in some cases, principal forgiveness. These programs generally include trial payment periods of three to four months, and after successful completion and compliance with terms during this period, the loan is permanently modified. Once the loan enters a trial period or permanent modification, it is accounted for as a troubled debt restructuring (“TDR”).

Risk Management (continued)

We also monitor changes in real estate values and underlying economic or market conditions for all geographic areas of our real estate 1-4 family mortgage loan portfolio as part of our credit risk management process.

We monitor the credit performance of our junior lien mortgage portfolio for trends and factors that influence the frequency and severity of loss. In third quarter 2012 we aligned our nonaccrual and troubled debt reclassification policies in accordance with OCC guidance, which requires consumer loans discharged in bankruptcy to be written down to net realizable collateral value and classified as nonaccrual TDRs, regardless of their delinquency status.

Table 8: Real Estate 1-4 Family Mortgage Loans by State and CLTV

	September 30, 2014
(in thousands)	Real estate 1-4 family mortgage	Current CLTV ratio (1)

Florida	$1,114,249	64%
Pennsylvania	1,049,685	63
New Jersey	1,006,311	68
Virginia	814,156	64
North Carolina	783,771	63
All other states	5,586,512	62

Total loans	$10,354,684	63

(1)	Collateral values are generally determined using AVMs and are updated quarterly. AVMs are computer-based tools used to estimate market values of homes based on processing large volumes of market data including market comparables and price trends for local market areas.

REAL ESTATE 1-4 FAMILY JUNIOR LIEN MORTGAGE LOANS. Our junior lien portfolio includes real estate 1-4 family junior lien mortgage loans secured by real estate. Predominantly all of our junior lien loans are amortizing payment loans with fixed interest rates and repayment periods between 5 to 30 years. Junior lien loans with balloon payments at the end of the repayment term represent less than 1% of our junior lien loans. We frequently monitor the credit performance of our junior lien mortgage portfolio for trends and factors that influence the frequency and severity of loss.

Table 9 summarizes delinquency and loss rates by state for our junior lien portfolio, which reflected the largest portion of our credit losses.

Table 9: Real Estate 1-4 Family Junior Lien Portfolio (1)

	Outstanding balance		% of loans two payments or more past due		Loss rate (annualized) Quarter ended
(in thousands)	Sept. 30, 2014	Dec. 31, 2013	Sept. 30, 2014	Dec. 31, 2013	Sept. 30, 2014	Jun. 30 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013

New Jersey	$359,280	415,592	6.03%	5.64	2.00	2.41	3.61	3.32	1.96
Pennsylvania	277,620	328,218	4.60	4.19	1.40	2.22	2.10	2.24	2.70
Florida	242,470	282,151	3.20	4.30	2.13	2.31	2.75	4.50	6.13
Virginia	184,472	214,645	3.19	3.39	1.26	2.72	1.70	1.06	2.01
Georgia	144,662	170,216	3.22	3.13	2.09	1.76	3.06	5.20	3.44
Other	616,528	732,499	4.35	3.79	0.99	1.37	2.18	3.23	0.45

Total	$1,825,032	2,143,321	4.36	4.19	1.52	1.99	2.54	3.19	2.24

(1)	Consists of real estate 1-4 family junior lien mortgages, excluding PCI loans of $6,742 thousand at September 30, 2014 and $8,159 thousand at December 31, 2013.

NONPERFORMING ASSETS (NONACCRUAL LOANS AND FORECLOSED ASSETS). Table 10 summarizes nonperforming assets (“NPAs”) for the last five quarters and Table 11 for each of the last three years. We generally place loans on nonaccrual status when:

•	the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower’s financial condition and the adequacy of collateral, if any);

•	they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal, unless both well-secured and in the process of collection;

•	part of the principal balance has been charged off (including loans discharged in bankruptcy);

•	for junior lien mortgages, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status; or

•	performing consumer loans are discharged in bankruptcy, regardless of their delinquency status.

Note 1 (Summary of Significant Accounting Policies) to the Audited Financial Statements describes our accounting policy for nonaccrual and impaired loans.

Table 10: Nonperforming Assets (Nonaccrual Loans and Foreclosed Assets)

(in thousands)	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013

Nonaccrual loans:
Commercial:
Commercial and industrial	$–	–	–	–	–
Secured by real estate	4,883	5,070	8,451	8,802	371

Total commercial	4,883	5,070	8,451	8,802	371

Consumer:
Real estate 1-4 family first mortgage	247,088	256,319	270,740	310,069	76,828
Real estate 1-4 family junior lien mortgage	84,724	87,348	93,556	104,423	21,371

Total consumer	331,812	343,667	364,296	414,492	98,199

Total nonaccrual loans (1)	336,695	348,737	372,747	423,294	98,570

Foreclosed assets (2)	3,860	5,404	3,967	5,142	416

Total nonperforming assets	$340,555	354,141	376,714	428,436	98,986

As a percentage of total loans	2.64%	2.78	3.00	3.27	1.78

(1)	Beginning December 31, 2013 includes nonaccrual loans contributed from WPFC. See Table 12.
(2)	Beginning December 31, 2013 reflects the impact of assets contributed from WPFC, which included $2.4 million of foreclosed assets.

Risk Management (continued)

Table 11: Nonperforming Assets (Nonaccrual Loans and Foreclosed Assets)

	December 31,
(in thousands)	2013	2012	2011

Nonaccrual loans:
Commercial:
Commercial and industrial	$–	–	–
Secured by real estate	8,802	822	2,543

Total commercial	8,802	822	2,543

Consumer:
Real estate 1-4 family first mortgage	310,069	81,154	53,384
Real estate 1-4 family junior lien mortgage	104,423	25,541	20,070

Total consumer (1)	414,492	106,695	73,454

Total nonaccrual loans (2)	423,294	107,517	75,997

Foreclosed assets (3)	5,142	1,820	1,067

Total nonperforming assets	$428,436	109,337	77,064

As a percentage of total loans	3.27%	2.66	2.39

(1)	December 31, 2012 includes the impact of the implementation of the Interagency and OCC Guidance issued in 2012.
(2)	December 31, 2013 includes nonaccrual loans contributed by WPFC. See Table 12.
(3)	December 31, 2013 reflects the impact of assets contributed from WPFC, which included $2.4 million of foreclosed assets.

Total NPAs were $340.6 million (2.64% of total loans) at September 30, 2014, and included $336.7 million of nonaccrual loans and $3.9 million of foreclosed assets. Total NPAs were $428.4 million (3.27% of total loans) at December 31, 2013, and included $423.3 million of nonaccrual loans and $5.1 million of foreclosed assets. The decrease in 2014 was due in part to improving economic conditions and the Bank’s proactive credit risk management activities. Nonaccrual loans increased $315.8 million in 2013, including $304.3 million nonaccrual loans contributed from WPFC.

Typically, changes to nonaccrual loans period-over-period represent inflows for loans that are placed on nonaccrual status in accordance with our policy, offset by reductions for loans that are paid down, or charged off while on nonaccrual status, or sold, transferred to foreclosed properties, or are no longer classified as nonaccrual as a result of continued performance and an improvement in the borrower’s financial condition and loan repayment capabilities. Table 12 provides an analysis of the changes in nonaccrual loans.

If interest due on all nonaccrual loans (including loans that were, but are no longer on nonaccrual status at year end) had been accrued under the original terms, approximately $8.4 million of interest would have been recorded as income on these loans, compared with $6.2 million actually recorded as interest income in 2013. In 2012, $1.3 million of interest income was recorded on nonaccrual loans while $5.9 million would have been recorded under their terms.

Table 12: Analysis of Changes in Nonaccrual Loans

	Quarter ended

	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	Year ended Dec. 31,

(in thousands)	2014	2014	2014	2013	2013	2013	2012

Commercial nonaccrual loans
Balance, beginning of period	$5,070	8,451	8,802	371	707	822	2,543
Inflows (1)	365	–	69	8,498	169	8,741	689
Outflows	(552)	(3,381)	(420)	(67)	(505)	(761)	(2,410)

Balance, end of period	4,883	5,070	8,451	8,802	371	8,802	822

Consumer nonaccrual loans
Balance, beginning of period	343,667	364,296	414,492	98,199	103,161	106,695	73,454
Inflows (1)	53,926	60,315	67,003	361,597	15,668	417,170	120,951
Outflows:
Returned to accruing	(31,689)	(36,757)	(60,396)	(18,356)	(8,924)	(46,626)	(37,894)
Foreclosures	(3,082)	(4,941)	(2,782)	(1,282)	(422)	(2,802)	(4,723)
Charge-offs	(12,124)	(14,287)	(18,871)	(14,793)	(3,432)	(28,868)	(28,049)
Payment, sales and other	(18,886)	(24,959)	(35,150)	(10,873)	(7,852)	(31,077)	(17,044)

Total outflows	(65,781)	(80,944)	(117,199)	(45,304)	(20,630)	(109,373)	(87,710)

Balance, end of period	331,812	343,667	364,296	414,492	98,199	414,492	106,695

Total nonaccrual loans	$336,695	348,737	372,747	423,294	98,570	423,294	107,517

(1)	Quarter ended December 31, 2013 inflows included $8.2 million of commercial and $296.1 million of consumer nonaccrual loans contributed from WPFC.

TROUBLED DEBT RESTRUCTURINGS. Recorded investment of loans modified in TDRs is provided in Tables 13 and 14. The allowance for loan losses for TDRs was $115.1 million, $136.2 million and $19.2 million at September 30, 2014, December 31, 2013 and December 31, 2012, respectively. See Note 2 (Loans and Allowance for Credit Losses) to our Financial Statements for more information. Those loans discharged in bankruptcy and reported as TDRs have been written down to net realizable collateral value.

In those situations where principal is forgiven, the entire amount of such principal forgiveness is immediately charged off to the extent not done so prior to the modification. We sometimes delay the timing on the repayment of a portion of principal (principal forbearance) and charge off the amount of forbearance if that amount is not considered fully collectible.

Our nonaccrual policies are generally the same for all loan types when a restructuring is involved. We re-underwrite loans at the time of restructuring to determine whether there is sufficient evidence of sustained repayment capacity based on the borrower’s documented income, debt to income ratios, and other factors. Loans lacking sufficient evidence of sustained repayment capacity at the time of modification are charged down to the fair value of the collateral, if applicable. For an accruing loan that has been modified, if the borrower has demonstrated performance under the previous terms and the underwriting process shows the capacity to continue to perform under the restructured terms, the loan will generally remain in accruing status. Otherwise, the loan will be placed in nonaccrual status until the borrower demonstrates a sustained period of performance, generally six consecutive months of payments, or equivalent, inclusive of consecutive payments made prior to modification. Loans will also be placed on nonaccrual status, and a corresponding charge-off is recorded to the loan balance, when we believe that principal and interest contractually due under the modified agreement will not be collectible.

Risk Management (continued)

Table 15 provides an analysis of the changes in TDRs. Loans that may be modified more than once are reported as TDR inflows only in the period they are first modified.

Table 13: Troubled Debt Restructurings

(in thousands)	Sept. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013

Commercial TDRs:
Commercial and industrial	$–	–	–	–	–
Secured by real estate	2,880	3,252	3,109	2,777	–

Total commercial TDRs	2,880	3,252	3,109	2,777	–

Consumer TDRs:
Real estate 1-4 family first mortgage	387,667	388,765	393,503	390,309	96,787
Real estate 1-4 family junior lien mortgage	123,234	123,273	124,389	127,680	24,771
Trial modifications	20,494	17,131	16,658	19,953	7,551

Total consumer TDRs	531,395	529,169	534,550	537,942	129,109

Total TDRs (1)	$534,275	532,421	537,659	540,719	129,109

TDRs on nonaccrual status	$179,633	184,538	196,884	230,230	55,732
TDRs on accrual status	354,642	347,883	340,775	310,489	73,377

Total TDRs	$534,275	532,421	537,659	540,719	129,109

(1)	Beginning December 31, 2013 includes TDRs contributed by WPFC. See Table 15.

Table 14: Troubled Debt Restructurings

	December 31,

(in thousands)	2013	2012	2011

Commercial TDRs:
Commercial and industrial	$–	–	–
Secured by real estate	2,777	–	1,440

Total commercial TDRs	2,777	–	1,440

Consumer TDRs:
Real estate 1-4 family first mortgage	390,309	81,794	43,220
Real estate 1-4 family junior lien mortgage	127,680	23,492	21,039
Trial modifications	19,953	4,788	3,338

Total consumer TDRs (1)	537,942	110,074	67,597

Total TDRs (2)	$540,719	110,074	69,037

TDRs on nonaccrual status	$230,230	50,435	19,541
TDRs on accrual status	310,489	59,639	49,496

Total TDRs	$540,719	110,074	69,037

(1)	Reflects the impact of the prospective adoption of the OCC guidance issued in 2012.
(2)	December 31, 2013 included TDRs contributed by WPFC. See Table 15.

Table 15: Analysis of Changes in TDRs

	Quarter ended

	Sept. 30, 2014	June 30, 2014	Mar. 31 2014	Dec. 31 2013	Sept. 30, 2013	Year ended Dec. 31,

(in thousands)						2013	2012

Commercial TDRs:
Balance, beginning of quarter	$3,252	3,109	2,777	–	–	–	1,440
Inflows (1)	–	289	382	5,693	–	5,693	146
Outflows (2)	(372)	(146)	(50)	(2,916)	–	(2,916)	(1,586)

Balance, end of quarter	2,880	3,252	3,109	2,777	–	2,777	–

Consumer TDRs:
Balance, beginning of quarter	529,169	534,550	537,942	129,109	124,895	110,074	67,597
Inflows (1)	15,427	15,552	21,907	402,210	7,993	431,132	58,408
Outflows:
Charge-offs	(4,223)	(2,839)	(8,410)	(2,694)	(814)	(7,531)	(9,656)
Foreclosures	(1,653)	(1,448)	(484)	(583)	–	(1,279)	(52)
Payments, sales and other (2)	(10,688)	(17,120)	(13,110)	(2,502)	(3,179)	(9,619)	(7,673)
Net change in trial modifications (3)	3,363	474	(3,295)	12,402	214	15,165	1,450

Total outflows	(13,201)	(20,933)	(25,299)	6,623	(3,779)	(3,264)	(15,931)

Balance, end of quarter	531,395	529,169	534,550	537,942	129,109	537,942	110,074

Total TDRs	$534,275	532,421	537,659	540,719	129,109	540,719	110,074

(1)	Quarter ended December 31, 2013 inflows included $388.0 million of commercial and consumer TDRs contributed from WPFC.
(2)	Other outflows include normal amortization/accretion of loan basis adjustments. No loans were removed from TDR classification in the quarters ended September 30, June 30 and March 31, 2014 and December 31 and September 30, 2013 as a result of being refinanced or restructured as new loans.
(3)	Net change in trial modifications includes: inflows of new TDRs entering the trial payment period, net of outflows for modifications that either (i) successfully perform and enter into a permanent modification, or (ii) did not successfully perform according to the terms of the trial period plan and are subsequently charged-off, foreclosed upon or otherwise resolved. Our experience is that most of the mortgages that enter a trial payment period program are successful in completing the program requirements.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING. Certain loans 90 days or more past due as to interest or principal are still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due. PCI loans of $5.2 million, $7.0 million, $1.2 million and $1.5 million at September 30, 2014 and December 31, 2013, 2012 and 2011, respectively, are excluded from this disclosure even though they are 90 days or more contractually past due. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

Loans 90 days or more past due and still accruing at September 30, 2014 were relatively flat from December 31, 2013. Loans 90 days or more past due and still accruing at December 31, 2013 were up $13.8 million from December 31, 2012. At December 31, 2013, $11.9 million of loans 90 days or more past due and still accruing related to loans contributed from WPFC. Table 16 reflects non-PCI loans 90 days or more past due and still accruing.

Risk Management (continued)

Table 16: Loans 90 Days or More Past Due and Still Accruing

(in thousands)	Sept. 30 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013

Commercial:
Commercial and industrial	$–	–	–	–	–
Secured by real estate	–	–	–	–	–

Total commercial	–	–	–	–	–

Consumer:
Real estate 1-4 family first mortgage	15,701	9,237	10,893	13,120	5,365
Real estate 1-4 family junior lien mortgage	4,232	4,001	2,666	5,062	918

Total consumer	19,933	13,238	13,559	18,182	6,283

Total (1)	$19,933	13,238	13,559	18,182	6,283

(1)	Beginning December 31, 2013, includes loans 90 days or more past due and still accruing that were contributed from WPFC.

	December 31,
(in thousands)	2013	2012	2011

Commercial:
Commercial and industrial	$–	–	–
Secured by real estate	–	–	1,455

Total commercial	–	–	1,455

Consumer:
Real estate 1-4 family first mortgage	13,120	3,252	5,235
Real estate 1-4 family junior lien mortgage	5,062	1,141	1,880

Total consumer	18,182	4,393	7,115

Total (1)	$18,182	4,393	8,570

(1)	December 31, 2013 balance included $11.9 million of loans 90 days or more past due and still accruing that were contributed from WPFC.

NET CHARGE-OFFS. Table 17 presents net charge-offs for the first nine months of 2014 and 2013, and the full years of 2013, 2012 and 2011. Substantially all net losses were in consumer real estate.

Table 17: Net Charge-offs

	Nine months ended September 30,				Year ended December 31,
		2014		2013		2013		2012 (2)		2011

($ in thousands)	Net loan charge- offs	% of avg. loans (1)	Net loan charge- offs	% of avg. loans (1)	Net loan charge- offs (recoveries)	% of avg. loans	Net loan charge- offs	% of avg. loans	Net loan charge- offs	% of avg. loans

Total commercial	$508	0.02%	$2	0.00%	$(191)	(0.03)%	$255	0.06%	$202	0.03%

Consumer:
Real estate 1-4 family first mortgage	20,295	0.34	9,462	0.34	15,310	0.35	18,894	0.81	19,452	0.78
Real estate 1-4 family junior lien mortgage	30,112	2.03	9,599	3.09	19,507	3.13	27,713	5.45	26,365	4.51

Total consumer (2)	50,407	0.68	19,061	0.62	34,817	0.69	46,607	1.64	45,817	1.49

Total	$50,915	0.54%	$19,063	0.58%	$34,626	0.62%	$46,862	1.43%	$46,019	1.26%

(1)	Net charge-offs as a percentage of average loans are annualized.
(2)	The year ended December 31, 2012 reflects the impact of the OCC guidance issued in third quarter 2012.

ALLOWANCE FOR CREDIT LOSSES. The allowance for credit losses, which consists of the allowance for loan losses and the allowance for unfunded credit commitments, is management’s estimate of credit losses inherent in the loan portfolio and unfunded credit commitments at the balance sheet date.

We apply a disciplined process and methodology to establish our allowance for credit losses each quarter. This process takes into consideration many factors, including historical and forecasted loss trends, loan-level credit quality ratings and loan grade-specific characteristics. The process involves subjective and complex judgments. In addition, we review a variety of credit metrics and trends. These credit metrics and trends, however, do not solely determine the amount of the allowance as we use several analytical tools. Our estimation approach for the commercial portfolio reflects the estimated probability of default in accordance with the borrower’s financial strength, and the severity of loss in the event of default, considering the quality of any underlying collateral. Probability of default and severity at the time of default are statistically derived through historical observations of defaults and losses after default within each credit risk rating. Our estimation approach for the consumer portfolio uses forecasted losses that represent our best estimate of inherent loss based on historical experience, quantitative and other mathematical techniques over the loss emergence period.

The ratio of the allowance for credit losses to total nonaccrual loans may fluctuate significantly from period to period due to such factors as the mix of loan types in the portfolio, the amount of nonaccrual loans that have been written down to current collateral value, borrower credit strength, foreclosure process timeframes and the value and marketability of collateral.

Total provision for credit losses was $4.4 million for the nine months ended September 30, 2014, compared with $13.5 million for the same period a year ago. The provision for the first nine months of 2014 was $46.5 million less than net charge-offs. The provision for the first nine months of 2013 was $5.6 million less than net charge-offs. Total provision for credit losses was $18.2 million in 2013, $45.4 million in 2012 and $35.6 million in 2011. The 2013 provision was less than net charge-offs by $16.4 million. The 2012 and 2011 provision was $1.5 million and $10.4 million less than net charge-offs, respectively. The lower level of provision in the first nine months of 2014 and full year 2013 primarily reflected continued credit improvement, particularly in consumer loans primarily as a result of continued improvement in the housing market. The higher level of provision in 2012 primarily reflected a slower rate of delinquency improvement than in 2011, as well as an increase in net charge-offs.

In determining the appropriate allowance attributable to our consumer loan portfolios, our process considers the associated credit characteristics, including re-defaults of modified loans and projected loss severity for loan modifications that occur or are probable to occur. In addition, our process incorporates the estimated allowance associated with high-risk portfolios defined in Interagency Guidance relating to junior lien mortgages.

Changes in the allowance reflect changes in statistically derived loss estimates, historical loss experience, current trends in borrower risk and/or general economic activity on portfolio performance, and management’s estimate for imprecision and uncertainty.

At September 30, 2014, the allowance for credit losses totaled $194.8 million. At December 31, 2013, the allowance for credit losses totaled $244.3 million, compared with $65.5 million at December 31, 2012. The increase in 2013 was primarily due to $197.1 million of allowance being transferred to the Company as part of the November 2013 WPFC loan contribution. We believe the allowance for credit losses at September 30, 2014 was appropriate to cover credit losses inherent in the loan portfolio, including unfunded credit commitments, at that date. The allowance for credit losses is subject to change and reflects existing factors as of the date of determination, including economic or market conditions and ongoing internal and external examinations processes. Due to the sensitivity of

Risk Management (continued)

the allowance for credit losses to changes in the economic and business environment, it is possible that we will incur incremental credit losses not anticipated as of the balance sheet date. Our process for determining the allowance for credit losses is discussed in the “Critical Accounting Policy” section and Note 1 (Summary of Significant Accounting Policies), and the detail of the changes in the allowance for credit losses by portfolio segment (including charge-offs and recoveries by loan class) is in Note 2 (Loans and Allowance for Credit Losses) to our Financial Statements.

Table 18 presents an analysis of the allowance for credit losses.

Table 18: Allowance for Credit Losses

(in thousands)	Sep. 30, 2014	June 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013

Components:
Allowance for loan losses	$194,039	211,809	212,115	243,752	58,479
Allowance for unfunded credit commitments	809	726	774	517	151

Allowance for credit losses (1)	$194,848	212,535	212,889	244,269	58,630

Allowance for loan losses as a percentage of total loans	1.50%	1.66	1.69	1.86	1.05
Allowance for loan losses as a percentage of annualized net charge-offs (2)	370.17	367.78	224.05	394.78	325.89
Allowance for credit losses as a percentage of total loans	1.51	1.67	1.70	1.86	1.06
Allowance for credit losses as a percentage of total nonaccrual loans	57.87	60.94	57.11	57.71	59.48

(in thousands)	2013	2012	2011

Components:
Allowance for loan losses	$243,752	65,340	68,394
Allowance for unfunded credit commitments	517	119	141

Allowance for credit losses (1)	$244,269	65,459	68,535

Allowance for loan losses as a percentage of total loans	1.86%	1.59	2.12
Allowance for loan losses as a percentage of net charge-offs (2)	703.96	139.43	148.62
Allowance for credit losses as a percentage of total loans	1.86	1.59	2.12
Allowance for credit losses as a percentage of total nonaccrual loans	57.71	60.88	90.18

(1)	December 31, 2013 included $197.1 million related to the loan contribution from WPFC.
(2)	The 2013 allowance for loan losses reflects allowance transferred in the November 2013 loan contribution from WPFC while 2013 net charge-offs do not include activity that occurred prior to the loan contribution.

Asset/Liability Management

Asset/liability management involves the evaluation, monitoring and management of interest rate risk and liquidity and funding.

INTEREST RATE RISK. Interest rate risk is the sensitivity of earnings to changes in interest rates. Approximately 29% of our loan portfolio consisted of variable rate loans at September 30, 2014, compared with 32% at December 31, 2013. In a declining rate environment, we may experience a reduction in interest income on our loan portfolio and a corresponding decrease in funds available to be distributed to our shareholders. The reduction in interest income may result from downward adjustment of the indices upon which the interest rates on loans are based and from prepayments of loans with fixed interest rates, resulting in reinvestment of the proceeds in lower yielding assets.

To manage interest rate risk, we monitor loan pay-down rates, portfolio composition, and the rate sensitivity of loans acquired. Our loan acquisition process attempts to balance desirable yields with the quality of loans acquired.

At September 30, 2014, approximately 71% of our loans had fixed interest rates, compared with 68% at December 31, 2013. Such loans increase our interest rate risk. Our methods for evaluating interest rate risk include an analysis of interest-rate sensitivity “gap,” which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Our interest rate-sensitive liabilities are generally limited to our line of credit with the Bank.

During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution is perfectly matched in each maturity category.

At September 30, 2014, 29% of our assets had variable interest rates, compared with 32% at December 31, 2013, and could be expected to reprice with changes in interest rates. At September 30, 2014, our liabilities were 6% of our assets, compared with 7% at December 31, 2013. Stockholders’ equity was 94% of our assets at September 30, 2014, compared with 93% at December 31, 2013. This positive gap between our assets and liabilities indicates that an increase in interest rates would result in an increase in net interest income and a decrease in interest rates would result in a decrease in net interest income.

Our rate-sensitive assets and liabilities at December 31, 2013 are presented in Table 19. At December 31, 2013 we held no assets that immediately reprice. The allowance for loan losses is not included in loans. At December 31, 2013, the fair value of the loan portfolio was $13.7 billion with fixed rate loans of approximately $9.4 billion and variable rate loans of approximately $4.3 billion.

Table 19: Rate-sensitive Assets and Liabilities

	December 31, 2013
(In thousands)	Within one year	One to three years	Three to five years	Over five years	Total

Rate-sensitive assets
Interest-bearing deposits in banks	$–	–	–	–	–
Loans and loan participations
Fixed rate	48,727	282,667	214,919	8,346,287	8,892,600
Variable rate	557,450	1,013,266	551,304	2,105,721	4,227,741

Total rate-sensitive assets	$606,177	1,295,933	766,223	10,452,008	13,120,341

Line of credit with Bank	901,350	–	–	–	901,350

Total rate-sensitive liabilities	$901,350	–	–	–	901,350

LIQUIDITY AND FUNDING. The objective of effective liquidity management is to ensure that we can meet customer loan requests and other cash commitments efficiently under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this objective, Wells Fargo’s Corporate Asset/Liability Management Committee establishes and monitors liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets.

Risk Management (continued)

Proceeds received from pay-downs of loans are typically sufficient to fund existing lending commitments and loan acquisitions. Depending upon the timing of the loan acquisitions, we may draw on our $1.2 billion revolving line of credit we have with the Bank as a short-term liquidity source. At September 30, 2014, there was $734.0 million outstanding on our Bank line of credit, compared with $901.4 million at December 31, 2013. The rate of interest on the line of credit is equal to the average federal funds rate plus 12.5 basis points.

Our primary liquidity needs are to pay operating expenses, fund our lending commitments, acquire loans to replace existing loans that mature or repay, and pay dividends. Primarily due to the impact on REIT taxable income of purchase accounting adjustments attributable to the Company from the 2008 acquisition of Wachovia Corporation by Wells Fargo, dividend distributions to shareholders in 2011 through 2013, based on REIT taxable income, exceeded net cash provided by operating activities (generally interest income). The excess dividend distributions were funded by using cash provided by investing (generally principal payments received on our loans) and financing activities (generally draws on our Bank line of credit). As the remaining purchase accounting adjustments at December 31, 2013 are not expected to cause a significant variance between GAAP net income and REIT taxable income in future years, operating expenses and dividends are expected to be funded through cash generated by operations or paid-in capital. Funding commitments and the acquisition of loans are intended to be funded with the proceeds obtained from repayment of principal balances by individual borrowers and our line of credit with the Bank. In the first nine months of 2014, we acquired $1.8 billion of loans from the Bank, compared with $2.9 billion in the first nine months of 2013. In 2013, we acquired $3.9 billion of loans from the Bank. If in future periods we do not reinvest loan pay-downs at sufficient levels, management may request our board of directors to consider a return of capital to the holders of our common stock. Annually, we expect to distribute an aggregate amount of outstanding capital stock dividends equal to approximately 100% of our REIT taxable income for federal tax purposes. Such distributions may exceed net income determined under GAAP.

To the extent that we determine that additional funding is required, we could issue additional common or preferred stock, or raise funds through debt financings, limited retention of cash flows or a combination of these methods. Any cash flow retention must be consistent with the provisions of the Investment Company Act and the Code, which requires the distribution by a REIT of at least 90% of its REIT taxable income, excluding capital gains, and must take into account taxes that would be imposed on undistributed income. We do not have and do not anticipate having any material capital expenditures in the foreseeable future, and we believe our existing sources of liquidity are sufficient to meet our funding needs.

As of September 30, 2014 and December 31, 2013, our liabilities consisted of the line of credit with the Bank and other liabilities. Our amended and restated certificate of incorporation does not contain any limitation on the amount or percentage of debt, funded or otherwise, we may incur; however, as part of issuing our Series A preferred stock, we have a covenant in which we agree not to incur indebtedness for borrowed money, including any guarantees of indebtedness (which does not include any pledges of our assets on behalf of the Bank or our other affiliates as described above under “Business – Pledge of Assets on Behalf of the Bank”), without the consent of the holders of two-thirds of the Series A preferred stock, voting as a separate class, provided that, we may incur indebtedness in an aggregate amount not exceeding 20% of our stockholders’ equity.

Critical Accounting Policy

Our significant accounting policies (see Note 1 (Summary of Significant Accounting Policies) to the Audited Financial Statements) are fundamental to understanding our results of operations and financial condition because they require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. We have identified the accounting policy covering allowance for credit losses as particularly sensitive in terms of judgments and the extent to which estimates are used. Management and the board of directors have reviewed and approved this critical accounting policy.

Allowance for Credit Losses

As a subsidiary of Wells Fargo, our loans are subject to the same analysis of the appropriateness of the ACL as applied to loans maintained in Wells Fargo’s other subsidiaries, including the Bank.

The allowance for credit losses, which consists of the allowance for loan losses and the allowance for unfunded credit commitments, is management’s estimate of credit losses inherent in the loan portfolio, including unfunded credit commitments, at the balance sheet date. We develop and document our allowance methodology at the portfolio segment level. Our loan portfolio consists of a commercial loan portfolio segment and a consumer loan portfolio segment.

We employ a disciplined process and methodology to establish our allowance for credit losses. The total allowance for credit losses considers both impaired and unimpaired loans. While our methodology attributes portions of the allowance to specific portfolio segments, the entire allowance for credit losses is available to absorb credit losses inherent in the total loan portfolio and unfunded credit commitments. No single statistic or measurement determines the appropriateness of the allowance for credit losses.

COMMERCIAL PORTFOLIO SEGMENT. The allowance for credit losses for unimpaired commercial loans is estimated through the application of loss factors to loans based on credit risk ratings for each loan. In addition, the allowance for unfunded credit commitments, including letters of credit, is estimated by applying these loss factors to loan equivalent exposures. The loss factors reflect the estimated default probability and quality of the underlying collateral. The loss factors used are statistically derived through the observation of historical losses incurred for loans within each credit risk rating over a relevant specified period of time. We apply our judgment to adjust or supplement these loss factors and estimates to reflect other risks that may be identified from current conditions and developments in selected portfolios. These risk ratings are subject to review by an internal team of credit specialists.

The allowance also includes an amount for estimated credit losses on impaired loans such as nonaccrual loans and loans that have been modified in a TDR, whether on accrual or nonaccrual status.

CONSUMER PORTFOLIO SEGMENT. Loans are pooled generally by product type with similar risk characteristics. Losses are estimated using forecasted losses to represent our best estimate of inherent loss based on historical experience, quantitative and other mathematical techniques over the loss emergence period. Each business group exercises significant judgment in the determination of the credit loss estimation model that fits the credit risk characteristics of its portfolio. We use both internally developed and vendor supplied models in this process. We often use roll rate or net flow models for near-term loss projections, and vintage-based models, behavior score models, and time series or statistical trend models for longer-term projections. Management must use judgment in establishing additional input metrics for the modeling processes, considering further stratification into

Critical Accounting Policy (continued)

sub-product and other predictive characteristics. In addition, we establish an allowance for consumer loans modified in a TDR, whether on accrual or nonaccrual status.

The models used to determine the allowance are validated by a model validation group of Wells Fargo operating in accordance with Company policies.

OTHER ACL MATTERS. The allowance for credit losses for both portfolio segments includes an amount for imprecision or uncertainty that may change from period to period. This amount represents management’s judgment of risks inherent in the processes and assumptions used in establishing the allowance. This imprecision considers economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and risk assessments for commitments made by Wells Fargo and the Bank to regulatory and government agencies regarding settlements of mortgage foreclosure-related matters.

Impaired loans, which predominantly include nonaccrual commercial loans and any loans that have been modified in a TDR, have an estimated allowance calculated as the difference, if any, between the impaired value of the loan and the recorded investment in the loan. The impaired value of the loan is generally calculated as the present value of expected future cash flows from principal and interest which incorporates expected lifetime losses, discounted at the loan’s effective interest rate. The development of these expectations requires significant management review and judgment. When collateral is the sole source of repayment for an impaired loan, rather than the borrower’s income or other sources of repayment, we charge down to net realizable value, which may reduce or eliminate the need for an allowance. The allowance for an unimpaired loan is based solely on principal losses without consideration for timing of those losses. The allowance for an impaired loan that was modified in a TDR may be lower than the previously established allowance for that loan due to benefits received through modification, such as lower probability of default and/or severity of loss, and the impact of prior charge-offs or charge-offs at the time of the modification that may reduce or eliminate the need for an allowance.

SENSITIVITY TO CHANGES. Changes in the allowance for credit losses and, therefore, in the related provision for credit losses can materially affect net income. In applying the review and judgment required to determine the allowance for credit losses, management considers changes in economic conditions, customer behavior, and collateral value, among other influences. From time to time, economic factors or business decisions, such as the addition or liquidation of a loan product or business unit, may affect the loan portfolio, causing management to provide or release amounts from the allowance for credit losses.

The allowance for credit losses for commercial loans, including unfunded credit commitments (individually risk weighted), is sensitive to credit risk ratings assigned to each credit exposure. Commercial loan risk ratings are evaluated based on each situation by experienced senior credit officers and are subject to periodic review by an internal team of credit specialists.

The allowance for credit losses for consumer loans (statistically modeled) is sensitive to economic assumptions and delinquency trends. Forecasted losses are modeled using a range of economic scenarios.

Assuming a one risk rating downgrade throughout our commercial portfolio segment and a downside economic scenario (reflecting worsening unemployment and lower Home Price Index (“HPI”)) for modeled losses on our consumer portfolio segment could imply an additional allowance requirement of approximately $44.5 million at December 31, 2013.

Assuming a one risk rating upgrade throughout our commercial portfolio segment and an upside economic scenario (reflecting improving unemployment and higher HPI) for modeled losses on our consumer portfolio segment could imply a reduced allowance requirement of approximately $15.0 million at December 31, 2013.

The sensitivity analyses provided are hypothetical scenarios and are not considered probable. They do not represent management’s view of inherent losses in the portfolio as of the balance sheet date. Because significant judgment is used, it is possible that others performing similar analyses could reach different conclusions.

See “Risk Management – Credit Risk Management” section, Note 1 (Summary of Significant Accounting Policies) and Note 2 (Loans and Allowance for Credit Losses) to our Financial Statements for further discussion of the allowance for credit losses.

Current Accounting Developments

The following accounting pronouncement has been issued by the FASB but is not yet effective:

•

Accounting Standards Update (ASU or Update) 2014-14 – Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure;

ASU 2014-14 requires government-guaranteed mortgage loans to be classified as other receivables upon foreclosure if the following criteria are met: (1) the loan has a government guarantee that is inseparable from the loan before foreclosure, (2) the creditor has the intent to convey the real estate property to the guarantor, plans to make a claim on the guarantee, and has the ability to recover under the claim, and (3) any claim amount determined based on the fair value of the underlying real estate is fixed at the time of foreclosure. The Update also requires the creditor to measure the other receivable based on the loan balance expected to be recovered from the guarantor. These changes are effective for us in first quarter 2015 with early adoption permitted. The guidance can be applied either prospectively or through modified retrospective transition, with a cumulative-effect adjustment to the separate other receivable as of the beginning of the annual adoption period. This Update will not have a material impact on our financial statements.

Management

Executive Officers

We currently have two executive officers. Our executive officers are also executive officers of Wells Fargo and are executive officers and directors of the Bank. The names of our executive officers, their ages, their positions with Wells Fargo, and their business experience during the past five years, are as follows:

Michael J. Loughlin (age 58) has been our President and Chief Executive Officer since March 2014 and a Director since July 2014. Mr. Loughlin has served as Senior Executive Vice President and Chief Risk Officer of Wells Fargo since July 2011. See “– Directors” for Mr. Loughlin’s business experience.

John R. Shrewsberry (age 49) has been our Senior Executive Vice President and Chief Financial Officer since May 2014. Mr. Shrewsberry has served as Senior Executive Vice President and Chief Financial Officer of Wells Fargo since May 2014. From 2006 to May 2014, Mr. Shrewsberry was head of Wells Fargo Securities. Mr. Shrewsberry has over 20 years of experience in banking and investing.

None of our executive officers owns any shares of our capital stock.

Directors

We currently have four directors. One of our directors, Michael J. Loughlin, is an executive officer of both Wells Fargo and WFREIC. The names of our directors, their ages, and their business experience during the past five years, are as follows:

George L. Ball (age 55) has been Chief Financial Officer and Executive Vice President of Parsons Corporation, Pasadena, California, an international engineering, construction, technical, and management services firm, since May 2008. Previously, he was Senior Vice President, Financial Systems and Control, of Parsons Corporation from March 2007 to May 2008 and Vice President, Finance, of Parsons Development Company from October 2004 to February 2008. His experience in a variety of finance positions allows him to bring a broad understanding of financial matters to the board of directors, including expertise in accounting, internal controls, financial reporting, and risk management. Mr. Ball has served as a director of the Company since July 2014 and is a member of the Audit Committee. He is also a director of NCI Building Systems, Inc.

Gary K. Bettin (age 60) has served as Managing Director of Crosh Consulting, LLC, Mooresville, North Carolina, a financial services consulting firm, since 2010. He also served as Senior Vice President and Head of Mortgage Loan Servicing of American Security Mortgage Corporation, Charlotte, North Carolina, a mortgage banking company, from 2013 to August 2014 and as Chief Executive Officer of Quatrro Mortgage Solutions, Inc., Charlotte, North Carolina, a mortgage outsourcing business, from 2006 to 2010. Mr. Bettin retired from Bank of America, a financial services company, in 2006 after serving in a variety of senior executive roles in customer service and mortgage loan servicing. He brings more than 30 years of mortgage and consumer banking industry experience to the board of directors, having held senior executive roles in loan origination and fulfillment, customer service, servicing, technology and finance. Mr. Bettin has served as a director of the Company since July 2014 and is chair of the Audit Committee.

Michael J. Loughlin (age 58) has served as President and Chief Executive Officer of the Company since March 2014 and as a director since July 2014. He has been Senior Executive Vice President and Chief Risk Officer of Wells Fargo since July 2011. Previously, he served as Executive Vice President and

Chief Risk Officer from November 2010 to July 2011, and Executive Vice President and Chief Credit and Risk Officer from April 2006 to November 2010. As Chief Risk Officer of Wells Fargo, Mr. Loughlin provides oversight for, among other things, Wells Fargo’s risk management activities, including credit risk, operational risk, and market risk. Mr. Loughlin brings significant financial institution, risk management, credit risk, mortgage lending, and real estate lending expertise to the board of directors.

John F. Luikart (age 65) has been president of Bethany Advisors LLC, San Francisco, California, a privately-owned consulting business, since February 2007. He has also served on the Board of Directors of the Federal Home Loan Bank of San Francisco, a cooperative wholesale bank since 2007 and currently serves as the Chairman. Mr. Luikart is also currently a trustee of four asbestos trusts, having begun his work in this area in 2004. Previously, he was Chairman of Wedbush Securities Inc., Los Angeles, California, an investment firm, from 2006 to 2010; President and Chief Operating Officer of Tucker Anthony Sutro, a brokerage and investment firm, from 2001 to 2002; and Chairman and Chief Executive Officer of Sutro & Co., a brokerage and investment firm, from 1996 to 2002. With his long career in the financial services industry, Mr. Luikart brings significant leadership and executive management experience to the board of directors, including extensive governance and strategic knowledge, as well as financial and investment expertise. Mr. Luikart has served as a director of the Company since July 2014 and is a member of the Audit Committee.

Messrs. Ball, Bettin and Luikart are our independent directors, as discussed below under “– Independent Directors.”

Each of our directors will serve until their successors are duly elected and qualified. We have no current intention to further alter the number of directors comprising our board of directors after the sale of the Series A preferred stock in this offering.

None of our directors owns any shares of our capital stock.

If we fail to pay, or declare and set aside for payment, dividends on the Series A preferred stock and any parity stock for six quarterly dividend periods, the number of our directors will be increased by two and holders of the Series A preferred stock, voting together as a class with the holders of any parity stock with the same voting rights, will have the right to elect such additional directors.

Independent Directors

We currently have three directors who are considered “independent” for purposes of Rule 10A-3 of the Exchange Act. In accordance with this rule, our independent directors may not accept any consulting, advisory or other compensatory fee from the issuer other than certain fixed compensation under a retirement or deferred compensation plan for prior service with us, or be an “affiliated person” of us. An affiliated person means a person that directly or indirectly controls, is controlled by or is under common control with the company, which generally means an executive officer or a beneficial owner of more than 10% of any class of voting securities of the company. See also “Description of the Series A Preferred Stock – Independent Director Approval.”

Audit Committee

We have an audit committee consisting of our three independent directors. The board of directors has determined, in its business judgment, that each member of the Audit Committee qualifies as an “audit committee financial expert” as defined by SEC regulations.

Audit Committee (continued)

The Audit Committee’s purpose is to assist the board of directors in fulfilling its responsibilities to oversee our policies and management activities related to:

•	accounting and financial reporting, internal controls, auditing, operational risk and legal and regulatory compliance;

•	the integrity of our financial statements and the adequacy and reliability of disclosures to stockholders;

•	the qualifications and independence of the outside auditors and the performance of internal and outside auditors; and

•	overseeing reputation risk related to the Audit Committee’s responsibilities.

To those ends, the Audit Committee:

•

taking into consideration our status as a subsidiary of Wells Fargo, selects, evaluates, and where appropriate, replaces the outside auditors, and approves all audit engagement fees and terms and all non-audit engagements of the outside auditors;

•	reviews the financial statements, which are prepared by management and audited by the independent outside auditors;

•	reviews reports prepared by management on our internal controls; and

•	discusses with our independent outside auditors the audit process.

Compensation Committee

We do not have a compensation committee of the board of directors because we do not currently compensate our officers. Our officers, however, receive compensation from Wells Fargo in connection with their duties as employees of Wells Fargo, including serving as officers of WFREIC.

Limitations on Liability of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation will indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102 (b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides for the elimination of personal liability of each of our directors, and for the indemnification of our directors and officers, to the extent permitted by the DGCL.

We maintain directors and officers liability insurance. In general, the policy insures:

•	our directors and officers against loss by reason of any of their wrongful acts; and

•	against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

Exclusive Forum

Our Amended and Restated Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee to us or our stockholders, (iii) any action asserting a claim pursuant to the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.

Executive Compensation

Executive Compensation

Currently, we do not directly pay or award any compensation in any form to our executive officers. In 2014, our executive officers, John Shrewsberry and Michael J. Loughlin, were employed and compensated by Wells Fargo in connection with their duties, including serving as officers of WFREIC. We have no current plans to directly compensate our executive officers.

Director Compensation

In 2013 and until July 3, 2014, all of our directors were employees of the Bank. These directors did not, and will not in the future, receive compensation from us for their services as our directors.

Such employees, however, receive compensation from Wells Fargo in connection with their duties as employees of Wells Fargo.

For services rendered as our directors, directors who are not employees of us or Wells Fargo will be paid an annual cash retainer of $75,000. In addition, directors are reimbursed for travel and lodging costs to attend meetings of directors. Our board of directors has the authority to set reasonable and appropriate compensation for the directors who are not employees of us or Wells Fargo. Directors who are not employees of us or Wells Fargo were first elected on July 3, 2014.

Employment Contracts

None.

Compensation Committee Interlocks and Insider Participation; Compensation Committee Report

We do not have a compensation committee. None of our executive officers or employees is currently compensated by us.

Certain Relationships and Related Party Transactions

One of our directors is also an executive officer of Wells Fargo. Our executive officers are also executive officers of Wells Fargo and are executive officers and directors of the Bank. In addition, some of our directors and executive officers are customers of Wells Fargo’s affiliated financial and lending institutions and have transactions with such affiliates in the ordinary course of business. Transactions with directors and executive officers have been on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with third parties and do not involve more than the normal risk of collectability or present other unfavorable features. We may hold a participation interest in some of these loans.

We are subject to certain income and expense allocations from affiliated parties for various services received. In addition, we enter into transactions with affiliated parties in the normal course of business. The nature of the transactions with affiliated parties is discussed below. Further information, including amounts involved, is presented in Note 6 (Transactions With Related Parties) of our Audited Financial Statements.

We acquire and sell loans from and to the Bank. The loan acquisitions and sales are transacted at fair value resulting in acquisition discounts and premiums. We sell foreclosed assets back to the Bank from time to time at estimated fair value with no gain or loss recognized upon the transfer of such assets (as the assets are written down to the fair value of the underlying collateral before being sold). The net acquisition discount accretion is reported within interest income. Gains or losses on sales of loans are included within noninterest income. In 2013, all of our loan acquisitions and sales were with the Bank. In 2013, we acquired $2.9 billion of consumer loans and $1.0 billion of commercial loans from the Bank at their estimated fair value. In November 2013, WPFC contributed $7.1 billion of consumer and commercial loans in the form of an assignment of their participation interests from the Bank.

We may pledge our loan assets in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through the Federal Home Loan Bank of Des Moines or the discount window of the Federal Reserve Bank of San Francisco. In exchange for the pledge of our loan assets, the Bank will pay us a fee. Such fee initially will be in an amount we believe represents an arrangement that is not inconsistent with market terms. Such fee may be renegotiated by us and the Bank from time to time. Although we currently believe that this arrangement is not inconsistent with market terms, we cannot assure you that this is and/or will be the case in the future to the extent such fees are renegotiated. Any material amendment to the terms of agreements related to the pledge of our loan assets on behalf of the Bank, including with respect to fees, will require the approval of a majority of our independent directors. See also “Risk Factors — Risks Associated with Our Business – We are effectively controlled by Wells Fargo and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest” and “Risk Factors — Risks Associated with Our Business – We depend on the officers and employees of Wells Fargo and the Bank for administrative services and the servicing of the loans, and our relationship with Wells Fargo and/or the Bank may create potential conflicts of interest.”

The Bank currently administers our day-to-day activities and services substantially all of the loans in our portfolio under the terms of loan participation and servicing and assignment agreements. These agreements reflect what we believe to be terms consistent with those resulting from arm’s-length negotiations and obligate us to pay the Bank monthly service fees, depending on the loan type, based in part on (a) outstanding principal balances, (b) a flat fee per month, or (c) a total loan commitment amount. We paid the Bank total servicing fees of $23.7 million for the first nine months of 2014.

Additionally, we are subject to Wells Fargo’s management fee policy and thus reimburse the Bank on a monthly basis for general overhead expenses, and we are dependent on the Bank and others for servicing the loans in our portfolio. Management fees are calculated based on Wells Fargo’s total monthly allocable costs multiplied by a formula. The formula is based on our proportion of Wells Fargo’s consolidated: (1) full-time equivalent employees, (2) total average assets and (3) total revenue. Management fees were $2.3 million in the first nine months of 2014 compared with $1.3 million for the same period a year ago. The increase in management fees related to an increase in allocated expenses, mainly technology and related support costs. Management fees were $2.0 million in 2013, compared with $2.1 million in 2012 and $1.5 million in 2011. While the 2013 expense was consistent with the prior year, the 2012 increase in management fees related to an increase in technology system and support expenses.

As a consolidated subsidiary of Wells Fargo, we are subject to Wells Fargo’s enterprise risk management framework, including enterprise-level management committees that have been established to inform the risk management framework and provide governance and advice regarding management functions, and we are subject to key elements of Wells Fargo’s enterprise risk management culture. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Risk Management – Wells Fargo’s Risk Management Framework and Culture.”

A deposit account with the Bank is our primary cash management vehicle. Our cash management process includes applying operating cash flows to reduce any outstanding balance on our line of credit with the Bank. Operating cash flows are settled through our affiliate accounts receivable/payable process. Upon settlement, cash received is either applied to reduce our line of credit outstanding or retained as a deposit with the Bank.

We have revolving lines of credit with the Bank, pursuant to which we can borrow up to $1.2 billion at a rate of interest equal to the average federal funds rate plus 12.5 basis points (0.125%). We paid $1.2 million to the Bank in interest on the revolving line of credit for the year ended December 31, 2013.

Accounts receivable from or payable to the Bank or its affiliates result from intercompany transactions that include net loan pay-downs, interest receipts, and other transactions, including those transactions noted herein, which have not yet settled.

After this offering, Wells Fargo, the Bank and WPFC will continue to control a substantial majority of our outstanding voting shares.

Our board of directors has adopted a written related party transaction approval policy pursuant to which an Independent Committee of our board of directors reviews and approves or takes such other action as it may deem appropriate with respect to the following transactions: (1) a transaction in which we are a participant and that involves an amount exceeding $120,000 and in which any of our directors, executive officers or 5% stockholders or any other “related person” as defined in Item 404 of Regulation S-K (“Item 404”) has or will have a direct or indirect material interest; (2) any material amendment or modification to any existing related party transaction; or (3) any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404. The policy sets forth factors to be considered by the Independent Committee including, among others, whether the terms of the transaction are fair to us and in our best interests, whether there are business reasons for the Company to enter into the transaction, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of related person’s interest in the transaction and whether the transaction would present an improper conflict of interest for any director or executive officer of the Company. To simplify the administration of the approval process under the policy, the Independent Committee may, where appropriate, establish guidelines for certain types of transactions or designate certain types of transactions as pre-approved. The following transactions have been pre-approved pursuant to the related party transaction approval policy: (i) indemnification payments; (ii) transactions that involve the providing of compensation or benefits to a director for their services in that capacity; (iii) transactions where all shareholders receive proportional benefits; (iv) certain ordinary course lending and leasing transactions; (v) certain other ordinary course financial services transactions; and (vi) transactions with Wells Fargo and the Bank or its affiliates. However, the form of loan participation and servicing and assignment agreements, and any material amendments to or the termination of such agreements, and any material amendment to the terms of agreements related to the pledge of our loan assets on behalf of the Bank, including with respect to fees, will be approved by a majority of our independent directors. See “Description of the Series A Preferred Stock — Independent Director Approval.”

Beneficial Ownership of Our Capital Stock

We had 645 shares of common stock issued and outstanding as of September 30, 2014. None of our directors or executive officers owns any shares of our capital stock. In addition, we do not have any equity compensation plans.

The following table sets forth the number of shares and percentage of ownership beneficially owned by all persons known by us to own more than five percent of the shares of our common stock. Holders of our outstanding Series B preferred stock do not have voting rights (except in the limited circumstances described under “Description of Other WFREIC Capital Stock – Preferred Stock – Outstanding Series B Preferred Stock – Voting”) and therefore are not included in the table below. This offering will not affect the number of shares and percentages referenced below.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Class

Wachovia Preferred Funding Corp. 90 South 7th Street, 13th Floor Minneapolis, Minnesota 55402	645	100.00%

In addition to the foregoing, as of September 30, 2014, WPFC owned 80.25% of our Series B preferred stock.

Description of the Series A Preferred Stock

The following summary describes the material terms and provisions of the Series A preferred stock. This description is qualified in its entirety by reference to the terms and provisions of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will be filed as an exhibit to the registration statement of which this prospectus forms a part.

General

The Series A preferred stock is perpetual and not convertible into our common stock or any other class or series of our capital stock and is not subject to any sinking fund or other obligation for their repurchase or retirement. The holders of the Series A preferred stock have no preemptive rights with respect to any of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any such capital stock.

The Series A preferred stock is not the obligation of, or guaranteed by, the Bank, WPFC, Wells Fargo or any of their respective affiliates or any other entity. The Series A preferred stock solely represents an interest in us and does not represent an interest in any of the foregoing entities.

Shares of the Series A preferred stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We may pledge our loan assets in an aggregate amount not exceeding 80% of our total assets at any time as collateral on behalf of the Bank for the Bank’s access to secured borrowing facilities through Federal Home Loan Banks and Federal Reserve Banks; provided that, after giving effect to any and all such pledges of loan assets, the unpaid principal balance of our total unpledged, performing assets (which, for the avoidance of doubt, shall not be pledged in respect of any other indebtedness we incur or otherwise) will equal or exceed three times the sum of the aggregate liquidation preference of the Series A preferred stock then outstanding plus any other parity stock then outstanding. See “Business – Pledge of Assets on Behalf of the Bank.” But see also “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Because we may, without the approval of the holders of the Series A preferred stock, pledge up to 80% of our total assets to secure certain borrowings by the Bank and incur indebtedness of up to 20% of our stockholders’ equity, it is possible that upon liquidation the pledgees of our assets, together with the lenders of that indebtedness, would have claims superior to those of the holders of Series A preferred stock on substantially all of our assets.”

Dividends

Holders of Series A preferred stock are entitled to receive, if, when, and as authorized and declared by our board of directors out of our legally available funds, cumulative cash dividends at the annual rate of 6.375% on the liquidation preference of $25 per share. Dividends on the Series A preferred stock are payable, if authorized and declared, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2015. If any such day is not a business day, dividends will be payable on the next business day as if it were paid on the scheduled dividend payment date and no additional dividend shall accrue on the dividend, unless the next business day falls in a different calendar year, in which case the dividend will be paid on the preceding business day. A business day is any day other than a Saturday, Sunday or day on which banking institutions in Minneapolis, Minnesota, New York, New York or San Francisco, California generally are required by law or other governmental actions to close. We refer to each such quarter of a calendar year and the first dividend period as “quarterly dividend periods.” Quarterly dividend periods, other than the first such quarterly dividend period, commence on the day following the immediately preceding dividend

Dividends (continued)

payment date, and end on and include the dividend payment date. The first quarterly dividend period commences on the date of original issue, and ends on and includes the first scheduled dividend payment date. The record date for the payment of dividends, if declared, is the fifteenth day of the month in which the relevant dividend payment is scheduled to occur, or, if any such day is not a business day, the next day that is a business day. Dividends payable on the Series A preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months; accordingly, dividends payable on the Series A preferred stock for each quarterly dividend period will be computed by dividing the annual dividend rate by four.

The right of holders of Series A preferred stock to receive dividends is cumulative. Dividends on the Series A preferred stock will accrue from, and including, the date of original issue. If for any reason our board of directors does not declare a dividend on the Series A preferred stock for a particular quarterly dividend period, or if our board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period. After the relevant quarterly dividend period, any accumulated but unpaid dividends for such period will compound on each subsequent dividend date (meaning that dividends for future quarterly dividend periods will accrue on any unpaid dividend amounts for prior quarterly dividend periods). If a dividend is paid on any date other than a regularly scheduled dividend payment date, holders will be entitled to accrued interest at the annual rate of 6.375% on the accumulated but unpaid dividends as of the most recent regularly scheduled dividend payment date for the period from such date to the date of payment. Dividends on the Series A preferred stock will accrue and accumulate regardless of (i) whether or not we have earnings, (ii) whether or not there are funds legally available for the payment of dividends, and (iii) whether or not such dividends are declared by our board of directors.

If we fail to pay, or declare and set aside for payment, dividends on the Series A preferred stock and any additional preferred stock ranking on a parity with the Series A preferred stock, which we refer to as “parity stock,” for six quarterly dividend periods, holders of the Series A preferred stock, voting together as a single and separate class with the holders of other parity stock having similar voting rights, will be entitled to elect two directors in addition to the directors then in office. These voting rights are described in more detail below under the heading “– Voting Rights.” Our $667 thousand aggregate liquidation preference of Series B preferred stock is parity stock as to the Series A preferred stock. See below and “Description of Other WFREIC Capital Stock – Preferred Stock – Outstanding Series B Preferred Stock.” However, the Series B preferred stock does not have similar voting rights.

If full dividends on the Series A preferred stock for any quarterly dividend period have not been declared and paid, or a sum sufficient for such payment has not been set apart for such payment, no dividends will be declared or paid or set aside for payment and no other distribution will be declared or made or set aside for payment upon our common stock, or any other class or series of capital stock ranking subordinate to our Series A preferred stock as to payment of dividends, which we collectively refer to as “junior stock,” nor will any junior stock be redeemed, purchased or otherwise acquired for any consideration, nor will any monies be paid to or made available for a sinking fund for the redemption of any such junior stock by us, except by conversion into or exchange for other junior stock until such time as dividends on all outstanding Series A preferred stock have been declared and paid in full, including (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of payment.

As used in the preceding paragraph, the term “dividend” does not include dividends payable on junior stock solely in shares of junior stock or in options, warrants or rights to holders of junior stock to subscribe for or purchase any junior stock.

When dividends are not paid in full on, or a sum sufficient for such full payment is not set apart for, the Series A preferred stock and any parity stock, or in the event of our liquidation, dissolution and winding up, and we do not have funds legally available to pay the full liquidation value of the Series A preferred stock and any parity stock, any funds that are legally available to pay such amounts will be declared pro rata to the Series A preferred stock and any outstanding parity stock.

Holders of the Series A preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full cumulative dividends (plus accrued interest thereon, if any) on the Series A preferred stock to which they are entitled. Any dividend payment made on shares of the Series A preferred stock will first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

Under certain circumstances, if the OCC determines that the Bank is operating with an insufficient level of capital or is engaged in, or its relationship with us results in, an unsafe and unsound banking practice, the OCC could restrict our ability to pay dividends, including dividends to the holders of the Series A preferred stock. See “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Regulatory restrictions on operations of the Bank and on dividends apply to us and the Series A preferred stock as well.” and “Business – Dividend Policy.”

Ranking

The Series A preferred stock will rank equal to our outstanding Series B preferred stock and any other series of parity stock and senior to our common stock and any other junior stock with respect to the payment of dividends and liquidation preference. Additional preferred stock ranking senior to the Series A preferred stock, which we refer to as “senior stock,” may not be issued without the approval of holders of at least two-thirds of the Series A preferred stock and any other series that ranks on parity with the Series A preferred stock (including the Series B preferred stock), each voting as a separate class.

Our board of directors has the power to authorize and issue additional classes or series of capital stock ranking junior to or on parity with the Series A preferred stock as to dividends and liquidation payments, in each case, without the consent of the holders of the Series A preferred stock; provided that, with respect to the issuance of additional parity stock, (A) after giving effect to such issuance, our aggregate pro forma FFO for the aggregate four fiscal quarters beginning with the fiscal quarter in which such parity stock is proposed to be issued equals or exceeds 150% of the amount that would be required to pay full annual dividends on all Series A preferred stock then outstanding, any parity stock then outstanding and any such additional parity stock that we propose to issue, which we refer to as the “Pro Forma FFO Test” (calculated assuming that such proposed parity stock is issued and that, if outstanding or proposed new parity stock bear dividends based on a floating rate, the applicable dividend rate will not change during such four fiscal quarters from the rate in effect on the applicable date of determination), and (B) after giving effect to such issuance, the pro forma unpaid principal balance of our total unpledged, performing assets will equal or exceed three times the sum of the aggregate liquidation preference of the Series A preferred stock then outstanding, any parity stock then outstanding and any such additional parity stock that we propose to issue, which we refer to as the “Pro Forma Unpaid Principal Balance Test.”

For the purposes of determining whether the Pro Forma FFO Test has been met, we shall calculate the pro forma FFO in a reasonable manner and consistent with past practice, and unless we reasonably determine otherwise, include the following assumptions for the applicable prospective period: (1) non-interest expenses will remain substantially consistent with historical performance over the prior four quarters; (2) provision for credit losses will remain substantially consistent with historical performance over the prior four quarters; and (3) yield on assets, accounting for portfolio mix, will

Ranking (continued)

remain substantially consistent with historical performance over the prior four quarters, in each case, as adjusted to reflect any new assets to be contributed to or acquired by us, as applicable. Prior to our issuance of any parity stock, one of our senior executive officers shall certify that each of the Pro Forma FFO Test and the Pro Forma Unpaid Principal Balance Test has been satisfied.

FFO means net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property. Performing assets are assets other than nonaccrual loans and foreclosed assets.

The issuance of parity stock also requires the approval of a majority of our independent directors. See “— Independent Director Approval.”

Our amended and restated certificate of incorporation provides that, so long as the Series A preferred stock remains outstanding, we may not, except with the consent of the holders of at least two-thirds of the Series A preferred stock and any parity stock then outstanding (including the Series B preferred stock), each voting as a separate class, issue any class or series of capital stock senior to the Series A preferred stock. As of the date of this prospectus, there is no class or series of capital stock ranking senior to our Series A and B preferred stock.

Voting Rights

Holders of Series A preferred stock will not have any voting rights, including the right to elect directors, other than those required by applicable Delaware law, the rules of any securities exchange or quotation system on which the Series A preferred stock is listed, traded or quoted, which we expect will be the NYSE, and as set forth in our amended and restated certificate of incorporation. The voting rights are set forth below.

If we fail to pay, or declare and set aside for payment, full dividends on the Series A preferred stock after issuance or on any other class or series of preferred stock having similar voting rights for six quarterly dividend periods or their equivalent, the authorized number of our directors will be increased by two at our next annual meeting of our stockholders. Subject to compliance with any requirement for regulatory approval of, or non-objection to, persons serving as directors, the holders of Series A preferred stock, voting together as a single and separate class with the holders of any other parity stock upon which the same voting rights as those of the Series A preferred stock have been conferred, will have the right to elect two directors in addition to the directors then in office at our next annual meeting of stockholders. This right will continue at each subsequent annual meeting until we pay dividends for three consecutive periods and pay or declare and set aside for payment dividends for the fourth consecutive quarterly dividend period and have paid all dividends in arrears. There is currently no other class or series of our preferred stock having such voting rights.

Upon payment, or such declaration and setting aside for payment, in full, the terms of our directors so elected will terminate forthwith and the total number of directors will be decreased by two, and such voting rights of the Series A preferred stock and the parity stock will cease, subject to increase in the number of directors as set forth above and to revesting of such voting rights in the event of each and every additional failure in the payment of dividends in an amount equal to six quarterly dividend periods or their equivalent.

So long as any shares of Series A preferred stock are outstanding, we will not, without the consent or vote of the holders of at least two-thirds of the outstanding Series A preferred stock, voting as a separate class:

•	amend, alter or repeal or otherwise change any provision of our amended and restated certificate of incorporation, including the terms of the Series A preferred stock, if such amendment, alteration,

repeal or change would materially and adversely affect the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series A preferred stock;

•

authorize, create, or increase the authorized amount of or issue any class or series of any of our capital stock, or any warrants, options, or other rights exercisable for or convertible or exchangeable into any class or series of any of our capital stock, ranking senior to the Series A preferred stock, either as to dividend rights or rights on our liquidation, dissolution, or winding up; or

•

effect our consolidation, conversion, or merger with or into, or a share exchange with, another entity except that we may consolidate or merge with or into, or enter into a share exchange with, another entity if:

•	such entity is an affiliate of Wells Fargo;

•

such entity is a corporation, business trust, limited liability company or other entity organized under the laws of the United States or a political subdivision of the United States that is not regulated as an investment company under the Investment Company Act and that, according to an opinion of counsel rendered by a firm experienced in such matters, is a REIT for U.S. federal income tax purposes;

•	such other entity expressly assumes all of our obligations and commitments pursuant to such consolidation, merger, or share exchange;

•

to the extent we are not the surviving entity of such a transaction, the outstanding Series A preferred stock are exchanged for or converted into securities of the surviving entity having preferences, limitations, and relative voting and other rights substantially identical to those of the Series A preferred stock, including limitations on personal liability of the shareholders;

•	any such consolidation, conversion, or merger or share exchange is tax-free to holders of the Series A preferred stock;

•

after giving effect to such merger, consolidation, or share exchange, no breach, or event that, with the giving of notice or passage of time or both, could become a breach by us of obligations under our amended and restated certificate of incorporation, will have occurred and be continuing; and

•

we have received written notice from each of the rating agencies then rating the Series A preferred stock, and delivered a copy of such written notice to the transfer agent, confirming that such merger, consolidation, or share exchange will not result in a reduction of the rating assigned by any of such rating agencies to the Series A preferred stock or the preferred interests of any surviving corporation, trust or entity, issued in replacement of the Series A preferred stock.

As a condition to effecting any merger, consolidation, or share exchange described above, we will mail to the holders of record of the Series A preferred stock a notice of such merger, consolidation or share exchange. The notice will be mailed at least 15 days prior to such transaction becoming effective and will contain a description of such transaction together with a certificate of one of our executive officers stating that such transaction complies with the requirements set forth in our amended and restated certificate of incorporation and that all conditions precedent provided therein relating to such transaction have been fulfilled.

Voting Rights (continued)

Our amended and restated certificate of incorporation provides certain covenants in favor of the holders of the Series A preferred stock. Except with the consent or affirmative vote of the holders of at least two-thirds of the outstanding Series A preferred stock, voting as a separate class, we agree not to:

•	issue any additional common stock to any person, other than to Wells Fargo, the Bank, WPFC or any other entity that is an affiliate of Wells Fargo;

•

incur indebtedness for borrowed money, including any guarantees of indebtedness (which does not include any pledges of our assets on behalf of the Bank or one of our other affiliates as described under “Business — Pledge of Assets on Behalf of the Bank”), at any time; provided that, we may incur indebtedness in an aggregate amount not exceeding 20% of our stockholders’ equity as determined in accordance with GAAP;

•

pay dividends on our common stock or other junior stock unless our FFO for the four full prior fiscal quarters equals or exceeds 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any other parity stock then outstanding, except as may be necessary to maintain our status as a REIT;

•

make any payment of interest or principal with respect to our indebtedness to the Bank or any of our other affiliates unless our FFO for the four full prior fiscal quarters equals or exceeds 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock as well as any other parity stock then outstanding, except as may be necessary to maintain our status as a REIT; or

•

fail to make investments of the proceeds of our assets in other interest-earning assets such that our FFO over any period of four full fiscal quarters will be anticipated to equal or exceed 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any other parity stock then outstanding, except as may be necessary to maintain our status as a REIT.

The creation or issuance of parity stock or junior stock, or an amendment to our amended and restated certificate of incorporation that increases the number of authorized Series A preferred stock, junior stock or parity stock, will not be deemed to be a material or adverse change requiring a vote of the holders of Series A preferred stock. However, the issuance of any parity stock will require the approval of a majority of our independent directors and is subject to the satisfaction of the Pro Forma FFO Test and Pro Forma Unpaid Principal Balance Test.

Neither the Bank nor Wells Fargo is prohibited, pursuant to the terms of the Series A preferred stock, from paying dividends at any time, even if we have not paid dividends on the Series A preferred stock.

Redemption

Except upon the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event, the Series A preferred stock is not redeemable prior to December 11, 2019. On or after such date, we may redeem the outstanding Series A preferred stock for cash, in whole or in part, at any time and from time to time at our option, at the redemption price of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption.

On and after December 11, 2019, our board of directors may determine that we should redeem any or all of the outstanding Series A preferred stock. In that event, the Series A preferred stock to be redeemed will be determined by lot, pro rata, or by such other method as the board of directors in its sole discretion determines to be equitable. The method selected by the board of directors must satisfy any applicable requirements of the NYSE or any securities exchange on which the Series A preferred stock is then listed.

Prior to December 11, 2019, within 90 days of the occurrence of a Tax Event, a Regulatory Event or an Investment Company Act Event, we have the right to provide notice of our intent to redeem, and subsequently redeem the outstanding Series A preferred stock for cash, in whole, but not in part, at a redemption price of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption.

“Tax Event” means our determination, based on our receipt of an opinion of counsel, rendered by a law firm experienced in such matters, in form and substance satisfactory to us, which states that there is a significant risk that dividends paid or to be paid by us with respect to our capital stock are not or will not be fully deductible by us for U.S. federal income tax purposes or that we are or will be subject to additional taxes, duties, or other governmental charges, determined by reference to the effect on the tax liability of any consolidated, combined, unitary or similar tax group of which we are a part, in an amount we reasonably determine to be significant as a result of:

•	any amendment to, clarification of, or change in the laws, treaties, or related regulations of the United States or any of its political subdivisions or their taxing authorities affecting taxation; or

•

any judicial decision, official administrative pronouncement, published or private ruling, technical advice memorandum, Chief Counsel Advice, as such term is defined in the Code, regulatory procedure, notice, or official announcement, which we refer to collectively as “Administrative Actions”;

which amendment, clarification, or change, or such official pronouncement or decision, is announced, on or after the original date of issuance of the Series A preferred stock.

“Regulatory Event” means our reasonable determination, as evidenced by a certificate of one of our senior executive officers, that the Series A preferred stock remaining outstanding would (x) not be consistent with any applicable law or regulation or (y) have a material adverse effect on either us or any of Wells Fargo or the Bank (or any of their respective successors), in each case, as a result of a change in law or regulation or a written change in interpretation or application of law or regulation, by any legislative body, court, governmental agency, or regulatory authority occurring on or after the original date of issuance of the Series A preferred stock, such change in law being reflected in an opinion of counsel, in form and substance satisfactory to us.

“Investment Company Act Event” means our determination, based on our receipt of an opinion of counsel, rendered by a law firm experienced in such matters, in form and substance satisfactory to us, which states that there is a significant risk that we are or will be considered an “investment company” that is required to be registered under the Investment Company Act, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation, by any legislative body, court, governmental agency, or regulatory authority. For a discussion of potential consequences to our business of our being required to register as an investment company, see “Risk Factors – Risks Associated with Our Business – Our no longer qualifying for an exclusion from the definition of an investment company under the Investment Company Act could have a material adverse effect on us” and “Business – General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940.”

Redemption (continued)

Dividends will cease to accrue on the Series A preferred stock called for redemption on and as of the date fixed for redemption, and such Series A preferred stock will be deemed to cease to be outstanding, provided that, the redemption price, including (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of redemption, has been duly paid or provision has been made for such payment.

Notice of any redemption will be mailed at least 30 days, but not more than 60 days, prior to any redemption date to each holder of Series A preferred stock to be redeemed at such holder’s registered address.

Our ability to redeem any Series A preferred security may be subject to compliance with any applicable regulatory requirements, including the prior approval of the OCC.

Rights upon Liquidation

In the event we voluntarily or involuntarily liquidate, dissolve and wind up, the holders of Series A preferred stock outstanding at the time will be entitled to receive liquidating distributions in the amount of $25 per share, plus an amount equal to the sum of (i) any authorized, declared but unpaid dividends and (ii) any accumulated but unpaid dividends (including, in each case, dividends accrued on any unpaid dividends), plus accrued interest, if any, on the aggregate amount payable from the last dividend payment date to the date of the liquidation payment for distribution to stockholders, before any distribution of assets is made to holders of junior stock and subject to the rights of the holders of any class or series of capital stock ranking senior to the Series A preferred stock as to rights upon liquidation and subject to the rights of general creditors.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A preferred stock will have no right or claim to any of our remaining assets.

In the event that, upon any such voluntary or involuntary liquidation, dissolution and winding up, the available assets are insufficient to pay the full amount of the liquidation distributions on all outstanding Series A preferred stock and the corresponding amounts payable on any other parity stock, then the holders of Series A preferred stock and any other parity stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

For such purposes, our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into us, or the sale of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up. However, WPFC, as the holder of all of our shares of common stock, has the ability to cause us to liquidate, dissolve or wind up at any time and for any reason without the consent or approval of the holders of the Series A preferred stock.

Independent Director Approval

Our amended and restated certificate of incorporation requires that, so long as any Series A preferred stock is outstanding, certain actions by us are to be approved by a majority of our independent directors, with independence determined by our board of directors as set forth in Rule 10A-3 under the Exchange Act. In addition, any members of our board of directors elected by holders of preferred stock, including the Series A preferred stock, will be deemed to be independent directors for purposes of approving actions requiring the approval of a majority of the independent directors.

The actions that may not be taken without the approval of a majority of our independent directors include:

•	the issuance of additional parity stock;

•

the approval of the form of the loan participation and servicing and assignment agreements, any material amendments or modifications to such form, or any termination or election not to renew any material loan participation and servicing and assignment agreements;

•	any material amendment to the terms of agreements related to the pledge of our loan assets on behalf of the Bank, including with respect to fees;

•	the determination to revoke our REIT status; or

•	our dissolution, liquidation, or termination prior to December 11, 2019.

Our amended and restated certificate of incorporation requires that, in assessing the benefits to us of any proposed action requiring their consent, the independent directors take into account the interests of holders of both common stock and the preferred stock, including holders of the Series A preferred stock. Our amended and restated certificate of incorporation provides that in considering the interests of the holders of preferred stock, including the holders of the Series A preferred stock, in connection with any proposed action requiring their consent, the independent directors owe the same duties that the independent directors owe to the holders of common stock.

Registrar and Transfer Agent

Wells Fargo Bank, National Association will serve as the transfer agent and registrar for the Series A preferred stock.

Description of Other WFREIC Capital Stock

The following summary describes the material terms and provisions of our authorized capital stock. This description is qualified in its entirety by the applicable provisions of Delaware corporate law and our amended and restated certificate of incorporation and our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws will be filed with the SEC as an exhibit to this registration statement, of which this prospectus forms a part.

We have two types of authorized capital stock: common stock and preferred stock. As of September 30, 2014, 645 shares of our common stock were outstanding and 667 shares of our Series B preferred stock were outstanding. Our Series A preferred stock will be issued in this offering.

Common Stock

GENERAL. Our outstanding shares of common stock are fully paid and non-assessable. There is no established trading market for our common stock. WPFC owns 100% of our common stock. Holders of common stock have no preemptive rights. There are no redemption or sinking fund provisions with respect to the common stock.

VOTING. Holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. There are no cumulative voting rights. As the holder of all of our common stock, WPFC directly, and the Bank indirectly, are able, subject to certain rights of the holders of preferred stock, to elect and remove directors, amend our amended and restated certificate of incorporation and approve other actions requiring stockholder approval.

DIVIDENDS. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, subject to any preferential dividend rights of holders of any outstanding Series B preferred stock. In order to remain qualified as a REIT, we must distribute annually at least 90% of our annual REIT taxable income to stockholders.

LIQUIDATION RIGHTS. Upon our liquidation, dissolution or winding up, holders of common stock will be entitled to receive all of our assets that are available for distribution to our stockholders, subject to any preferential rights of holders of the then outstanding preferred stock.

Preferred Stock

Outstanding Series B Preferred Stock

GENERAL. Other than the Series A preferred stock, we currently have $667 thousand aggregate liquidation preference of Series B perpetual preferred stock outstanding. Our outstanding Series B preferred stock ranks senior to our common stock as to dividends and in liquidation and will rank on a parity with our Series A preferred stock. Holders of our outstanding Series B preferred stock have no preemptive rights with respect to any shares of our capital stock. WPFC owns 80.25% of our outstanding Series B preferred stock, current or former employees of Wells Fargo and other third-party investors own 18.74% of our outstanding Series B preferred stock and Wells Fargo owns the remaining 1.01% of our outstanding Series B preferred stock.

VOTING. Holders of our outstanding Series B preferred stock are not entitled to vote on any matters to be voted on by stockholders, except that they are entitled to vote (i) as a class on any voluntary liquidation, dissolution or winding up, or any distribution of assets proposed by the board of directors,

(ii) to authorize, create, or increase the authorized amount of or issue any class or series of any of our capital stock, or any warrants, options, or other rights exercisable for or convertible or exchangeable into any class or series of any of our capital stock, ranking senior to the Series B preferred stock, either as to dividend rights or rights on our liquidation, dissolution, and winding up and (iii) as otherwise required by law.

DIVIDENDS. The holders of our outstanding Series B preferred stock are entitled to receive an annual dividend of $85.00 per share in priority over common stock. Dividends on our outstanding Series B preferred stock are cumulative and, accordingly, if we do not declare a dividend or declare less than a full dividend on our outstanding Series B preferred stock for an annual dividend period, holders of the outstanding Series B preferred stock will have the right to receive a dividend or the full dividend, as the case may be, for that period, and we will have the obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to the Series A preferred stock, the Series B preferred stock or our common stock. Payment of dividends on our outstanding Series B preferred stock is subject to the rights of holders of any class or series of capital stock ranking senior to them as to dividend rights.

REDEMPTION. We may redeem our outstanding Series B preferred stock for cash, in whole, at any time and from time to time at our option, at the redemption price of $1,000.00 per share, plus any accrued but unpaid dividends to the date of redemption.

LIQUIDATION RIGHTS. Upon our liquidation, dissolution or winding up, holders of our outstanding Series B preferred stock will receive a final liquidation distribution of $1,000 plus any accrued but unpaid dividends and interim liquidation distributions to the date of liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of our Series B preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets are insufficient to pay the amount of the liquidation distributions on all of our outstanding Series B preferred stock then outstanding and the corresponding amounts payable on any other parity stock, then the holders of our then outstanding Series B preferred stock and any other parity stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled out of our assets legally available for distribution to stockholders, before any distribution of assets is made to holders of common stockholders.

TRANSFER RESTRICTIONS. If a holder of our outstanding Series B preferred stock desires to transfer any of their outstanding Series B preferred stock, the holder must first offer to sell to us all of their outstanding Series B preferred stock that the holder desires to transfer. We can accept or reject the offer, authorize the transfer or not authorize the transfer. If we do not authorize the transfer, then such transfer will be null and void and the purported transferee will acquire no rights or economic interest in such shares.

Ability to Issue Additional Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to issue, in addition to our Series A preferred stock and outstanding Series B preferred stock, a further 90,400,000 shares of preferred stock (or 89,000,000 if the underwriters exercise in full their option to purchase up to 1,400,000 additional shares of Series A preferred stock) from time to time in one or more series with such designations, preferences, conversion or other rights, restrictions, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption as are determined by our board of directors without stockholder approval. The specific terms of a particular class or series of preferred stock that is issued, if any, will be described in an amendment to our amended and restated certificate of incorporation relating to that class or series. As of the date of this prospectus, we have no

Ability to Issue Additional Preferred Stock (continued)

present plans to issue any other shares of preferred stock. The ability to issue parity stock or senior stock is subject to the restrictions and voting rights of the Series A preferred stock described under “Description of the Series A Preferred Stock – Ranking” and “– Voting Rights” and, with respect to the ability to issue senior stock, to the voting rights of the Series B preferred stock described under “Outstanding Series B Preferred Stock – Voting.”

We believe that the power of the board of directors to issue additional authorized but unissued preferred stock and to classify or reclassify unissued preferred stock and cause us to issue such classified or reclassified preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the NYSE or any securities exchange on which the Series A preferred stock is then listed.

Global Securities

The Series A preferred stock sold in this offering will be issued in the form of one or more global certificates, or “global securities,” registered in the name of a depositary or its nominee. The depositary will be The Depository Trust Company, commonly referred to as DTC. DTC has informed us that its nominee will be Cede & Co. Accordingly, we expect Cede & Co. to be the initial registered holder of all Series A preferred stock that is issued in global form. You can hold Series A preferred stock directly through DTC only if you are a participant, or you can hold Series A preferred stock indirectly through a direct participant in DTC. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. Indirect access to the DTC system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and who are referred to as indirect participants.

No person that acquires a beneficial interest in the Series A preferred stock will be entitled to receive a certificate representing that person’s interest in the Series A preferred stock, except as provided herein. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders of Series A preferred stock issued in global form shall refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders shall refer to payments and notices to DTC or Cede & Co., as the registered holder of the Series A preferred stock.

Since the global certificate is registered in the name of Cede & Co., Cede & Co. is said to have legal or record ownership of the global certificate. Persons who buy interests in the global security by purchasing the Series A preferred stock are said to own a beneficial interest in the global security. Ownership of beneficial interests in a global certificate by participants will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee. Ownership of beneficial interests in a global certificate by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the Series A preferred stock. DTC’s records reflect only the identity of the direct participants to whose accounts such Series A preferred stock are credited, which may or may not be the beneficial owners. The direct and indirect participants are responsible for keeping account of their holdings on behalf of their customers.

Persons that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Series A preferred stock may do so only through participants and indirect participants in DTC, which will receive a credit for the Securities on DTC’s records. The ownership interest of each actual purchaser of each security is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Series A preferred stock are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners.

We will wire dividend payments to DTC’s nominee, and we will treat DTC’s nominee as the owner of the global security for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

Redemption notices will be sent to Cede & Co. as the registered holder of the book-entry securities. If less than all of a series of securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series A preferred stock unless authorized by a direct participant in accordance with DTC’s then current procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the Series A preferred stock are credited on the record date as identified in a listing attached to the Omnibus Proxy.

A global security will be exchangeable for the relevant definitive securities registered in the names of persons other than DTC or its nominee only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the Series A preferred stock or if DTC ceases to be a clearing agency registered under the Exchange Act when DTC is required to be so registered;

•	we execute and deliver to the transfer agent an order complying with the requirements of our amended and restated certificate of incorporation that this global security shall be so exchangeable; or

•	there has occurred and is continuing a default in the payment of any amount due in respect of the Series A preferred stock.

Any global security that is exchangeable under the preceding sentence will be exchangeable for the Series A preferred stock registered in such names as DTC directs.

Upon the occurrence of any event described in the above paragraph, DTC is generally required to notify all participants of the availability of definitive securities. Upon DTC surrendering the global security representing the Series A preferred stock and delivery of instructions for re-registration, the transfer agent will reissue the Series A preferred stock as definitive securities, and then such persons will recognize the holders of such definitive securities as registered holders of Series A preferred stock entitled to the benefits of our amended and restated certificate of incorporation.

Except as described above, the global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary we appoint. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a global security evidencing all or part of any securities unless the beneficial interest is in an amount equal to an authorized denomination for these securities.

We, the transfer agent, and any of our or its agents, will have no responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Federal Income Tax Considerations

The following discussion summarizes the taxation of WFREIC and the material U.S. federal income tax consequences to holders of the Series A preferred stock for your general information only. It is not tax advice. The tax treatment of these holders will vary depending upon the holder’s particular situation, and this discussion addresses only holders that hold shares of the Series A preferred stock as capital assets and does not deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances. This section also does not deal with all aspects of taxation that may be relevant to certain types of holders to which special provisions of the U.S. federal income tax laws apply, including:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	persons liable for the alternative minimum tax;

•	persons that hold securities that are a hedge, that are hedged against interest rate or currency risks or that are part of a straddle or conversion transaction;

•	persons that purchase or sell securities as part of a wash sale for tax purposes; and

•	U.S. shareholders whose functional currency is not the U.S. dollar.

This summary is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions. This summary describes the provisions of these sources of law only as they are currently in effect. All of these sources of law may change at any time, and any change in the law may apply retroactively.

If a partnership holds Series A preferred stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Series A preferred stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Series A preferred stock.

We urge you to consult with your own tax advisors regarding the tax consequences to you of acquiring, owning and selling Series A preferred stock, including the U.S. federal, state, local and foreign tax consequences of acquiring, owning and selling these securities in your particular circumstances and potential changes in applicable laws.

Taxation of WFREIC as a REIT

In the opinion of Sullivan & Cromwell LLP, commencing with its taxable year ended December 31, 1996, WFREIC has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for taxable years ending prior to the date hereof, and WFREIC’s proposed method of operation will enable it to continue to meet the requirements for qualification and

Taxation of WFREIC as a REIT (continued)

taxation as a REIT under the Code for subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service (“IRS”) or any court.

In providing its opinion, Sullivan & Cromwell LLP is relying, without independent investigation, as to certain factual matters upon the statements and representations contained in a certificate provided to Sullivan & Cromwell LLP with respect to WFREIC.

WFREIC’s qualification as a REIT will depend upon the continuing satisfaction by WFREIC of the requirements of the Code relating to qualification for REIT status. Some of these requirements depend upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. Accordingly, while WFREIC intends to continue to qualify to be taxed as a REIT, the actual results of WFREIC for any particular year might not satisfy these requirements. Neither Sullivan & Cromwell LLP nor any other such law firm will monitor the compliance of WFREIC with the requirements for REIT qualification on an ongoing basis.

The sections of the Code applicable to REITs are highly technical and complex. The following discussion summarizes material aspects of these sections of the Code.

As a REIT, WFREIC generally will not have to pay U.S. federal corporate income taxes on its net income that it currently distributes to shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation. WFREIC’s dividends, however, generally will not be eligible for (i) the reduced rates of tax applicable to dividends received by noncorporate holders and (ii) the corporate dividends-received deduction.

However, WFREIC will have to pay U.S. federal income tax as follows:

•	First, WFREIC will have to pay tax at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Second, under certain circumstances, WFREIC may have to pay the alternative minimum tax on its items of tax preference.

•

Third, if WFREIC has (a) net income from the sale or other disposition of “foreclosure property,” as defined in the Code, which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will have to pay tax at the highest corporate rate on that income.

•

Fourth, if WFREIC has net income from “prohibited transactions,” as defined in the Code, WFREIC will have to pay a 100% tax on that income. Prohibited transactions are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•

Fifth, if WFREIC should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below under “ – Requirements for Qualification – Income Tests,” but has nonetheless maintained its qualification as a REIT because WFREIC has satisfied some other requirements, it will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of WFREIC’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of WFREIC’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect WFREIC’s profitability.

•

Sixth, if WFREIC should fail to distribute during each calendar year at least the sum of (1) 85% of its real estate investment trust ordinary income for that year, (2) 95% of its real estate investment trust capital gain net income for that year and (3) any undistributed taxable income from prior periods, WFREIC would have to pay a 4% excise tax on the excess of that required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate-level.

•

Seventh, if WFREIC acquires any asset from a C corporation in certain transactions in which WFREIC must adopt the basis of the asset or any other property in the hands of the C corporation as the basis of the asset in the hands of WFREIC, and WFREIC recognizes gain on the disposition of that asset during the 10-year period beginning on the date on which WFREIC acquired that asset, then WFREIC will have to pay tax on the built-in gain at the highest regular corporate rate. A C corporation means generally a corporation that has to pay full corporate-level tax.

•

Eighth, if WFREIC derives “excess inclusion income” from a residual interest in a real estate mortgage investment conduit, or “REMIC,” or certain interests in a taxable mortgage pool, or “TMP,” WFREIC could be subject to corporate-level U.S. federal income tax at a 35% rate to the extent that such income is allocable to certain types of tax-exempt shareholders that are not subject to unrelated business income tax, such as government entities.

•

Ninth, if WFREIC receives non-arm’s-length income from a taxable REIT subsidiary (as defined under “ – Requirements for Qualification – Asset Tests”), or as a result of services provided by a taxable REIT subsidiary to tenants of WFREIC, WFREIC will be subject to a 100% tax on the amount of WFREIC’s non-arm’s-length income.

•

Tenth, if WFREIC fails to satisfy a REIT asset test, as described below, due to reasonable cause and WFREIC nonetheless maintains its REIT qualification because of specified cure provisions, WFREIC will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused WFREIC to fail such test.

•

Eleventh, if WFREIC fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) and the violation is due to reasonable cause, WFREIC may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

The Code defines a REIT as a corporation, trust or association

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable securities, or by transferable certificates of beneficial interest;

•	that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

•	the beneficial ownership of which is held by 100 or more persons;

Taxation of WFREIC as a REIT (continued)

•

during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities (the “not closely held requirement”); and

•	that meets certain other tests, including tests described below regarding the nature of its income and assets.

The Code provides that the conditions described in the first through fourth bullet points above must be met during the entire taxable year and that the condition described in the fifth bullet point above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

WFREIC has satisfied the conditions described in the first through fifth bullet points of the preceding paragraph and believes that it has also satisfied the condition described in the sixth bullet point of the preceding paragraph.

QUALIFIED REIT SUBSIDIARIES. Section 856(i) of the Code provides that unless a REIT makes an election to treat the corporation as a taxable REIT subsidiary, a corporation that is a “qualified REIT subsidiary,” as defined in the Code, will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as assets, liabilities and items of these kinds of the REIT. Thus, in applying the requirements described in this section, WFREIC’s qualified REIT subsidiaries (if any) will be ignored, and all assets, liabilities and items of income, deduction and credit of these subsidiaries will be treated as assets, liabilities and items of these kinds of WFREIC.

INVESTMENTS IN PARTNERSHIPS. If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, WFREIC’s proportionate share of the assets, liabilities and items of income of any partnership in which WFREIC is a partner (if any) will be treated as assets, liabilities and items of income of WFREIC for purposes of applying the requirements described in this section. Thus, actions taken by partnerships in which WFREIC owns an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect WFREIC’s ability to satisfy the REIT income and assets tests and the determination of whether WFREIC has net income from prohibited transactions. See the fourth bullet on page 104 for a brief description of prohibited transactions.

TAXABLE REIT SUBSIDIARIES. A taxable REIT subsidiary is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a taxable REIT subsidiary. The election can be revoked at any time as long as the REIT and the taxable REIT subsidiary revoke such election jointly. In addition, if a taxable REIT subsidiary holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a taxable REIT subsidiary. A corporation can be a taxable REIT subsidiary with respect to more than one REIT.

A taxable REIT subsidiary is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local taxation. Any dividends paid or deemed paid by any one of WFREIC’s taxable REIT subsidiaries (if any) will also be taxable, either

(1) to WFREIC to the extent the dividend is retained by WFREIC, or (2) to WFREIC’s shareholders to the extent the dividends received from the taxable REIT subsidiary are paid to WFREIC’s shareholders. WFREIC may hold more than 10% of the stock of a taxable REIT subsidiary without jeopardizing its qualification as a REIT notwithstanding the rule described below under “–Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order for WFREIC to qualify as a REIT, the securities of all of the taxable REIT subsidiaries in which it has invested either directly or indirectly may not represent more than 25% of the total value of its assets (20% with respect to WFREIC’s taxable years beginning prior to January 1, 2009). WFREIC believes that the aggregate value of all of its interests in taxable REIT subsidiaries has represented less than 20% (and expects that for its taxable years beginning on or after January 1, 2009, has represented and will continue to represent less than 25%) of the total value of its assets; however, WFREIC cannot assure that this will always be true. Other than certain activities related to operating or managing a lodging or health care facility, a taxable REIT subsidiary may generally engage in any business including the provision of customary or non-customary services to tenants of the parent REIT.

INCOME TESTS. In order to maintain its qualification as a REIT, WFREIC annually must satisfy two gross income requirements.

•

First, WFREIC must derive at least 75% of its gross income, excluding gross income from prohibited transactions, for each taxable year directly or indirectly from investments relating to real property, mortgages on real property or investments in REIT equity securities, including “rents from real property,” as defined in the Code, or from certain types of temporary investments. Rents from real property generally include expenses of WFREIC that are paid or reimbursed by tenants.

•

Second, at least 95% of WFREIC’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from real property investments as described in the preceding bullet point, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of sources.

As of the date of this prospectus, WFREIC does not own any rental income generating property nor does it have any plans to acquire any such property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of that amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term interest solely because it is based on a fixed percentage or percentages of receipts or sales.

From time to time, WFREIC may enter into hedging transactions with respect to one or more of its assets or liabilities. WFREIC’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent provided by Treasury regulations, any income WFREIC derives from a hedging transaction that is clearly identified as such as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income tests, and therefore will be excluded for purposes of these tests, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. Income from any hedging transaction is, however, nonqualifying for purposes of the 75% gross income test with respect to transactions entered into on or prior to June 30, 2008. The term “hedging transaction,” as used above, generally means any transaction WFREIC enters into in the normal course of its business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by WFREIC. For transactions entered into after July 30, 2008, “hedging transaction” also includes any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be

Taxation of WFREIC as a REIT (continued)

qualifying income under the 75% or 95% gross income test (or any property that generates such income or gain), including gain from the termination of such a transaction. WFREIC intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

Any fee payable to us in exchange for a pledge of our loan assets on behalf of the Bank will be treated as nonqualifying income for purposes of the 75% and 95% gross income tests.

As a general matter, certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests, as follows.

“Real estate foreign exchange gain” will be excluded from gross income for purposes of both the 75% and 95% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain qualified business units of a REIT.

“Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations that would not fall within the scope of the definition of real estate foreign exchange gain.

If WFREIC fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it satisfies the requirements of other provisions of the Code that allow relief from disqualification as a REIT. These relief provisions will generally be available if:

•	WFREIC’s failure to meet the income tests was due to reasonable cause and not due to willful neglect; and

•	WFREIC files a schedule of each item of income in excess of the limitations described above in accordance with regulations to be prescribed by the IRS.

WFREIC might not be entitled to the benefit of these relief provisions, however. Even if these relief provisions apply, WFREIC would have to pay a tax on the excess income. The tax will be a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of WFREIC’s gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of WFREIC’s gross income over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect WFREIC’s profitability.

ASSET TESTS. WFREIC, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

•

First, at least 75% of the value of WFREIC’s total assets must be represented by real estate assets, including, if any, (a) real estate assets held by WFREIC’s qualified REIT subsidiaries, WFREIC’s allocable share of real estate assets held by partnerships in which WFREIC owns an interest and stock issued by another REIT, (b) for a period of one year from the date of WFREIC’s receipt of proceeds of an offering of its securities of beneficial interest or publicly offered debt with a term of at least five years, stock or debt instruments purchased with these proceeds and (c) cash, cash items and government securities.

•	Second, not more than 25% of WFREIC’s total assets may be represented by securities other than those in the 75% asset class.

•

Third, not more than 25% of WFREIC’s total assets may constitute securities issued by taxable REIT subsidiaries and of the investments included in the 25% asset class, the value of any one issuer’s securities, other than equity securities issued by another REIT or securities issued by a taxable REIT subsidiary, owned by WFREIC may not exceed 5% of the value of WFREIC’s total assets.

•

Fourth, WFREIC may not own more than 10% of the vote or value of the outstanding securities of any one issuer, except for issuers that are REITs, qualified REIT subsidiaries or taxable REIT subsidiaries, or certain securities that qualify under a safe harbor provision of the Code (such as so-called “straight-debt” securities).

Solely for the purposes of the 10% value test described above, the determination of WFREIC’s interest in the assets of any partnership or limited liability company in which it owns an interest will be based on WFREIC’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

If the IRS successfully challenges the partnership status of any of the partnerships in which WFREIC maintains a more than 10% vote or value interest, and the partnership is reclassified as a corporation or a publicly traded partnership taxable as a corporation, WFREIC could lose its REIT status. In addition, in the case of such a successful challenge, WFREIC could lose its REIT status if such recharacterization results in WFREIC otherwise failing one of the asset tests described above.

Certain relief provisions may be available to WFREIC if it fails to satisfy the asset tests described above after a 30-day cure period. Under these provisions, WFREIC will be deemed to have met the 5% and 10% REIT asset tests if the value of its nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of its assets at the end of the applicable quarter and (b) $10,000,000, and (ii) WFREIC disposes of the nonqualifying assets within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations due to reasonable cause and not willful neglect that are not described in the preceding sentence, WFREIC may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of the nonqualifying assets to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

ANNUAL DISTRIBUTION REQUIREMENTS. WFREIC, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its shareholders in an amount at least equal to (1) the sum of (a) 90% of WFREIC’s “real estate investment trust taxable income,” computed without regard to the dividends paid deduction and WFREIC’s net capital gain, and (b) 90% of the net after-tax income, if any, from foreclosure property minus (2) the sum of certain items of non-cash income.

In addition, if WFREIC acquired an asset from a C corporation in a carryover basis transaction and disposes of such asset within 10 years of acquiring it, WFREIC may be required to distribute at least 90% of the after-tax built-in gain, if any, recognized on the disposition of the asset.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before WFREIC timely files its tax return for the year to which they relate and if

Taxation of WFREIC as a REIT (continued)

paid on or before the first regular dividend payment after the declaration. However, for U.S. federal income tax purposes, these distributions that are declared in October, November or December as of a record date in such month and actually paid in January of the following year will be treated as if they were paid on December 31 of the year declared.

To the extent that WFREIC does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its real estate investment trust taxable income, as adjusted, it will have to pay tax on the undistributed amounts at regular ordinary and capital gain corporate tax rates. Furthermore, if WFREIC fails to distribute during each calendar year at least the sum of (a) 85% of its ordinary income for that year, (b) 95% of its capital gain net income for that year and (c) any undistributed taxable income from prior periods, WFREIC would have to pay a 4% excise tax on the excess of the required distribution over the sum of the amounts actually distributed and retained amounts on which income tax is paid at the corporate level.

WFREIC intends to satisfy the annual distribution requirements.

From time to time, WFREIC may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between (a) when WFREIC actually receives income and when it actually pays deductible expenses and (b) when WFREIC includes the income and deducts the expenses in arriving at its taxable income. If timing differences of this kind occur, in order to meet the 90% distribution requirement, WFREIC may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

Under certain circumstances, WFREIC may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in WFREIC’s deduction for dividends paid for the earlier year. Thus, WFREIC may be able to avoid being taxed on amounts distributed as deficiency dividends; however, WFREIC will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If WFREIC would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above, its qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and WFREIC pays a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the income tests described above or a violation of the asset tests described above, each of which have specific relief provisions that are described above.

If WFREIC fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, WFREIC will have to pay tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. WFREIC will not be able to deduct distributions to shareholders in any year in which it fails to qualify, nor will WFREIC be required to make distributions to shareholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable to the shareholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received-deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, WFREIC will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. WFREIC might not be entitled to the statutory relief described above in all circumstances.

Excess Inclusion Income

If WFREIC holds a residual interest in a REMIC or certain interests in a TMP from which WFREIC derives “excess inclusion income,” WFREIC may be required to allocate such income among its shareholders in proportion to the dividends received by its shareholders, even though WFREIC may not receive such income in cash. To the extent that excess inclusion income is allocable to a particular shareholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders.

Taxation of Holders of Series A Preferred Stock

U.S. Shareholders

As used in this section, the term “U.S. shareholder” means a holder of Series A preferred stock who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

TAXATION OF DIVIDENDS. As long as WFREIC qualifies as a REIT, distributions made by WFREIC out of its current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to its taxable U.S. shareholders as ordinary income. Noncorporate U.S. shareholders will generally not be entitled to the preferential tax rate applicable to certain types of dividends on such dividends. Distributions made by WFREIC that WFREIC properly designates as capital gain dividends will be taxable to U.S. shareholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. shareholder has held his Series A preferred stock. Thus, with certain limitations, capital gain dividends received by an individual U.S. shareholder may be eligible for preferential rates of taxation. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

To the extent that WFREIC makes distributions not designated as capital gain dividends in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. Thus, these distributions will reduce the adjusted basis that the U.S. shareholder has in his securities for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted basis in his securities will be taxable as capital gains, provided that the securities have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of securities that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred stock before being allocated to other distributions.

Taxation of Holders of Series A Preferred Stock (continued)

Dividends authorized by WFREIC in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by WFREIC and received by the shareholder on December 31 of that year, provided that WFREIC actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of WFREIC.

WFREIC may make distributions to holders of its securities that are paid in securities. These distributions are intended to be treated as dividends for U.S. federal income tax purposes and a U.S. shareholder would, therefore, generally have taxable income with respect to such distributions of securities and may have a tax liability on account of such distribution in excess of the cash (if any) that is received.

U.S. shareholders holding securities at the close of WFREIC’s taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of WFREIC’s taxable year falls, the amount of WFREIC’s undistributed net capital gain that WFREIC designates in a written notice mailed to its shareholders. WFREIC may not designate amounts in excess of WFREIC’s undistributed net capital gain for the taxable year. Each U.S. shareholder required to include the designated amount in determining the shareholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by WFREIC in respect of the undistributed net capital gains. U.S. shareholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. shareholders will increase their basis in their securities by the difference between the amount of the includible gains and the tax deemed paid by the shareholder in respect of these gains.

Distributions made by WFREIC and gain arising from a U.S. shareholder’s sale or exchange of securities will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any passive losses against that income or gain.

SALE OR EXCHANGE OF SECURITIES. When a U.S. shareholder sells or otherwise disposes of securities, the shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder’s adjusted basis in the securities for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the securities as a capital asset. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the securities for more than one year. Long-term capital gain of an individual U.S. shareholder is generally taxed at preferential rates. In general, any loss recognized by a U.S. shareholder when the shareholder sells or otherwise disposes of securities of WFREIC that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the shareholder from WFREIC that were required to be treated as long-term capital gains.

BACKUP WITHHOLDING. WFREIC will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a shareholder with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. shareholder that does not provide WFREIC with his correct taxpayer identification number. A shareholder may credit any amount paid as backup withholding against the shareholder’s income tax liability. In addition, WFREIC may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to WFREIC.

TAXATION OF TAX-EXEMPT SHAREHOLDERS. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder is not one of the types of entity described below and has not held its securities as “debt financed property” within the meaning of the Code, and the securities are not otherwise used in a trade or business, the dividend income from securities will not be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of securities will not constitute unrelated business taxable income unless the tax-exempt shareholder has held the securities as “debt financed property” within the meaning of the Code or has used the securities in a trade or business.

Notwithstanding the above paragraph, tax-exempt shareholders will be required to treat as unrelated business taxable income any dividends paid by WFREIC that are allocable to WFREIC’s “excess inclusion” income, if any.

Income from an investment in WFREIC’s securities will constitute unrelated business taxable income for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under the applicable subsections of Section 501(c) of the Code, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its securities. Prospective investors of the types described in the preceding sentence should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the foregoing, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income to any trust that

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the equity interests in the REIT.

Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.” A REIT is a “pension-held REIT” if:

•

it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•

either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income to a qualifying trust is equal to the ratio of (a) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income,

Taxation of Holders of Series A Preferred Stock (continued)

to (b) the total gross income of the REIT, less direct expenses related to the total gross income. A de minimis exception applies where this percentage is less than 5% for any year. WFREIC does not expect to be classified as a pension-held REIT.

The rules described above under the heading “U.S. Shareholders” concerning the inclusion of WFREIC’s designated undistributed net capital gains in the income of its shareholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and estates or trusts that in either case are not subject to U.S. federal income tax on a net income basis, who own Series A preferred stock, which we call “non-U.S. shareholders,” are complex. The following discussion is only a limited summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in Series A preferred stock, including any reporting requirements.

ORDINARY DIVIDENDS. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by WFREIC of U.S. real property interests, as discussed below, and other than distributions designated by WFREIC as capital gain dividends, will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of WFREIC. A withholding tax equal to 30% of the gross amount of the distribution will ordinarily apply to distributions of this kind to non-U.S. shareholders, unless an applicable tax treaty reduces that tax. However, if income from the investment in the securities is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis, tax at graduated rates will generally apply to the non-U.S. shareholder in the same manner as U.S. shareholders are taxed with respect to dividends, and the 30% branch profits tax may also apply if the shareholder is a foreign corporation. WFREIC expects to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a non-U.S. shareholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with WFREIC or the appropriate withholding agent or (b) the non-U.S. shareholder files an IRS Form W-8-ECI or a successor form with WFREIC or the appropriate withholding agent claiming that the distributions are effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business and in either case other applicable requirements were met.

Distributions to a non-U.S. shareholder that are designated by WFREIC at the time of distribution as capital gain dividends that are not attributable to or treated as attributable to the disposition by WFREIC of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below.

If a non-U.S. shareholder receives an allocation of “excess inclusion income” with respect to a REMIC residual interest or an interest in a TMP owned by WFREIC, the non-U.S. shareholder will be subject to U.S. federal income tax withholding at the maximum rate of 30% with respect to such allocation, without reduction pursuant to any otherwise applicable income tax treaty.

RETURN OF CAPITAL. Distributions in excess of WFREIC’s current and accumulated earnings and profits, which are not treated as attributable to the gain from WFREIC’s disposition of a U.S. real property interest, will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the non-U.S. shareholder’s securities. Distributions of this kind will instead reduce the adjusted basis of the securities. To the extent that distributions of this kind exceed the adjusted basis of a non-U.S. shareholder’s securities, they will give rise to tax liability if the non-U.S. shareholder otherwise would have to pay tax on any gain from the sale or disposition of its securities, as described below. If it cannot be determined at the time a distribution is made whether the distribution will be in excess of current and accumulated earnings and profits, withholding will apply to the distribution at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution was, in fact, in excess of current accumulated earnings and profits of WFREIC.

Also, WFREIC could potentially be required to withhold at least 10% of any distribution in excess of WFREIC’s current and accumulated earnings and profits, even if the non-U.S. shareholder is not liable for U.S. tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s tax liability with respect to the distribution is less than the amount withheld. Such withholding should generally not be required if a non-U.S. shareholder would not be taxed under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), upon a sale or exchange of Series A preferred stock. See discussion below under “–Sales of Securities.”

CAPITAL GAIN DIVIDENDS. Distributions that are attributable to gain from sales or exchanges by WFREIC of U.S. real property interests that are paid with respect to any class of stock that is regularly traded on an established securities market located in the United States and held by a non-U.S. shareholder who does not own more than 5% of such class of stock at any time during the one year period ending on the date of distribution will be treated as a normal distribution by WFREIC, and such distributions will be taxed as described above in “–Ordinary Dividends.”

Distributions that are not described in the preceding paragraph that are attributable to gain from sales or exchanges by WFREIC of U.S. real property interests will be taxed to a non-U.S. shareholder under the provisions of FIRPTA. Under this statute, these distributions are taxed to a non-U.S. shareholder as if the gain were effectively connected with a U.S. business. Thus, non-U.S. shareholders will be taxed on the distributions at the normal capital gain rates applicable to U.S. shareholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of individuals. WFREIC is required by applicable Treasury regulations under this statute to withhold 35% of any distribution that WFREIC could designate as a capital gain dividend. However, if WFREIC designates as a capital gain dividend a distribution made before the day WFREIC actually effects the designation, then although the distribution may be taxable to a non-U.S. shareholder, withholding does not apply to the distribution under this statute. Rather, WFREIC must effect the 35% withholding from distributions made on and after the date of the designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The non-U.S. shareholder may credit the amount withheld against its U.S. tax liability.

SHARE DISTRIBUTIONS. WFREIC may make distributions to holders of its Series A preferred stock that are paid in Series A preferred stock. These distributions are intended to be treated as dividends for U.S. federal income tax purposes and, accordingly, would be treated in a manner consistent with the discussion above under “Ordinary Dividends” and “Capital Gains Dividends.” If WFREIC is required to withhold an amount in excess of any cash distributed along with the Series A preferred stock, WFREIC will retain and sell some of the Series A preferred stock that would otherwise be distributed in order to satisfy WFREIC’s withholding obligations.

Taxation of Holders of Series A Preferred Stock (continued)

SALES OF SECURITIES. Gain recognized by a non-U.S. shareholder upon a sale or exchange of Series A preferred stock generally will not be taxed under FIRPTA if WFREIC is a “domestically controlled REIT,” defined generally as a REIT, less than 50% in value of whose stock is and was held directly or indirectly by foreign persons at all times during a specified testing period. WFREIC believes that it is a domestically controlled REIT, and, therefore, assuming that WFREIC continues to be a domestically controlled REIT, that taxation under this statute generally will not apply to the sale of WFREIC securities. However, gain to which this statute does not apply will be taxable to a non-U.S. shareholder if investment in the securities is treated as effectively connected with the non-U.S. shareholder’s U.S. trade or business or is attributable to a permanent establishment that the non-U.S. shareholder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. shareholder to U.S. taxation on a net income basis. In this case, the same treatment will apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain. In addition, gain to which FIRPTA does not apply will be taxable to a non-U.S. shareholder if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable. In this case, a 30% tax will apply to the nonresident alien individual’s capital gains. A similar rule will apply to capital gain dividends to which this statute does not apply.

If WFREIC does not qualify as a domestically controlled REIT, the tax consequences to a non-U.S. shareholder of a sale of securities depends upon whether such stock is regularly traded on an established securities market and the amount of such stock that is held by the non-U.S. shareholder. Specifically, a non-U.S. shareholder that holds a class of securities that is traded on an established securities market will only be subject to FIRPTA in respect of a sale of such securities if the shareholder owned more than 5% of the securities of such class at any time during a specified period. This period is generally the shorter of the period that the non-U.S. shareholder owned such securities or the five-year period ending on the date when the shareholder disposed of the stock. A non-U.S. shareholder that holds a class of WFREIC’s securities that is not traded on an established securities market will only be subject to FIRPTA in respect of a sale of such securities if on the date the stock was acquired by the shareholder it had a fair market value greater than the fair market value on that date of 5% of the regularly traded class of WFREIC’s outstanding securities with the lowest fair market value. If a non-U.S. shareholder holds a class of WFREIC’s securities that is not regularly traded on an established securities market, and subsequently acquires additional interests of the same class, then all such interests must be aggregated and valued as of the date of the subsequent acquisition for purposes of the 5% test that is described in the preceding sentence. If tax under FIRPTA applies to the gain on the sale of securities, the same treatment would apply to the non-U.S. shareholder as to U.S. shareholders with respect to the gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals.

BACKUP WITHHOLDING AND INFORMATION REPORTING. If you are a non-U.S. shareholder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. However, you are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of Series A preferred stock effected at a U.S. office of a broker,

as long as the income associated with these payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of securities that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a U.S. person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of Series A preferred stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. federal tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•

such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

Taxation of Holders of Series A Preferred Stock (continued)

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Medicare Tax

A U.S. shareholder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of securities, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in WFREIC’s securities.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax will be imposed on certain payments to you or certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such institutions fail to comply with information reporting requirements (“FATCA Withholding”). Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Dividend payments you receive after June 30, 2014 could be subject to this withholding if you are subject to the information reporting requirements and fail to comply with them or if you hold Series A preferred stock through another person (e.g., a foreign bank or broker) that is subject to withholding because it fails to comply with these requirements (even if you would not otherwise have been subject to withholding). However, FATCA Withholding will not apply to payments of gross proceeds from a sale or other disposition of Series A preferred stock before January 1, 2017.

Federal Estate Taxes

Series A preferred stock held by a non-U.S. shareholder at the time of death will be included in the shareholder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Other Tax Consequences

State or local taxation may apply to WFREIC and its shareholders in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of WFREIC and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in WFREIC.

ERISA Considerations

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to ERISA (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Series A preferred stock. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (“Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition and holding of the Series A preferred stock by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we are or become or any of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Series A preferred stock is acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Series A preferred stock. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Series A preferred stock, provided that neither we nor any of our affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (service provider exemption). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of the Series A preferred stock or any interest therein will be deemed to have represented by its purchase and holding of the Series A preferred stock or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Series A preferred stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Series A preferred stock will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Series A preferred stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of the Series A preferred stock have exclusive responsibility for ensuring that their purchase and holding of the Series A preferred stock do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Series A preferred stock to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement with Wells Fargo Securities, LLC, as representative of the underwriters named below, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of shares of Series A preferred stock set forth opposite its name in the table below.

Name	Number of Shares of Series A Preferred Stock

Wells Fargo Securities, LLC	2,352,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,352,000
Morgan Stanley & Co. LLC	2,352,000
UBS Securities LLC	2,352,000
Blaylock Beal Van, LLC	48,000
Drexel Hamilton, LLC	48,000
Lebenthal & Co., LLC	48,000
Siebert Brandford Shank & Co., LLC	48,000

Total	9,600,000

The underwriting agreement will provide that the obligation of the several underwriters to purchase the Series A preferred stock is subject to certain legal matters by counsel and to certain other conditions. The underwriters will be obligated to purchase all of the Series A preferred stock if they purchase any Series A preferred stock.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of any of those liabilities.

We expect that delivery of the shares of Series A preferred stock will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which will be on the fifth business day following the date the shares of Series A preferred stock are priced. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of the Series A preferred stock on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the shares of Series A preferred stock initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Compensation and Discounts

The underwriters propose to offer shares of our Series A preferred stock directly to the public at $25.00 per share and to certain dealers at such price less a concession not in excess of $0.15 per share sold to institutional investors and $0.50 per share sold to retail investors. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.45 per share to other dealers. If all of the shares of the Series A preferred stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms. The offering of the Series A preferred stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Compensation and Discounts (continued)

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Total

	Per share	No Exercise	Full Exercise

Public offering price	$25.0000	$240,000,000	$275,000,000
Underwriting discount (1)	$0.6694	$6,425,875	$7,528,375
Proceeds, before expenses, to us (1)	$24.3306	$233,574,125	$267,471,625

(1)

Reflects 2,110,000 shares of Series A preferred stock sold to institutional investors, for which the underwriters received an underwriting discount of $0.2500 per share, and 7,490,000 shares of Series A Preferred stock sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per share. The per-share number does not reflect the exercise of the overallotment option.

We estimate that total expenses associated with this offering, including legal and accounting fees and expenses, underwriters’ legal fees and expenses, rating agencies’ fees, printing expenses, and the SEC registration fee, will be approximately $1,769,215.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,400,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

New York Stock Exchange Listing

We have applied to have the Series A preferred stock listed on the NYSE under the symbol “WFE Pr A”. The underwriters will have no obligation to make a market in the shares and may cease market making activities, if commenced, at any time.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering to the public, the underwriters may purchase and sell the Series A preferred stock in the open market in syndicate covering transactions. Syndicate covering transactions involve purchases of the Series A preferred stock in the open market after the distribution has been completed to cover syndicate short positions. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. Although the underwriters have an option to purchase additional shares of Series A preferred stock, they are not required to exercise that option in connection with over allotments or other wise, and accordingly any short position of the underwriters may be a “naked” short position. A naked short position may be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters must close out any naked short position by purchasing securities in the open market. Similar to other purchase transactions, the underwriters’ purchases to cover short sales may have the effect of raising or maintaining the market price of the Series A preferred stock or preventing or retarding a decline in the market price of the Series A preferred stock.

The representative, on behalf of the underwriters, also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative, in covering syndicate short positions, repurchases Series A preferred stock originally sold by that syndicate member.

Any of these activities may cause the price of the Series A preferred stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Relationships with Underwriters

Wells Fargo Securities, LLC is an affiliate of ours. Wells Fargo Securities, LLC will not execute a transaction in the Series A preferred stock in a discretionary account without the prior specific written approval of its customer.

Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking services to Wells Fargo, the Bank, or their affiliates in the ordinary course of business. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, and may actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve our securities and instruments and those of our affiliates. Certain of the underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Series A preferred stock offered hereby, which could adversely affect future trading prices of the Series A preferred stock. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other

This prospectus may also be used by any broker-dealer affiliate of WFREIC in connection with offers and sales of the Series A preferred stock in market-making transactions, including block positioning and block trades, at negotiated prices related to prevailing market prices at the time of sale. Any of WFREIC’s broker-dealer affiliates, including, without limitation, Wells Fargo Securities, LLC, may act as principal or agent in such transactions. None of our broker-dealer affiliates have any obligation to make a market in any of the Series A preferred stock and any such affiliate may discontinue any market-making activities at any time without notice, at its sole discretion. Broker-dealers purchasing the Series A preferred stock from affiliates of WFREIC or Wells Fargo, respectively, including Wells Fargo Securities, LLC, may be deemed to be underwriters as that term is defined in the Securities Act and subject to applicable prospectus delivery requirements.

We and our executive officers and directors have agreed that, subject to certain limited exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the representative, offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any securities that are substantially similar to the Series A preferred stock or any securities convertible into or exercisable or exchangeable for substantially similar securities.

Sales Restrictions

Each underwriter will agree that it will, to the best of its knowledge and belief, comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this prospectus or any other offering material and will obtain any required consent, approval or permission for its purchase, offer, sale or delivery of such securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers, sales or deliveries. We will not have any responsibility for an underwriter’s compliance with applicable securities laws.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong); (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”); (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter will represent that it will not, directly or indirectly, offer or sell any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Purchasers of our securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to public disclosed in this prospectus.

Experts

The financial statements of WFREIC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Validity of the Series A Preferred Stock

The validity of our Series A preferred stock will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Sullivan & Cromwell LLP regularly performs legal services for Wells Fargo.

Where You Can Find More Information About WFREIC

We have filed with the SEC a registration statement on Form S-11 under the Securities Act for our Series A preferred stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us you should refer to the registration statement and its exhibits. With respect to documents described in this prospectus, we refer you to the copy of the document if it is filed as an exhibit to the registration statement.

You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, will file with the SEC periodic reports and make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information. These periodic reports and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. WFREIC does not maintain its own website. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through Wells Fargo’s website at www.wellsfargo.com/invest_relations/filings as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. The information contained on, or that can be accessed through, Wells Fargo’s website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wells Fargo Real Estate Investment Corporation:

We have audited the accompanying balance sheets of Wells Fargo Real Estate Investment Corporation (the Company) as of December 31, 2013 and 2012, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Fargo Real Estate Investment Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Charlotte, North Carolina

July 17, 2014

AUDITED FINANCIAL STATEMENTS

Wells Fargo Real Estate Investment Corporation

Statement of Income

	Year ended December 31,

(in thousands, except shares and per share amounts)	2013	2012	2011

Interest income	$298,635	203,448	240,385
Interest expense	1,210	26	–

Net interest income	297,425	203,422	240,385
Provision for credit losses	18,235	45,376	35,615

Net interest income after provision for credit losses	279,190	158,046	204,770

Noninterest income
Other	225	491	728

Total noninterest income	225	491	728

Noninterest expense
Loan servicing costs	13,734	11,363	12,595
Management fees	2,025	2,082	1,455
Foreclosed assets	5,924	1,643	1,740
Other	302	357	329

Total noninterest expense	21,985	15,445	16,119

Net income	257,430	143,092	189,379
Comprehensive income	257,430	143,092	189,379
Dividends on preferred stock	57	57	57

Net income applicable to common stock	$257,373	143,035	189,322

Per common share information
Earnings per common share	$399,028	221,760	293,522
Diluted earnings per common share	399,028	221,760	293,522
Dividends declared per common share	$496,124	288,372	361,240
Average common shares outstanding	645	645	645
Diluted average common shares outstanding	645	645	645

The accompanying notes are an integral part of these statements.

Wells Fargo Real Estate Investment Corporation

Balance Sheet

	December 31,

(in thousands, except shares)	2013	2012

Assets
Cash and cash equivalents	$–	–
Loans, net of unearned income	13,120,341	4,112,498
Allowance for loan losses	(243,752)	(65,340)

Net loans	12,876,589	4,047,158

Accounts receivable – affiliates, net	44,135	52,157
Other assets	45,470	15,678

Total assets	$12,966,194	4,114,993

Liabilities
Line of credit with Bank	$901,350	451,366
Other liabilities	8,213	1,005

Total liabilities	909,563	452,371

Stockholders’ Equity
Preferred stock	–	–
Common stock – $0.01 par value, authorized 1,000 shares; issued and outstanding 645 shares	–	–
Additional paid-in capital	12,285,060	3,828,424
Retained earnings (deficit)	(228,429)	(165,802)

Total stockholders’ equity	12,056,631	3,662,622

Total liabilities and stockholders’ equity	$12,966,194	4,114,993

The accompanying notes are an integral part of these statements.

Wells Fargo Real Estate Investment Corporation

Statement of Changes in Stockholders’ Equity

(in thousands, except per share data)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total stockholders’ equity

Balance, December 31, 2010	$–	–	4,678,424	(79,159)	4,599,265

Net income	–	–	–	189,379	189,379
Cash dividends
Preferred securities at $85 per share	–	–	–	(57)	(57)
Common stock at $361,240 per share				(233,000)	(233,000)
Common stock special capital distribution	–	–	(850,000)	–	(850,000)

Balance, December 31, 2011	$–	–	3,828,424	(122,837)	3,705,587

Net income	–	–	–	143,092	143,092
Cash dividends
Preferred securities at $85 per share	–	–	–	(57)	(57)
Common stock at $288,372 per share	–	–	–	(186,000)	(186,000)

Balance, December 31, 2012	$–	–	3,828,424	(165,802)	3,662,622

Net income	–	–	–	257,430	257,430
Cash dividends
Preferred securities at $85 per share	–	–	–	(57)	(57)
Common stock at $496,124 per share	–	–	–	(320,000)	(320,000)
Wachovia Preferred Funding Corp. (WPFC) contributions (1)	$–	–	8,456,636	–	8,456,636

Balance, December 31, 2013	$–	–	12,285,060	(228,429)	12,056,631

(1)	Includes $7.0 billion asset contribution and $1.5 billion cash contribution from WPFC.

The accompanying notes are an integral part of these statements.

Wells Fargo Real Estate Investment Corporation

Statement of Cash Flows

	Year ended December 31,

(in thousands)	2013	2012	2011

Cash flows from operating activities:
Net income	$257,430	143,092	189,379
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion and amortization of adjustments on loans	(11,375)	(23,425)	(43,688)
Provision for credit losses	18,235	45,376	35,615
Other operating activities, net	(8,109)	(7,925)	(21,062)

Net cash provided by operating activities	256,181	157,118	160,244

Cash flows from investing activities:
Increase (decrease) in cash realized from Loans:
Loan acquisitions	(3,862,635)	(1,960,807)	–
Proceeds from payments and sales	1,986,527	1,026,125	946,261

Net cash provided (used) by investing activities	(1,876,108)	(934,682)	946,261

Cash flows from financing activities:
Increase (decrease) in cash realized from
Draws on line of credit with Bank	2,351,355	451,453	–
Repayments of line of credit with Bank	(1,901,371)	(87)	–
WPFC contribution	1,490,000	–	–
Common stock special capital distributions	–	–	(850,000)
Cash dividends paid	(320,057)	(186,057)	(233,057)

Net cash provided (used) by financing activities	1,619,927	265,309	(1,083,057)

Net change in cash and cash equivalents	–	(512,255)	23,448
Cash and cash equivalents at beginning of year	–	512,255	488,807

Cash and cash equivalents at end of year	$–	–	512,255

Supplemental cash flow disclosures:
Change in noncash items:
Transfers from loans to foreclosed assets	$2,978	5,099	3,722
Assets contributed from WPFC, net of allowance for credit losses	6,966,636	–	–

The accompanying notes are an integral part of these statements.

Note 1: Summary of Significant Accounting Policies

Wells Fargo Real Estate Investment Corporation (formerly Wachovia Real Estate Investment Corp.) (the “Company,” “we,” “our” or “us”) is a direct subsidiary of Wachovia Preferred Funding Corp. (“WPFC”) and an indirect subsidiary of both Wells Fargo & Company (“Wells Fargo”) and Wells Fargo Bank, National Association (the “Bank”). The Company, a Delaware corporation, has operated as a REIT since its formation in 1996.

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the financial statements in accordance with GAAP requires management to make estimates based on assumptions about future economic and market conditions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period and the related disclosures. Although our estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual future conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Management has made significant estimates related to the allowance for credit losses (Note 2). Actual results could differ from those estimates.

Asset Contributions

In November 2013, WPFC contributed loans and other assets to the Company. The contribution of assets was an equity transaction between entities under common control; therefore, the assets were recorded at their WPFC book value, including allowance for credit losses and unamortized premiums and discounts on loans. Contributed loans included $304.3 million of nonaccrual loans and $388.0 million of troubled debt restructurings (“TDRs”). We did not issue additional shares to WPFC; accordingly, the contributions were recorded as an increase in additional paid-in capital.

The following table presents total loans contributed by portfolio segment, allowance for credit losses and other assets and liabilities contributed.

(in thousands)	2013

Loans:
Total commercial	$1,776,464
Total consumer	5,373,016

Total loans contributed	7,149,480

Allowance for loan losses	(196,784)
Allowance for unfunded commitments	(282)

Total allowance for credit losses	(197,066)

Other assets (liabilities) contributed:
Accrued interest receivable	18,040
Foreclosed assets	2,401
Servicing advances and accruals	(6,219)

Total net other assets contributed	14,222

Total assets contributed	$6,966,636

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. Generally, cash and cash equivalents have maturities of three months or less, and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

Note 1: Summary of Significant Accounting Policies (continued)

Loans

The Company’s acquisitions of loan participation interests (loans) from the Bank are treated as non-recourse receivables from the Bank, which are collateralized by secured and unsecured loans. These transfers are not treated as sales under GAAP; however, the assets continue to be classified as loans in our financial statements because the returns and recoverability of these non-recourse receivables are entirely dependent on the performance of the underlying loans. The Company’s loan acquisitions are recorded at fair value.

Loans are recorded at the principal balance outstanding, net of any cumulative charge-offs and unamortized premium or discount on acquired loans. Interest income is recognized on an accrual basis. Premiums and discounts are amortized as an adjustment to the yield over the contractual life of the loan using the interest method. If a prepayment occurs on a loan, any related premium or discount is recognized as an adjustment to yield in the results of operations in the period in which the prepayment occurs.

Loans acquired in a transfer, including business combinations where there is evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments, are accounted for as purchased credit-impaired (“PCI”) loans. Substantially all of our PCI loans were acquired in the Wachovia acquisition on December 31, 2008. PCI loans are initially recorded at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan. Accordingly, the historical allowance for credit losses is not carried over. A nonaccretable difference is established for PCI loans to absorb losses expected on those loans at the date of acquisition. Amounts absorbed by the nonaccretable difference do not affect the income statement or the allowance for credit losses. PCI loans were less than 1 percent of total loans at December 31, 2013 and 2012.

Nonaccrual and Past Due Loans

We generally place loans on nonaccrual status when:

•	the full and timely collection of interest or principal becomes uncertain (generally based on an assessment of the borrower’s financial condition and the adequacy of collateral, if any);

•	they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal, unless both well-secured and in the process of collection;

•	part of the principal balance has been charged off (including loans discharged in bankruptcy);

•	for junior lien mortgages, we have evidence that the related first lien mortgage may be 120 days past due or in the process of foreclosure regardless of the junior lien delinquency status; or

•	performing consumer loans are discharged in bankruptcy, regardless of their delinquency status.

PCI loans were written down at acquisition to fair value using an estimate of cash flows deemed to be collectible. Accordingly, such loans are no longer classified as nonaccrual even though they may be contractually past due because we expect to fully collect the new carrying values of such loans (that is, the new cost basis arising out of purchase accounting).

When we place a loan on nonaccrual status, we reverse the accrued unpaid interest receivable against interest income and amortization of any net deferred fees is suspended. If the ultimate collectability of the recorded loan balance is in doubt for a nonaccrual loan, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Generally, we return a loan to accrual status when all delinquent interest and principal become current under the terms of the loan agreement and collectability of remaining principal and interest is no longer doubtful.

For modified loans, we re-underwrite at the time of a restructuring to determine if there is sufficient evidence of sustained repayment capacity based on the borrower’s financial strength, including documented income, debt to income ratios and other factors. If the borrower has demonstrated performance under the previous terms and the underwriting process shows the capacity to continue to perform under the restructured terms, the loan will generally remain in accruing status. When a loan classified as a TDR performs in accordance with its modified terms, the loan either continues to accrue interest (for performing loans) or will return to accrual status after the borrower demonstrates a sustained period of performance (generally six consecutive months of payments, or equivalent, inclusive of consecutive payments made prior to the modification). Loans will be placed on nonaccrual status and a corresponding charge-off is recorded if we believe it is probable that principal and interest contractually due under the modified terms of the agreement will not be collectible.

Our loans are considered past due when contractually required principal or interest payments have not been made on the due dates.

Loan Charge-off Policies

For commercial loans, we generally fully charge off or charge down to net realizable value (fair value of collateral, less estimated costs to sell) for loans secured by collateral when:

•	management judges the loan to be uncollectible;

•	repayment is deemed to be protracted beyond reasonable time frames;

•	the loan has been classified as a loss by either our internal loan review process or our banking regulatory agencies;

•	the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets; or

•	the loan is 180 days past due unless both well-secured and in the process of collection.

For consumer loans, we fully charge off or charge down to net realizable value when deemed uncollectible due to bankruptcy discharge or other factors, or no later than reaching a defined number of days past due, as follows:

•	1-4 family first and junior lien mortgages – We generally charge down to net realizable value when the loan is 180 days past due.

Impaired Loans

We consider a loan to be impaired when, based on current information and events, we determine that we will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. This evaluation is generally based on delinquency information, an assessment of the borrower’s financial condition and the adequacy of collateral, if any. Our impaired loans predominantly include loans on nonaccrual status for commercial and industrial, commercial secured by real estate (“CSRE loans”) and any loans modified in a TDR, on both accrual and nonaccrual status.

Note 1: Summary of Significant Accounting Policies (continued)

When we identify a loan as impaired, we generally measure the impairment, if any, based on the difference between the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount) and the present value of expected future cash flows, discounted at the loan’s effective interest rate. When the value of an impaired loan is calculated by discounting expected cash flows, interest income is recognized using the loan’s effective interest rate over the remaining life of the loan. When collateral is the sole source of repayment for the impaired loan, rather than the borrower’s income or other sources of repayment, we charge down to net realizable value.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession for other than an insignificant period of time to the borrower that we would not otherwise consider, the related loan is classified as a TDR. These modified terms may include rate reductions, principal forgiveness, term extensions, payment forbearance and other actions intended to minimize our economic loss and to avoid foreclosure or repossession of the collateral. For modifications where we forgive principal, the entire amount of such principal forgiveness is immediately charged off. Loans classified as TDRs, including loans in trial payment periods (trial modifications), are considered impaired loans. Other than resolutions such as foreclosures and sales, we may remove loans held for investment from TDR classification, but only if they have been refinanced or restructured at market terms and qualify as a new loan.

Foreclosed Assets

Foreclosed assets obtained through our lending activities primarily include real estate. Generally, loans have been written down to their net realizable value prior to foreclosure. Any further reduction to their net realizable value is recorded with a charge to the allowance for credit losses at foreclosure. We allow up to 90 days after foreclosure to finalize determination of net realizable value. Thereafter, changes in net realizable value are recorded to foreclosed assets expense. The net realizable value of these assets is reviewed and updated periodically depending on the type of property.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses is management’s estimate of credit losses inherent in the loan portfolio, including unfunded credit commitments, at the balance sheet date. We have an established process to determine the appropriateness of the allowance for credit losses that assesses the losses inherent in our portfolio and related unfunded credit commitments. While we attribute portions of the allowance to our respective commercial and consumer portfolio segments, the entire allowance is available to absorb credit losses inherent in the total loan portfolio and unfunded credit commitments.

Our process involves procedures to appropriately consider the unique risk characteristics of our commercial and consumer loan portfolio segments. For each portfolio segment, losses are estimated collectively for groups of loans with similar characteristics, individually or pooled for impaired loans or, for PCI loans, based on the changes in cash flows expected to be collected.

Our allowance levels are influenced by loan volumes, loan grade migration or delinquency status, historic loss experience influencing loss factors, and other conditions influencing loss expectations, such as economic conditions.

COMMERCIAL PORTFOLIO SEGMENT ACL METHODOLOGY. Generally, commercial loans are assessed for estimated losses by grading each loan using various risk factors as identified through periodic reviews. We apply historic grade-specific loss factors to the aggregation of each funded grade pool. These historic loss factors are also used to estimate losses for unfunded credit commitments. In the development of our statistically derived loan grade loss factors, we observe historical losses over a relevant period for each loan grade. These loss estimates are adjusted as appropriate based on additional analysis of long-term average loss experience compared to previously forecasted losses, external loss data or other risks identified from current economic conditions and credit quality trends.

The allowance also includes an amount for the estimated impairment on nonaccrual commercial loans and commercial loans modified in a TDR, whether on accrual or nonaccrual status.

CONSUMER PORTFOLIO SEGMENT ACL METHODOLOGY. For consumer loans that are not identified as a TDR, we determine the allowance predominantly on a collective basis utilizing forecasted losses to represent our best estimate of inherent loss. We pool loans, generally by product types with similar risk characteristics, such as residential real estate mortgages. As appropriate and to achieve greater accuracy, we may further stratify selected portfolios by sub-product and other predictive characteristics. Models designed for each pool are utilized to develop the loss estimates. We use assumptions for these pools in our forecast models, such as historic delinquency and default, vintage and maturation, loss severity, home price trends, unemployment trends, and other key economic variables that may influence the frequency and severity of losses in the pool.

In determining the appropriate allowance attributable to our residential mortgage portfolio, we take into consideration portfolios determined to be at elevated risk, such as junior lien mortgages behind delinquent first lien mortgages. We incorporate the default rates and high severity of loss for these higher risk portfolios including the impact of our established loan modification programs. When modifications occur or are probable to occur, our allowance considers the impact of these modifications, taking into consideration the associated credit cost, including re-defaults of modified loans and projected loss severity. Accordingly, the loss content associated with the effects of existing and probable loan modifications and higher risk portfolios has been captured in our allowance methodology.

We separately estimate impairment for consumer loans that have been modified in a TDR (including trial modifications), whether on accrual or nonaccrual status.

OTHER ACL MATTERS. The allowance for credit losses for both portfolio segments includes an amount for imprecision or uncertainty that may change from period to period. This amount represents management’s judgment of risks inherent in the processes and assumptions used in establishing the allowance. This imprecision considers economic environmental factors, modeling assumptions and performance, process risk, and other subjective factors, including industry trends and risk assessments for Wells Fargo and the Bank’s commitments to regulatory and government agencies regarding settlements of mortgage foreclosure-related matters that impact our loans.

Fair Value of Financial Instruments

We use fair value measurements in our fair value disclosures and to record certain assets and liabilities at fair value.

DETERMINATION OF FAIR VALUE. We base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and, accordingly, do not determine fair value based upon a forced liquidation or distressed sale. Where necessary, we estimate fair value using other market observable data such as market indices, and industry ratings of underlying collateral or models employing techniques such as discounted cash flow analyses. The assumptions we use in the models, which typically include

Note 1: Summary of Significant Accounting Policies (continued)

assumptions for interest rates, credit losses and prepayments, are verified against market observable data where possible. We apply market observable real estate data in valuing instruments where the underlying collateral is real estate or where the fair value of an instrument being valued highly correlates to real estate prices. Where appropriate, we may use a combination of these valuation approaches.

Where the market price of the same or similar instruments is not available, the valuation of financial instruments becomes more subjective and involves a high degree of judgment. Where modeling techniques are used, the models are subject to validation procedures by our internal valuation model validation group in accordance with risk management policies and procedures.

We did not elect the fair value option for any financial instruments as permitted in FASB ASC 825, Financial Instruments, which allows companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations.

FAIR VALUE HIERARCHY. We group our assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, we consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, we make judgments regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

Income Taxes

We are taxed as a REIT under relevant sections of the Internal Revenue Code of 1986 (the “Code”). A REIT is generally not subject to federal income tax to the extent it complies with the relevant provisions of the Code, including distributing the majority of its taxable earnings to shareholders, and as long as certain asset, income and stock ownership tests are met. For the tax year ended December 31, 2013, we complied with these provisions and are not subject to federal income tax.

As a REIT, dividends paid on common shares generally constitute ordinary income to the shareholder. However, distributions paid on common shares in excess of REIT taxable income, computed without regard to the dividends paid deduction, do not qualify as dividend income, and instead constitute a return of capital. In the event we do not continue to qualify as a REIT, earnings and cash provided by operating activities available for distribution to shareholders would be reduced by the amount of any applicable income tax obligation. The preferred dividends we pay as a REIT are ordinary investment income not eligible for the dividends received deduction for corporate shareholders or for the favorable qualified dividend tax rate applicable to non-corporate taxpayers. If we were not a REIT, the preferred dividends we pay generally would qualify for the dividends received deduction for corporate shareholders and the favorable qualified dividend tax rate applicable to non-corporate taxpayers.

We file a separate federal income tax return and therefore are not included in the Wells Fargo consolidated tax returns or subject to the allocation of federal income tax liability (benefit) resulting from these consolidated tax returns. In addition, we will file unitary state income tax returns along with other subsidiaries of Wells Fargo.

We evaluate uncertain tax positions in accordance with FASB ASC 740, Income Taxes. Based upon its current evaluation, we have concluded that there are no significant uncertain tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements at December 31, 2013.

Earnings Per Common Share

We compute basic earnings per share by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. We compute diluted earnings per share by dividing income available to common stockholders by the sum of the weighted average number of shares adjusted to include the effect of potentially dilutive shares. Income available to common stockholders is computed as net income less dividends on preferred stock. There were no potentially dilutive shares in any period presented and accordingly, basic and diluted earnings per share are the same.

Retained Earnings (Deficit)

We expect to distribute annually an aggregate amount of dividends with respect to outstanding capital stock equal to approximately 100 percent of our REIT taxable income for federal income tax purposes. Because our net income determined under generally accepted accounting principles (“GAAP”) may vary from the determination of REIT taxable income, periodic distributions may exceed our GAAP net income.

The retained deficit included within our balance sheet results from cumulative distributions that have exceeded GAAP net income, primarily due to the impact on REIT taxable income of purchase accounting adjustments attributable to the Company from the 2008 acquisition of Wachovia Corporation by Wells Fargo. The remaining purchase accounting adjustments at December 31, 2013, are not significant.

Subsequent Events

We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2013. There were no subsequent events requiring adjustment to the financial statements or disclosure in the Notes to Financial Statements through July 17, 2014, the date the financial statements were issued.

Note 2: Loans and Allowance for Credit Losses

The Company acquires loans originated or purchased by the Bank. In order to maintain our status as a REIT, the composition of the loans is highly concentrated in real estate. Underlying loans are concentrated primarily in California, Florida, New Jersey, Pennsylvania and North Carolina. These markets include approximately 51% of our total loan balance at December 31, 2013.

The following table presents total loans outstanding by portfolio segment and class of financing receivable. Outstanding balances include a total net reduction of $325.0 million and $20.9 million at December 31, 2013 and 2012, respectively, which were substantially all unamortized discounts and premiums.

	December 31,

(in thousands)	2013	2012

Commercial:
Commercial and industrial	$80,053	47,272
Secured by real estate	2,859,662	246,344

Total commercial	2,939,715	293,616

Consumer:
Real estate 1-4 family first mortgage	8,029,146	3,361,857
Real estate 1-4 family junior lien mortgage	2,151,480	457,025

Total consumer	10,180,626	3,818,882

Total loans	$13,120,341	4,112,498

The following table summarizes the proceeds paid (including accrued interest receivable of $8.7 million and $4.8 million in 2013 and 2012, respectively) or received from the Bank for acquisitions and sales of loans, respectively.

Additionally, in 2013, the loan contribution from WPFC (including accrued interest) consisted of $1.8 billion of commercial loans and $5.4 billion of consumer loans.

	2013			2012

(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total

Year ended December 31,
Loan acquisitions	$974,757	2,887,878	3,862,635	–	1,960,807	1,960,807
Loan sales	–	(5,670)	(5,670)	–	(15,528)	(15,528)

Commitments to Lend

See Note 3 (Commitments, Guarantees, and Other Matters) for information about our commitments to lend.

Allowance for Credit Losses (“ACL”)

The allowance for credit losses consists of the allowance for loan losses and the allowance for unfunded credit commitments. Changes in the allowance for credit losses were:

(in thousands)	Year ended December 31,
	2013	2012	2011

Balance, beginning of year	$65,459	68,535	80,310
Provision for credit losses	18,235	45,376	35,615
Interest income on certain impaired loans (1)	(1,865)	(1,590)	(1,371)
Loan charge-offs:
Commercial:
Commercial and industrial	–	–	–
Secured by real estate	(55)	(1,719)	(404)

Total commercial	(55)	(1,719)	(404)

Consumer:
Real estate 1-4 family first mortgage	(17,644)	(19,417)	(20,269)
Real estate 1-4 family junior lien mortgage	(23,638)	(29,479)	(28,014)

Total consumer	(41,282)	(48,896)	(48,283)

Total loan charge-offs	(41,337)	(50,615)	(48,687)

Loan recoveries:
Commercial:
Commercial and industrial	–	–	–
Secured by real estate	246	1,464	202

Total commercial	246	1,464	202

Consumer:
Real estate 1-4 family first mortgage	2,334	523	817
Real estate 1-4 family junior lien mortgage	4,131	1,766	1,649

Total consumer	6,465	2,289	2,466

Total loan recoveries	6,711	3,753	2,668

Net loan charge-offs	(34,626)	(46,862)	(46,019)

Allowance related to loan contribution	197,066	–	–

Balance, end of year	$244,269	65,459	68,535

Components:
Allowance for loan losses	$243,752	65,340	68,394
Allowance for unfunded credit commitments	517	119	141

Allowance for credit losses	$244,269	65,459	68,535

Net loan charge-offs as a percentage of average total loans	0.62%	1.43	1.26
Allowance for loan losses as a percentage of total loans	1.86	1.59	2.12
Allowance for credit losses as a percentage of total loans	1.86	1.59	2.12

(1)	Certain impaired loans with an allowance calculated by discounting expected cash flows using the loan’s effective interest rate over the remaining life of the loan recognize reductions in allowance as interest income.

Note 2: Loans and Allowance for Credit Losses (continued)

The following table summarizes the activity in the allowance for credit losses by our commercial and consumer portfolio segments.

	Year ended December 31,
(in thousands)	Commercial	Consumer	Total

2013
Balance, beginning of year	$6,584	58,875	65,459
Provision for credit losses	4,596	13,639	18,235
Interest income on certain impaired loans	–	(1,865)	(1,865)

Loan charge-offs	(55)	(41,282)	(41,337)
Loan recoveries	246	6,465	6,711

Net loan charge-offs	191	(34,817)	(34,626)

Allowance related to loan contribution	14,774	182,292	197,066

Balance, end of year	$26,145	218,124	244,269

2012
Balance, beginning of year	$6,630	61,905	68,535
Provision (reversal of provision) for credit losses	209	45,167	45,376
Interest income on certain impaired loans	–	(1,590)	(1,590)

Loan charge-offs	(1,719)	(48,896)	(50,615)
Loan recoveries	1,464	2,289	3,753

Net loan charge-offs	(255)	(46,607)	(46,862)

Balance, end of year	$6,584	58,875	65,459

The following table disaggregates our allowance for credit losses and recorded investment in loans by impairment methodology.

	Allowance for credit losses			Recorded investment in loans
(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total

December 31, 2013

Collectively evaluated (1)	$21,756	83,685	105,441	2,928,904	9,605,792	12,534,696
Individually evaluated (2)	4,262	134,439	138,701	8,280	537,942	546,222
Purchased credit-impaired (PCI) (3)	127	–	127	2,531	36,892	39,423

Total	$26,145	218,124	244,269	2,939,715	10,180,626	13,120,341

December 31, 2012

Collectively evaluated (1)	$6,584	39,626	46,210	293,616	3,696,887	3,990,503
Individually evaluated (2)	–	19,249	19,249	–	110,074	110,074
PCI (3)	–	–	–	–	11,921	11,921

Total	$6,584	58,875	65,459	293,616	3,818,882	4,112,498

(1)	Represents loans collectively evaluated for impairment in accordance with ASC 450-20, Loss Contingencies (formerly FAS 5), and pursuant to amendments by ASU 2010-20 regarding allowance for unimpaired loans.
(2)	Represents loans individually evaluated for impairment in accordance with ASC 310-10, Receivables (formerly FAS 114), and pursuant to amendments by ASU 2010-20 regarding allowance for impaired loans.
(3)	Represents the allowance and related loan carrying value determined in accordance with ASC 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3) and pursuant to amendments by ASU 2010-20 regarding allowance for PCI loans.

Credit Quality

We monitor credit quality by evaluating various attributes and utilize such information in our evaluation of the appropriateness of the allowance for credit losses. The following sections provide the credit quality indicators we most closely monitor. The credit quality indicators are generally based on information as of our financial statement date, with the exception of updated Fair Isaac Corporation (“FICO”) scores and updated loan-to-value (LTV)/combined LTV (“CLTV”), which are obtained at least quarterly. Generally, these indicators are updated in the second month of each quarter, with updates no older than September 30, 2013.

COMMERCIAL CREDIT QUALITY INDICATORS. In addition to monitoring commercial loan concentration risk, we manage a consistent process for assessing commercial loan credit quality. Generally commercial loans are subject to individual risk assessment using our internal borrower and collateral quality ratings. Our ratings are aligned to Pass and Criticized categories. The Criticized category includes Special Mention, Substandard, and Doubtful categories which are defined by bank regulatory agencies.

The table below provides a breakdown of outstanding commercial loans by risk category.

(in thousands)	Commercial and industrial	Secured by real estate	Total

December 31, 2013

By risk category:
Pass	$80,053	2,782,720	2,862,773
Criticized	–	76,942	76,942

Total commercial loans	$80,053	2,859,662	2,939,715

December 31, 2012

By risk category:
Pass	$47,272	197,714	244,986
Criticized	–	48,630	48,630

Total commercial loans	$47,272	246,344	293,616

In addition, while we monitor past due status, we do not consider it a key driver of our credit risk management practices for commercial loans. The following table provides past due information for commercial loans.

(in thousands)	Commercial and industrial	Secured by real estate	Total

December 31, 2013

By delinquency status:
Current-29 days past due (DPD) and still accruing	$80,053	2,845,445	2,925,498
30-89 DPD and still accruing	–	5,383	5,383
90+ DPD and still accruing	–	32	32
Nonaccrual loans	–	8,802	8,802

Total commercial loans	$80,053	2,859,662	2,939,715

December 31, 2012

By delinquency status:
Current-29 DPD and still accruing	$47,272	244,805	292,077
30-89 DPD and still accruing	–	717	717
90+ DPD and still accruing	–	–	–
Nonaccrual loans	–	822	822

Total commercial loans	$47,272	246,344	293,616

Note 2: Loans and Allowance for Credit Losses (continued)

CONSUMER CREDIT QUALITY INDICATORS. We have various classes of consumer loans that present respective unique risks. Loan delinquency, FICO credit scores and LTV/CLTV for loan types are common credit quality indicators that we monitor and utilize in our evaluation of the appropriateness of the allowance for credit losses for the consumer portfolio segment.

The majority of our loss estimation techniques used for the allowance for credit losses rely on delinquency matrix models or delinquency roll rate models. Therefore, delinquency is an important indicator of credit quality and the establishment of our allowance for credit losses.

The following table provides the outstanding balances of our consumer portfolio by delinquency status.

(in thousands)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total

December 31, 2013

By delinquency status:
Current – 29 DPD	$7,752,236	2,061,719	9,813,955
30-59 DPD	59,740	25,152	84,892
60-89 DPD	31,133	15,808	46,941
90-119 DPD	25,327	10,644	35,971
120-179 DPD	29,786	13,004	42,790
180+ DPD	142,432	27,033	169,465
Remaining PCI accounting adjustments	(11,508)	(1,880)	(13,388)

Total consumer loans	$8,029,146	2,151,480	10,180,626

December 31, 2012

By delinquency status:
Current – 29 DPD	$3,280,600	434,308	3,714,908
30-59 DPD	18,435	6,740	25,175
60-89 DPD	12,222	4,819	17,041
90-119 DPD	7,086	2,413	9,499
120-179 DPD	9,665	4,543	14,208
180+ DPD	38,825	4,511	43,336
Remaining PCI accounting adjustments	(4,976)	(309)	(5,285)

Total consumer loans	$3,361,857	457,025	3,818,882

The following table provides a breakdown of our consumer portfolio by updated FICO. We obtain FICO scores at loan origination and the scores are updated at least quarterly. FICO is not available for certain loan types and may not be obtained if we deem it unnecessary due to strong collateral and other borrower attributes.

(in thousands)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total

December 31, 2013

By updated FICO:
< 600	$455,297	263,773	719,070
600-639	290,055	147,750	437,805
640-679	549,971	255,471	805,442
680-719	1,117,402	364,122	1,481,524
720-759	1,534,245	426,606	1,960,851
760-799	2,732,616	462,568	3,195,184
800+	1,297,140	221,740	1,518,880
No FICO available	63,928	11,330	75,258
Remaining PCI accounting adjustments	(11,508)	(1,880)	(13,388)

Total consumer loans	$8,029,146	2,151,480	10,180,626

December 31, 2012

By updated FICO:
< 600	$141,366	56,773	198,139
600-639	92,955	30,139	123,094
640-679	183,940	50,239	234,179
680-719	433,022	78,965	511,987
720-759	675,564	98,736	774,300
760-799	1,237,330	98,956	1,336,286
800+	582,155	41,386	623,541
No FICO available	20,501	2,140	22,641
Remaining PCI accounting adjustments	(4,976)	(309)	(5,285)

Total consumer loans	$3,361,857	457,025	3,818,882

LTV refers to the ratio comparing the loan’s recorded investment to the property’s collateral value. CLTV refers to the combination of first mortgage and junior lien mortgage ratios. LTVs and CLTVs are updated quarterly using a cascade approach which first uses values provided by automated valuation models (“AVMs”) for the property. If an AVM is not available, then the value is estimated using the original appraised value adjusted by the change in Home Price Index (“HPI”) for the property location. If an HPI is not available, the original appraised value is used. The HPI value is normally the only method considered for high value properties, generally with an original value of $1 million or more, as the AVM values have proven less accurate for these properties.

Note 2: Loans and Allowance for Credit Losses (continued)

The following table shows the most updated LTV and CLTV distribution of the real estate 1-4 family first and junior lien mortgage loan portfolios. We consider the trends in residential real estate markets as we monitor credit risk and establish our allowance for credit losses. LTV does not necessarily reflect the likelihood of performance of a given loan, but does provide an indication of collateral value. In the event of a default, any loss should be limited to the portion of the loan amount in excess of the net realizable value of the underlying real estate collateral value. Certain loans do not have an LTV or CLTV primarily due to industry data availability and portfolios acquired from or serviced by other institutions.

(in thousands)	Real estate 1-4 family first mortgage by LTV	Real estate 1-4 family junior lien mortgage by CLTV	Total

December 31, 2013

By LTV/CLTV:
0-60%	$3,812,361	508,054	4,320,415
60.01-80%	2,835,903	500,730	3,336,633
80.01-100%	959,680	537,107	1,496,787
100.01-120% (1)	267,814	367,842	635,656
> 120% (1)	120,418	236,576	356,994
No LTV/CLTV available	44,478	3,051	47,529
Remaining PCI accounting adjustments	(11,508)	(1,880)	(13,388)

Total consumer loans	$8,029,146	2,151,480	10,180,626

December 31, 2012

By LTV/CLTV:
0-60%	$1,322,988	73,202	1,396,190
60.01-80%	1,277,153	108,166	1,385,319
80.01-100%	549,786	101,675	651,461
100.01-120% (1)	125,930	89,030	214,960
> 120% (1)	64,691	79,124	143,815
No LTV/CLTV available	26,285	6,137	32,422
Remaining PCI accounting adjustments	(4,976)	(309)	(5,285)

Total consumer loans	$3,361,857	457,025	3,818,882

(1)	Reflects total loan balances with LTV/CLTV amounts in excess of 100%. In the event of default, the loss content would generally be limited to only the amount in excess of 100% LTV/CLTV.

NONACCRUAL LOANS. The following table provides loans on nonaccrual status. PCI loans are excluded from this table due to the existence of the accretable yield.

	December 31,

(in thousands)	2013	2012

Commercial:
Commercial and industrial	$–	–
Secured by real estate	8,802	822

Total commercial	8,802	822

Consumer:
Real estate 1-4 family first mortgage	310,069	81,154
Real estate 1-4 family junior lien mortgage	104,423	25,541

Total consumer	414,492	106,695

Total nonaccrual loans (excluding PCI) (1)	$423,294	107,517

(1)	December 31, 2013, included $304.3 million of loans that were nonaccrual loans when contributed from WPFC.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING. Certain loans 90 days or more past due as to interest or principal are still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due. PCI loans of $7.0 million at December 31, 2013, and $1.2 million at December 31, 2012, are excluded from this disclosure even though they are 90 days or more contractually past due. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

The following table shows non-PCI loans 90 days or more past due and still accruing.

	December 31,

(in thousands)	2013	2012

Commercial:
Commercial and industrial	$–	–
Secured by real estate	–	–

Total commercial	–	–

Consumer:
Real estate 1-4 family first mortgage	13,120	3,252
Real estate 1-4 family junior lien mortgage	5,062	1,141

Total consumer	18,182	4,393

Total past due (excluding PCI) (1)	$18,182	4,393

(1)	December 31, 2013, balance included $11.9 million of loans 90 days or more past due and still accruing that were contributed from WPFC.

Note 2: Loans and Allowance for Credit Losses (continued)

IMPAIRED LOANS. The table below summarizes key information for impaired loans. Our impaired loans predominantly include loans on nonaccrual status in the commercial portfolio segment and loans modified in a TDR, whether on accrual or nonaccrual status. These impaired loans generally have estimated losses which are included in the allowance for credit losses. We have impaired loans with no allowance for credit losses when loss content has been previously recognized through charge-offs, and we do not anticipate additional charge-offs or losses, or certain loans are currently performing in accordance with their terms and for which no loss has been estimated. Impaired loans exclude PCI loans. The table below includes trial modifications that totaled $20.0 million at December 31, 2013, and $4.8 million at December 31, 2012. The increased modification balance at December 31, 2013, was primarily due to the loan contribution.

		Recorded investment

(in thousands)	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Related allowance for credit losses

December 31, 2013

Commercial:
Commercial and industrial	$–	–	–	–
Secured by real estate	10,751	8,280	8,280	4,262

Total commercial	10,751	8,280	8,280	4,262

Consumer:
Real estate 1-4 family first mortgage	489,857	405,461	310,367	80,130
Real estate 1-4 family junior lien mortgage	147,594	132,481	112,860	54,309

Total consumer	637,451	537,942	423,227	134,439

Total impaired loans (excluding PCI)	$648,202	546,222	431,507	138,701

December 31, 2012

Commercial:
Commercial and industrial	$–	–	–	–
Secured by real estate	822	–	–	–

Total commercial	822	–	–	–

Consumer:
Real estate 1-4 family first mortgage	95,031	85,663	64,916	11,085
Real estate 1-4 family junior lien mortgage	27,039	24,411	18,469	8,163

Total consumer	122,070	110,074	83,385	19,248

Total impaired loans (excluding PCI)	$122,892	110,074	83,385	19,248

The following table provides the average recorded investment in impaired loans and the amount of interest income recognized on impaired loans by portfolio segment and class.

	Year ended December 31,

	2013			2012		2011

(in thousands)	Average recorded investment		Recognized interest income	Average recorded investment	Recognized interest income	Average recorded investment	Recognized interest income

Commercial:
Commercial and industrial		$–	–	–	–	–	–
Secured by real estate		1,585	18	762	1	1,512	–

Total commercial		1,585	18	762	1	1,512	–

Consumer:
Real estate 1-4 family first mortgage		133,483	9,059	55,962	3,177	40,155	2,477
Real estate 1-4 family junior lien mortgage		38,257	3,186	21,534	1,322	20,117	947

Total consumer (1)		171,740	12,245	77,496	4,499	60,272	3,424

Total impaired loans		$173,325	12,263	78,258	4,500	61,784	3,424

Interest income:
Cash basis of accounting	$		5,490		542		182
Other (2)			6,773		3,958		3,242

Total interest income	$		12,263		4,500		3,424

(1)	Years ended December 31, 2013 and 2012, reflect the OCC guidance issued in third quarter 2012, which requires consumer loans discharged in bankruptcy to be classified as TDRs, as well as written down to net realizable collateral value.
(2)	Includes interest recognized on accruing TDRs and interest recognized related to the passage of time on certain impaired loans. See footnote 1 to the table of changes in the allowance for credit losses.

TROUBLED DEBT RESTRUCTURINGS (“TDRs”). When, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession for other than an insignificant period of time to a borrower that we would not otherwise consider, the related loan is classified as a TDR. We do not consider any loans modified through a loan resolution such as foreclosure or short sale to be a TDR.

We may require some borrowers experiencing financial difficulty to make trial payments generally for a period of three to four months, according to the terms of a planned permanent modification, to determine if they can perform according to those terms. These arrangements represent trial modifications, which we classify and account for as TDRs. While loans are in trial payment programs, their original terms are not considered modified and they continue to advance through delinquency status and accrue interest according to their original terms. The planned modifications for these arrangements predominantly involve interest rate reductions or other interest rate concessions; however, the exact concession type and resulting financial effect are usually not finalized and do not take effect until the loan is permanently modified. The trial period terms are developed in accordance with our proprietary programs or the U.S. Treasury’s Making Homes Affordable programs for real estate 1-4 family first lien (i.e., Home Affordable Modification Program – HAMP) and junior lien (i.e., Second Lien Modification Program – 2MP) mortgage loans.

At December 31, 2013, the loans in trial modification period were $7.7 million under HAMP, $2.0 million under 2MP and $10.3 million under proprietary programs, compared with $3.0 million, $0.5 million and $1.3 million at December 31, 2012, respectively. Trial modifications with a recorded investment of $9.8 million at December 31, 2013, and $2.5 million at December 31, 2012, were accruing loans and $10.2 million and $2.3 million, respectively, were nonaccruing loans. Our

Note 2: Loans and Allowance for Credit Losses (continued)

experience is that most of the mortgages that enter a trial payment period program are successful in completing the program requirements and are then permanently modified at the end of the trial period. As previously discussed, our allowance process considers the impact of those modifications that are probable to occur including the associated credit cost and related re-default risk.

The following table summarizes our TDR modifications for the periods presented by primary modification type and includes the financial effects of these modifications. For those loans that may be modified more than once, the table reflects each modification that occurred during the period. For loans contributed from WPFC, the table reflects activity occurring subsequent to the loan contribution.

	Primary modification type (1)				Financial effects of modifications

(in thousands)	Principal (2)	Interest rate reduction	Other concessions (3)	Total	Charge- offs (4)	Weighted average interest rate reduction	Recorded investment related to interest rate reduction (5)

Year ended December 31, 2013
Commercial:

Total commercial	$—	—	—	—	—	—%	$—

Consumer:
Real estate 1-4 family first mortgage	13,904	13,471	24,853	52,228	1,881	3.23	25,783
Real estate 1-4 family junior lien mortgage	1,950	3,116	8,186	13,252	317	6.20	4,534
Trial modifications (6)	—	—	6,966	6,966	—	—	—

Total consumer	15,854	16,587	40,005	72,446	2,198	3.68	30,317

Total	$15,854	16,587	40,005	72,446	2,198	3.68%	$30,317

Year ended December 31, 2012
Commercial:

Total commercial	$—	—	—	—	—	—%	$—

Consumer:
Real estate 1-4 family first mortgage	5,863	11,809	39,393	57,065	2,412	3.27	16,185
Real estate 1-4 family junior lien mortgage	426	1,667	8,972	11,065	6,316	6.79	1,960
Trial modifications (6)	—	—	1,450	1,450	—	—	—

Total consumer	6,289	13,476	49,815	69,580	8,728	3.65	18,145

Total	$6,289	13,476	49,815	69,580	8,728	3.65%	$18,145

Year ended December 31, 2011
Commercial:

Total commercial	$—	—	—	—	—	—%	$—

Consumer:
Real estate 1-4 family first mortgage	3,140	14,770	7,045	24,955	1,180	3.83	17,120
Real estate 1-4 family junior lien mortgage	1,100	7,857	1,919	10,876	214	5.78	8,823

Total consumer	4,240	22,627	8,964	35,831	1,394	4.48	25,943

Total	$4,240	22,627	8,964	35,831	1,394	4.48%	$25,943

(1)	Amounts represent the recorded investment in loans after recognizing the effects of the TDR, if any. TDRs with multiple types of concessions are presented only once in the table in the first category type based on the order presented. The reported amounts include loans remodified of $16.7 million, $9.7 million and $0.9 million, for the years ended December 31, 2013, 2012 and 2011, respectively.
(2)	Principal modifications include principal forgiveness at the time of the modification, contingent principal forgiveness granted over the life of the loan based on borrower performance, and principal that has been legally separated and deferred to the end of the loan, with a zero percent contractual interest rate.
(3)	Other concessions include loan renewals, term extensions and other interest and noninterest adjustments, but exclude modifications that also forgive principal and/or reduce the interest rate. Years ended December 2013 and 2012 includes $11.2 million and $34.5 million of consumer loans discharged in bankruptcy, respectively, as a result of the OCC guidance implementation. The OCC guidance issued in third quarter 2012 required consumer loans discharged in bankruptcy to be classified as TDRs, as well as written down to net realizable collateral value.
(4)	Charge-offs include write-downs of the investment in the loan in the period it is contractually modified. The amount of charge-off will differ from the modification terms if the loan has been charged down prior to the modification based on our policies. In addition, there may be cases where we have a charge-off/down with no legal principal modification. Modifications resulted in legally forgiving principal (actual, contingent or deferred) of $3.1 million, $1.2 million and $0.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(5)	Reflects the effect of reduced interest rates to loans with a principal or interest rate reduction primary modification type.
(6)	Trial modifications are granted a delay in payments due under the original terms during the trial payment period. However, these loans continue to advance through delinquency status and accrue interest according to their original terms. Any subsequent permanent modification generally includes interest rate related concessions; however, the exact concession type and resulting financial effect are usually not known until the loan is permanently modified. Trial modifications for the period are presented net of previously reported trial modifications that became permanent in the current period.

The table below summarizes permanent modification TDRs that have defaulted in the current period within 12 months of their permanent modification date. We report these defaulted TDRs based on a payment default definition of 90 days past due for the commercial portfolio segment and 60 days past due for the consumer portfolio segment.

	Recorded investment of defaults Year ended December 31,

(in thousands)	2013	2012	2011

Commercial:
Commercial and industrial	$—	—	—
Secured by real estate	—	—	1,526

Total commercial	—	—	1,526

Consumer:
Real estate 1-4 family first mortgage	2,687	3,753	1,851
Real estate 1-4 family junior lien mortgage	417	618	2,351

Total consumer	3,104	4,371	4,202

Total	$3,104	4,371	5,728

Note 3: Commitments, Guarantees and Other Matters

The Company does not have any consumer lines of credit. Its commercial loan portfolio includes unfunded loan commitments that are provided in the normal course of business. For commercial borrowers, loan commitments generally take the form of revolving credit arrangements to finance their working capital requirements. These instruments are not recorded on the balance sheet until funds are advanced under the commitment. The contractual amount of a lending commitment represents its maximum potential credit risk if it is fully funded and the borrower does not perform according to the terms of the contract. This risk is incorporated into our overall evaluation of credit risk, and to the extent necessary, an allowance for unfunded credit commitments is recorded on these commitments and included in other liabilities. Some of these commitments expire without being funded, and, accordingly, total contractual amounts are not representative of actual future credit exposure or liquidity requirements.

The contract or notional amount of commercial loan commitments to extend credit at December 31, 2013 was $381.0 million, which included $361.0 million of lines of credit and $20.0 million of letters of credit. The contract or notional amount of commercial loan commitments to extend credit at December 31, 2012, was $93.5 million, which included $92.9 million of lines of credit and $0.6 million of letters of credit. The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the current creditworthiness of the counterparties. The estimated fair value of commitments to extend credit at December 31, 2013 and 2012, was $517 thousand and $119 thousand, respectively. The estimated fair value of lending commitments represents the estimated amount that we would need to pay a third party to assume our exposure on lending commitments.

As part of the loan participation and servicing and assignment agreements with the Bank, the Company provides an indemnification to the Bank if certain events occur. These contingencies generally relate to claims or judgments arising out of participated loans that are not the result of gross negligence or intentional misconduct by the Bank. We were not required to make payments under the indemnification clauses in 2013 or 2012. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, we are not able to estimate the maximum amount of future payments under the indemnification clauses. There are no amounts reflected on the balance sheet at December 31, 2013, related to these indemnifications.

We are not involved in, nor, to our knowledge, currently threatened with any material litigation. From time to time we may become involved in routine litigation arising in the ordinary course of business. We do not believe that the eventual outcome of any such routine litigation will, in the aggregate, have a material adverse effect on our financial statements. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, could be material to our financial statements for any particular period.

Note 4: Fair Values of Assets and Liabilities

We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. We did not elect the fair value option for any financial instruments as permitted in FASB ASC 825, Financial Instruments, which allows companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations. See Note 1 for additional information about our fair value measurement policies and methods.

Loans

We do not record loans at fair value on a recurring basis. As such, valuation techniques discussed herein for loans are primarily for disclosing estimated fair values. However, from time to time, we record nonrecurring fair value adjustments to loans to primarily reflect partial write-downs that are based on the observable market price of the loan or current appraised value of the collateral. As of December 31, 2013 and 2012, assets or liabilities measured at fair value on a nonrecurring basis were insignificant.

The fair value estimates for disclosure purposes differentiate loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity. Prepayment and credit loss estimates are evaluated by product and loan rate.

The fair value of commercial loans is calculated by discounting contractual cash flows, adjusted for credit loss estimates, using discount rates that are appropriate for loans with similar characteristics and remaining maturity.

For real estate 1-4 family first and junior lien mortgages, fair value is calculated by discounting contractual cash flows, adjusted for prepayment and credit loss estimates, using discount rates based on current industry pricing (where readily available) or our own estimate of an appropriate risk-adjusted discount rate for loans of similar size, type, remaining maturity and repricing characteristics.

Disclosures about Fair Value of Financial Instruments

The table below is a summary of fair value estimates by level for financial instruments. The carrying amounts in the following table are recorded in the balance sheet under the indicated captions.

We have not included assets and liabilities that are not financial instruments in our disclosure, such as other assets, deferred taxes and other liabilities. The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

(in thousands)	Carrying amount	Estimated fair value
		Level 1	Level 2	Level 3	Total

December 31, 2013
Financial assets
Cash and cash equivalents (1)	$–	–	–	–	–
Loans, net (2)	12,876,589	–	–	13,743,499	13,743,499
Financial liabilities
Line of credit with Bank (1)	901,350	–	–	901,350	901,350

December 31, 2012
Financial assets
Cash and cash equivalents (1)	$–	–	–	–	–
Loans, net (2)	4,047,902	–	–	4,351,506	4,351,506
Financial liabilities:
Line of credit with Bank (1)	451,336	–	–	451,366	451,366

(1)	Amounts consist of financial instruments in which carrying value approximates fair value.
(2)	Carrying amount reflects net discount and allowance for loan losses.

Note 5: Common and Preferred Stock

The Company has authorized preferred and common stock. The following table provides details of common and preferred stock.

	December 31, 2013 and 2012
	Liquidation preference per share	Shares authorized	Shares issued and outstanding	Par value per share	Carrying value

Perpetual Preferred Securities, Fixed rate, $85 per annum, Cumulative	$1,000	1,000	667	$0.01	6.67
Common stock	–	1,000	645	0.01	6.45

Total		2,000	1,312		$13.12

In the event that the Company is liquidated or dissolved, the holders of the preferred securities will be entitled to a liquidation preference for each security plus any authorized, declared and unpaid dividends that will be paid prior to any payments to common stockholders. The preferred securities can be redeemed in whole at any time at $1,000 per share plus any accumulated and unpaid dividends. Transfers or pledges of shares are subject to first refusal by us.

Note 6: Transactions With Related Parties

The Company engages in various transactions and agreements with affiliated parties. Due to the nature of common ownership of the Company and the affiliated parties by Wells Fargo, these transactions and agreements could differ from those conducted with unaffiliated parties. The principal items related to transactions with affiliated parties included in the accompanying statement of income and balance sheet are described in the table and narrative below.

	Year ended December 31,
(in thousands)	2013	2012	2011

Income statement data
Interest income:
Accretion of discounts on loans, net	$10,220	23,514	43,097
Interest on deposit/Eurodollar deposits	237	1,069	176

Total interest income	10,457	24,583	43,273
Interest expense	1,210	26	–
Loan servicing costs	13,721	11,355	12,587
Management fees	2,025	2,082	1,455

		December 31,
(in thousands)		2013	2012

Balance sheet related data
Loan acquisitions (year-to-date) (1)		$3,862,635	1,960,807
Assets contributed by WPFC		8,456,636	–
Loan sales (year-to-date)		(5,670)	(15,528)
Foreclosed asset sales (year-to-date)		(1,181)	(1,651)
Line of credit with Bank		901,350	451,366
Accounts receivable—affiliates, net		44,135	52,157

(1)	Includes accrued interest, see Note 2 for additional details.

Loans. We acquire and sell loans to and from the Bank. The loan acquisitions and sales are transacted at fair value resulting in acquisition discounts and premiums or gains and losses on sales. The net acquisition discount accretion is reported within interest income. Gains or losses on sales of loans are included within noninterest income. In 2013, all of our loan acquisitions and sales were with the Bank. In November 2013, WPFC contributed consumer and commercial loans in the form of an assignment of their participation interests from the Bank. This increased our loan balance by $7.1 billion.

Loan Servicing Costs. The loans in our portfolio are predominantly serviced by the Bank pursuant to the terms of participation and servicing and assignment agreements. In some instances, the Bank has delegated servicing responsibility to third parties that are not affiliated with us or the Bank. Depending on the loan type, the monthly servicing fee charges are based in part on (a) outstanding principal balances, (b) a flat fee per month, or (c) a total loan commitment amount.

Management Fees. We pay the Bank a management fee to reimburse for general overhead expenses, including allocations of technology support and a combination of finance and accounting, risk management and other general overhead expenses incurred on our behalf. Management fees for 2013, 2012 and 2011 were calculated based on Wells Fargo’s total monthly allocable costs multiplied by a formula. The formula is based on our proportion of Wells Fargo’s consolidated: (1) full-time equivalent employees, (2) total average assets and (3) total revenue.

Deposit/Eurodollar Deposits. Our primary cash management vehicle changed to a deposit account with the Bank during first quarter 2012. In the prior year, we had Eurodollar deposits with the Bank.

Note 6: Transactions With Related Parties (continued)

Interest income earned on deposit and Eurodollar deposit investments is included in interest income. The deposit account is based on a different interest rate benchmark and will yield a higher rate of return than the Eurodollar deposits.

Our cash management process includes applying operating cash flows to reduce any outstanding balance on our line of credit with the Bank. Operating cash flows are settled through our affiliate accounts receivable/payable process. Upon settlement cash received is either applied to reduce our line of credit outstanding or retained as a deposit with the Bank.

Line of Credit. We have a revolving line of credit with the Bank, pursuant to which we can borrow up to $1.2 billion at a rate of interest equal to the average federal funds rate plus 12.5 basis points (0.125%).

Accounts Receivable – Affiliates, Net. Accounts receivable from or payable to the Bank or its affiliates result from intercompany transactions which include net loan pay-downs, interest receipts and other transactions, including those transactions noted herein, which have not yet settled.

Foreclosed Assets. We sell foreclosed assets back to the Bank from time to time at estimated fair value.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wells Fargo Real Estate Investment Corporation:

Under date of July 17, 2014, we reported on the balance sheets of Wells Fargo Real Estate Investment Corporation (the Company) as of December 31, 2013 and 2012, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which are included in the prospectus. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule, Schedule IV—Mortgage Loans on Real Estate, in the registration statement. The financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Charlotte, North Carolina

September 25, 2014

Wells Fargo Real Estate Investment Corporation

Schedule IV – Mortgage Loans on Real Estate

December 31, 2013

Mortgage Loans on Real Estate (1)

(dollars in thousands)	Number of loans	Weighted average interest rate	Weighted average maturity in years	Recorded investment in loans (2)	Past due amounts (3)

Commercial secured by real estate:
Original balances less than $1,000	509	2.81%	3.6	$497,886	7,524
Original balances $1,000 – $10,000	520	2.63	3.5	1,204,882	6,693
Original balances over $10,000	60	2.35	3.1	1,156,894	–

Total commercial secured by real estate	1,089	2.55	3.3	2,859,662	14,217

Real estate 1-4 family first mortgage:
Original balances less than $500	57,845	6.02	18.3	4,184,439	217,206
Original balances $500 – $1,000	3,820	4.69	24.0	2,274,232	35,869
Original balances over $1,000	1,277	3.96	24.7	1,570,474	35,343

Total real estate 1-4 family first mortgage	62,942	5.24	20.9	8,029,146	288,418

Real estate 1-4 family junior lien mortgage:
Original balances less than $500	51,785	7.18	16.7	2,104,737	91,311
Original balances $500 – $1,000	81	6.00	20.3	38,173	330
Original balances over $1,000	9	5.73	20.2	8,570	–

Total real estate 1-4 family junior lien mortgage	51,875	7.15	16.9	2,151,480	91,641

Total loans	115,906	4.97%	16.4	$13,040,288	394,276

(1)	Wells Fargo Real Estate Investment Corporation’s mortgage portfolio consists of “Commercial secured by real estate,” “Real estate 1-4 family first mortgage,” and “Real estate 1-4 junior lien mortgage.” None of our loans individually exceeds three percent of the total recorded investment in loans.
(2)	Recorded investment is net of charge-downs. Aggregate recorded investment of loans as of December 31, 2013, for Federal income tax purposes is $13.0 billion. Recorded investment includes net related party discount of $332.3 million.
(3)	Amounts greater than 30 days past due. All loans were acquired from related parties. Amounts do not include purchase credit-impaired loans, which are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

Recorded Investment (1)

(in thousands)	2013	2012	2011

Balance, beginning of period	$4,065,226	2,992,390	3,977,882
Loan acquisitions	3,849,096	1,956,014	–
Accretion and amortization of adjustments on loans	11,361	23,374	43,649
Non-cash loan contribution from Wachovia Preferred Funding Corp.	7,116,854	–	–

Loan balance increases	10,977,311	1,979,388	43,649

Proceeds from principal payments and sales	(1,957,934)	(850,838)	(976,733)
Charge-offs	(41,337)	(50,615)	(48,686)
Transfers from loans to foreclosed assets	(2,978)	(5,099)	(3,722)

Loan balance decreases	(2,002,249)	(906,552)	(1,029,141)

Balance, end of period	$13,040,288	4,065,226	2,992,390

(1)	Table presents annual changes in the recorded investment in loans. All loan acquisition and sale transactions were with related parties. See Note 1 (Summary of Significant Accounting Policies) and Note 2 (Loans and Allowance for Credit Losses) to financial statements for additional information on loan transactions, including term extensions in the form of TDRs.

UNAUDITED FINANCIAL STATEMENTS

Wells Fargo Real Estate Investment Corporation

Statement of Income (Unaudited)

	Nine months ended September 30,
(in thousands, except per share amounts)	2014	2013

Interest income	$521,748	171,153
Interest expense	1,037	698

Net interest income	520,711	170,455
Provision for credit losses	4,380	13,505

Net interest income after provision for credit losses	516,331	156,950

Noninterest income
Other	541	111

Total noninterest income	541	111

Noninterest expense
Loan servicing costs	23,752	8,678
Management fees	2,280	1,284
Foreclosed assets	7,293	3,221
Other	618	192

Total noninterest expense	33,943	13,375

Net income	482,929	143,686
Comprehensive income	482,929	143,686
Dividends on preferred stock	43	43

Net income applicable to common stock	$482,886	143,643

Per common share information
Earnings per common share	$748,660	222,702
Diluted earnings per common share	748,660	222,702
Dividends declared per common share	$689,922	248,062
Average common shares outstanding	645	645
Diluted average common shares outstanding	645	645

The accompanying notes are an integral part of these statements.

Wells Fargo Real Estate Investment Corporation

Balance Sheet

(in thousands, except shares)	Sept. 30, 2014	Dec. 31, 2013

Assets	(Unaudited )
Cash and cash equivalents	$–	–
Loans, net of unearned income	12,923,416	13,120,341
Allowance for loan losses	(194,039)	(243,752)

Net loans	12,729,377	12,876,589

Accounts receivable – affiliates, net	62,157	44,135
Other assets	42,945	45,470

Total assets	$12,834,479	12,966,194

Liabilities
Line of credit with Bank	$733,958	901,350
Other liabilities	6,004	8,213

Total liabilities	739,962	909,563

Stockholders’ Equity
Preferred stock	–	–
Common stock – $0.01 par value, authorized 1,000 shares; issued and outstanding 645 shares	–	–
Additional paid-in capital	12,285,060	12,285,060
Retained earnings (deficit)	(190,543)	(228,429)

Total stockholders’ equity	12,094,517	12,056,631

Total liabilities and stockholders’ equity	$12,834,479	12,966,194

The accompanying notes are an integral part of these statements.

Wells Fargo Real Estate Investment Corporation

Statement of Changes in Stockholders’ Equity (Unaudited)

(in thousands, except per share data)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total stockholders’ equity

Balance, December 31, 2012	$–	–	3,828,424	(165,802)	3,662,622

Net income	–	–	–	143,686	143,686
Cash dividends
Preferred securities at $64 per share	–	–	–	(43)	(43)
Common stock at $248,062 per share	–	–	–	(160,000)	(160,000)
WPFC contribution	–	–	1,150,000	–	1,150,000

Balance, September 30, 2013	$–	–	4,978,424	(182,159)	4,796,265

Balance, December 31, 2013	$–	–	12,285,060	(228,429)	12,056,631

Net income	–	–	–	482,929	482,929
Cash dividends
Preferred securities at $64 per share	–	–	–	(43)	(43)
Common stock at $689,922 per share	–	–	–	(445,000)	(445,000)

Balance, September 30, 2014	$–	–	12,285,060	(190,543)	12,094,517

The accompanying notes are an integral part of these statements.

Wells Fargo Real Estate Investment Corporation

Statement of Cash Flows (Unaudited)

(in thousands)	Nine months ended September 30,
	2014	2013

Cash flows from operating activities:
Net income	$482,929	143,686
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion and amortization of adjustments on loans	(51,303)	383
Provision for credit losses	4,380	13,505
Other operating activities, net	(15,738)	(4,346)

Net cash provided by operating activities	420,268	153,228

Cash flows from investing activities:
Increase (decrease) in cash realized from Loans:
Loan acquisitions	(1,765,376)	(2,887,878)
Proceeds from payments and sales	1,957,543	1,446,511

Net cash provided by (used by) investing activities	192,167	(1,441,367)

Cash flows from financing activities:
Increase (decrease) in cash realized from
Draws on line of credit with Bank	1,414,507	1,534,682
Repayments of line of credit with Bank	(1,581,899)	(1,236,500)
WPFC contribution	–	1,150,000
Cash dividends paid	(445,043)	(160,043)

Net cash (used by) provided by financing activities	(612,435)	1,288,139

Net change in cash and cash equivalents	–	–
Cash and cash equivalents at beginning of period	–	–

Cash and cash equivalents at end of period	$–	–

Supplemental cash flow disclosures:
Change in noncash items:
Transfers from loans to foreclosed assets	$10,179	520

The accompanying notes are an integral part of these statements.

Note 1: Summary of Significant Accounting Policies

Wells Fargo Real Estate Investment Corporation (formerly Wachovia Real Estate Investment Corp.) (the Company, we, our or us) is a direct subsidiary of Wachovia Preferred Funding Corp. (WPFC) and an indirect subsidiary of both Wells Fargo & Company (Wells Fargo) and Wells Fargo Bank, National Association (the Bank). The Company, a Delaware corporation, has operated as a REIT since its formation in 1996.

The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires management to make estimates based on assumptions about future economic and market conditions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period and the related disclosures. Although our estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual future conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Management has made significant estimates related to the allowance for credit losses (Note 2). Actual results could differ from those estimates.

These unaudited interim financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. These adjustments are of a normal recurring nature, unless otherwise disclosed in this Report. The results of operations in the interim financial statements do not necessarily indicate the results that may be expected for the full year.

Accounting Standards Adopted in 2014

In first quarter 2014, we adopted the following new accounting guidance:

•

Accounting Standards Update (ASU or Update) 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40) – Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure.

ASU 2014-04 clarifies the timing of when a creditor is considered to have taken physical possession of residential real estate collateral for a consumer mortgage loan, resulting in the reclassification of the loan receivable to real estate owned. A creditor has taken physical possession of the property when either (1) the creditor obtains legal title through foreclosure, or (2) the borrower transfers all interests in the property to the creditor via a deed in lieu of foreclosure or a similar legal agreement. We early adopted this guidance in first quarter 2014 with prospective application. Our adoption of this guidance did not have a material effect on our financial statements because this guidance was consistent with our prior practice.

Subsequent Events

We have evaluated the effects of events that have occurred subsequent to September 30, 2014, and there have been no material events that would require recognition in our 2014 financial statements or disclosure in the Notes to the financial statements through November 18, 2014, the date the financial statements were issued.

Note 2: Loans and Allowance for Credit Losses

The Company acquires loans originated or purchased by the Bank. In order to maintain our status as a REIT, the composition of the loans are highly concentrated in real estate. Underlying loans are concentrated primarily in California, Florida, New Jersey, Pennsylvania and North Carolina. These markets include approximately 46% of our total loan balance at September 30, 2014.

The following table presents total loans outstanding by portfolio segment and class of financing receivable. Outstanding balances are net of $366.0 million and $325.0 million at September 30, 2014 and December 31, 2013, respectively, predominantly for unamortized discounts and premiums.

(in thousands)	September 30, 2014	December 31, 2013

Commercial:
Commercial and industrial	$54,497	80,053
Secured by real estate	2,514,235	2,859,662

Total commercial	2,568,732	2,939,715

Consumer:
Real estate 1-4 family first mortgage	8,522,910	8,029,146
Real estate 1-4 family junior lien mortgage	1,831,774	2,151,480

Total consumer	10,354,684	10,180,626

Total loans	$12,923,416	13,120,341

The following table summarizes the proceeds paid (including accrued interest receivable of $5.0 million for the first nine months of 2014 and $7.9 million for the first nine months of 2013) or received from the Bank for acquisitions and sales of loans, respectively.

				Nine months ended September 30,

	2014			2013

(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total

Nine months ended September 30,
Loan acquisitions	$–	1,765,376	1,765,376	–	2,887,878	2,887,878
Loan sales	(493)	(18,866)	(19,359)	–	(5,670)	(5,670)

Commitments to Lend

The contract or notional amount of commercial loan commitments to extend credit at September 30, 2014 and December 31, 2013 was $438.4 million and $381.0 million, respectively.

Note 2: Loans and Allowance for Credit Losses (continued)

Allowance for Credit Losses (ACL)

The allowance for credit losses consists of the allowance for loan losses and the allowance for unfunded credit commitments. Changes in the allowance for credit losses were:

	Nine months ended September 30,

(in thousands)	2014	2013

Balance, beginning of period	$244,269	65,459
Provision (reversal of provision) for credit losses	4,380	13,505
Interest income on certain impaired loans (1)	(2,886)	(1,271)
Loan charge-offs:
Commercial:
Commercial and industrial	–	–
Secured by real estate	(519)	(34)

Total commercial	(519)	(34)

Consumer:
Real estate 1-4 family first mortgage	(25,531)	(11,067)
Real estate 1-4 family junior lien mortgage	(38,496)	(11,749)

Total consumer	(64,027)	(22,816)

Total loan charge-offs	(64,546)	(22,850)

Loan recoveries:
Commercial:
Commercial and industrial	–	–
Secured by real estate	11	32

Total commercial	11	32

Consumer:
Real estate 1-4 family first mortgage	5,236	1,605
Real estate 1-4 family junior lien mortgage	8,384	2,150

Total consumer	13,620	3,755

Total loan recoveries	13,631	3,787

Net loan charge-offs	(50,915)	(19,063)

Balance, end of period	$194,848	58,630

Components:
Allowance for loan losses	$194,039	58,479
Allowance for unfunded credit commitments	809	151

Allowance for credit losses	$194,848	58,630

Net loan charge-offs (annualized) as a percentage of average total loans	0.54	0.58
Allowance for loan losses as a percentage of total loans	1.50	1.05
Allowance for credit losses as a percentage of total loans	1.51	1.06

1.	Certain impaired loans with an allowance calculated by discounting expected cash flows using the loan’s effective interest rate over the remaining life of the loan recognize reductions in allowance as interest income.

The following table summarizes the activity in the allowance for credit losses by our commercial and consumer portfolio segments.

	2014			2013

(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total

Nine months ended September 30,
Balance, beginning of period	$26,145	218,124	244,269	6,584	58,875	65,459
Provision (reversal of provision) for credit losses	(2,694)	7,074	4,380	430	13,075	13,505
Interest income on certain impaired loans	–	(2,886)	(2,886)	–	(1,271)	(1,271)
Loan charge-offs	(519)	(64,027)	(64,546)	(34)	(22,816)	(22,850)
Loan recoveries	11	13,620	13,631	32	3,755	3,787

Net loan charge-offs	(508)	(50,407)	(50,915)	(2)	(19,061)	(19,063)

Balance, end of period	$22,943	171,905	194,848	7,012	51,618	58,630

The following table disaggregates our allowance for credit losses and recorded investment in loans by impairment methodology.

	Allowance for credit losses			Recorded investment in loans

(in thousands)	Commercial	Consumer	Total	Commercial	Consumer	Total

September 30, 2014
Collectively evaluated (1)	$21,245	57,597	78,842	2,560,970	9,792,944	12,353,914
Individually evaluated (2)	1,698	114,308	116,006	5,547	531,395	536,942
Purchased credit-impaired (PCI) (3)	–	–	–	2,215	30,345	32,560

Total	$22,943	171,905	194,848	2,568,732	10,354,684	12,923,416

December 31, 2013
Collectively evaluated (1)	$21,756	83,685	105,441	2,928,904	9,605,792	12,534,696
Individually evaluated (2)	4,262	134,439	138,701	8,280	537,942	546,222
PCI (3)	127	–	127	2,531	36,892	39,423

Total	$26,145	218,124	244,269	2,939,715	10,180,626	13,120,341

1.	Represents loans collectively evaluated for impairment in accordance with Accounting Standards Codification (ASC) 450-20, Loss Contingencies (formerly FAS 5), and pursuant to amendments by ASU 2010-20 regarding allowance for non-impaired loans.
2.	Represents loans individually evaluated for impairment in accordance with ASC 310-10, Receivables (formerly FAS 114), and pursuant to amendments by ASU 2010-20 regarding allowance for impaired loans.
3.	Represents the allowance and related loan carrying value determined in accordance with ASC 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3) and pursuant to amendments by ASU 2010-20 regarding allowance for PCI loans.

Credit Quality

We monitor credit quality by evaluating various attributes and utilize such information in our evaluation of the appropriateness of the allowance for credit losses. The following sections provide the credit quality indicators we most closely monitor. The credit quality indicators are generally based on information as of our financial statement date, with the exception of updated Fair Isaac Corporation (FICO) scores and updated loan-to-value (LTV)/combined LTV (CLTV), which are obtained at least quarterly. Generally, these indicators are updated in the second month of each quarter, with updates no older than June 30, 2014.

Note 2: Loans and Allowance for Credit Losses (continued)

Commercial Credit Quality Indicators. In addition to monitoring commercial loan concentration risk, we manage a consistent process for assessing commercial loan credit quality. Generally commercial loans are subject to individual risk assessment using our internal borrower and collateral quality ratings. Our ratings are aligned to Pass and Criticized categories. The Criticized category includes Special Mention, Substandard, and Doubtful categories which are defined by bank regulatory agencies.

The table below provides a breakdown of outstanding commercial loans by risk category.

(in thousands)	Commercial and industrial	Secured by real estate	Total

September 30, 2014
By risk category:
Pass	$54,497	2,463,670	2,518,167
Criticized	–	50,565	50,565

Total commercial loans	$54,497	2,514,235	2,568,732

December 31, 2013
By risk category:
Pass	$80,053	2,782,720	2,862,773
Criticized	–	76,942	76,942

Total commercial loans	$80,053	2,859,662	2,939,715

In addition, while we monitor past due status, we do not consider it a key driver of our credit risk management practices for commercial loans. The following table provides past due information for commercial loans.

(in thousands)	Commercial and industrial	Secured by real estate	Total

September 30, 2014
By delinquency status:
Current-29 days past due (DPD) and still accruing	$54,497	2,508,886	2,563,383
30-89 DPD and still accruing	–	466	466
90+ DPD and still accruing	–	–	–
Nonaccrual loans	–	4,883	4,883

Total commercial loans	$54,497	2,514,235	2,568,732

December 31, 2013
By delinquency status:
Current-29 DPD and still accruing	$80,053	2,845,445	2,925,498
30-89 DPD and still accruing	–	5,383	5,383
90+ DPD and still accruing	–	32	32
Nonaccrual loans	–	8,802	8,802

Total commercial loans	$80,053	2,859,662	2,939,715

Consumer Credit Quality Indicators. We have various classes of consumer loans that present respective unique risks. Loan delinquency, FICO credit scores and LTV/CLTV for loan types are common credit quality indicators that we monitor and utilize in our evaluation of the appropriateness of the allowance for credit losses for the consumer portfolio segment.

The majority of our loss estimation techniques used for the allowance for credit losses rely on delinquency matrix models or delinquency roll rate models. Therefore, delinquency is an important indicator of credit quality and the establishment of our allowance for credit losses.

The following table provides the outstanding balances of our consumer portfolio by delinquency status.

(in thousands)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total

September 30, 2014
By delinquency status:
Current — 29 DPD	$8,295,233	1,755,395	10,050,628
30-59 DPD	51,160	21,226	72,386
60-89 DPD	25,567	15,992	41,559
90-119 DPD	23,780	8,174	31,954
120-179 DPD	21,442	7,937	29,379
180+ DPD	117,047	25,028	142,075
Remaining PCI accounting adjustments	(11,319)	(1,978)	(13,297)

Total consumer loans	$8,522,910	1,831,774	10,354,684

December 31, 2013
By delinquency status:
Current—29 DPD	$7,752,236	2,061,719	9,813,955
30-59 DPD	59,740	25,152	84,892
60-89 DPD	31,133	15,808	46,941
90-119 DPD	25,327	10,644	35,971
120-179 DPD	29,786	13,004	42,790
180+ DPD	142,432	27,033	169,465
Remaining PCI accounting adjustments	(11,508)	(1,880)	(13,388)

Total consumer loans	$8,029,146	2,151,480	10,180,626

Note 2: Loans and Allowance for Credit Losses (continued)

The following table provides a breakdown of our consumer portfolio by updated FICO. We obtain FICO scores at loan origination and the scores are updated at least quarterly. FICO is not available for certain loan types and may not be obtained if we deem it unnecessary due to strong collateral and other borrower attributes.

(in thousands)	Real estate 1-4 family first mortgage	Real estate 1-4 family junior lien mortgage	Total

September 30, 2014
By updated FICO:
< 600	$342,180	192,911	535,091
600-639	271,016	138,111	409,127
640-679	501,518	221,265	722,783
680-719	1,015,211	305,542	1,320,753
720-759	1,563,788	374,511	1,938,299
760-799	3,226,469	383,990	3,610,459
800+	1,512,348	196,650	1,708,998
No FICO available	101,699	20,772	122,471
Remaining PCI accounting adjustments	(11,319)	(1,978)	(13,297)

Total consumer loans	$8,522,910	1,831,774	10,354,684

December 31, 2013
By updated FICO:
< 600	$455,297	263,773	719,070
600-639	290,055	147,750	437,805
640-679	549,971	255,471	805,442
680-719	1,117,402	364,122	1,481,524
720-759	1,534,245	426,606	1,960,851
760-799	2,732,616	462,568	3,195,184
800+	1,297,140	221,740	1,518,880
No FICO available	63,928	11,330	75,258
Remaining PCI accounting adjustments	(11,508)	(1,880)	(13,388)

Total consumer loans	$8,029,146	2,151,480	10,180,626

LTV refers to the ratio comparing the loan’s unpaid principal balance to the property’s collateral value. CLTV refers to the combination of first mortgage and junior lien mortgage ratios. LTVs and CLTVs are updated quarterly using a cascade approach which first uses values provided by automated valuation models (AVMs) for the property. If an AVM is not available, then the value is estimated using the original appraised value adjusted by the change in Home Price Index (HPI) for the property location. If an HPI is not available, the original appraised value is used. The HPI value is normally the only method considered for high value properties, generally with an original value of $1 million or more, as the AVM values have proven less accurate for these properties.

The following table shows the most updated LTV and CLTV distribution of the real estate 1-4 family first and junior lien mortgage loan portfolios. We consider the trends in residential real estate markets as we monitor credit risk and establish our allowance for credit losses. In the event of a default, any loss should be limited to the portion of the loan amount in excess of the net realizable value of the underlying real estate collateral value. Certain loans do not have an LTV or CLTV primarily due to industry data availability and portfolios acquired from or serviced by other institutions.

(in thousands)	Real estate 1-4 family first mortgage by LTV	Real estate 1-4 family junior lien mortgage by CLTV	Total

September 30, 2014
By LTV/CLTV:
0-60%	$4,228,294	486,614	4,714,908
60.01-80%	3,127,543	463,632	3,591,175
80.01-100%	875,188	475,114	1,350,302
100.01-120% (1)	180,740	262,425	443,165
> 120% (1)	80,750	143,750	224,500
No LTV/CLTV available	41,714	2,217	43,931
Remaining PCI accounting adjustments	(11,319)	(1,978)	(13,297)

Total consumer loans	$8,522,910	1,831,774	10,354,684

December 31, 2013
By LTV/CLTV:
0-60%	$3,812,361	508,054	4,320,415
60.01-80%	2,835,903	500,730	3,336,633
80.01-100%	959,680	537,107	1,496,787
100.01-120% (1)	267,814	367,842	635,656
> 120% (1)	120,418	236,576	356,994
No LTV/CLTV available	44,478	3,051	47,529
Remaining PCI accounting adjustments	(11,508)	(1,880)	(13,388)

Total consumer loans	$8,029,146	2,151,480	10,180,626

1.	Reflects total loan balances with LTV/CLTV amounts in excess of 100%. In the event of default, the loss content would generally be limited to only the amount in excess of 100% LTV/CLTV.

Nonaccrual Loans. The following table provides loans on nonaccrual status. PCI loans are excluded from this table due to the existence of the accretable yield.

(in thousands)	Sept. 30, 2014	Dec. 31, 2013

Commercial:
Commercial and industrial	$–	–
Secured by real estate	4,883	8,802

Total commercial	4,883	8,802

Consumer:
Real estate 1-4 family first mortgage	247,088	310,069
Real estate 1-4 family junior lien mortgage	84,724	104,423

Total consumer	331,812	414,492

Total nonaccrual loans (excluding PCI)	$336,695	423,294

Loans 90 Days or More Past Due and Still Accruing. Certain loans 90 days or more past due as to interest or principal are still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family mortgage loans exempt under regulatory rules from being classified as nonaccrual until later delinquency, usually 120 days past due. PCI loans of $5.2 million at September 30, 2014, and $7.0 million at December 31, 2013, are excluded from this disclosure even

Note 2: Loans and Allowance for Credit Losses (continued)

though they are 90 days or more contractually past due. These PCI loans are considered to be accruing because they continue to earn interest from accretable yield, independent of performance in accordance with their contractual terms.

The following table shows non-PCI loans 90 days or more past due and still accruing.

(in thousands)	Sept. 30 2014	Dec. 31, 2013

Commercial:
Commercial and industrial	$–	–
Secured by real estate	–	–

Total commercial	–	–

Consumer:
Real estate 1-4 family first mortgage	15,701	13,120
Real estate 1-4 family junior lien mortgage	4,232	5,062

Total consumer	19,933	18,182

Total past due (excluding PCI)	$19,933	18,182

Impaired Loans. The table below summarizes key information for impaired loans. Our impaired loans predominantly include loans on nonaccrual status in the commercial portfolio segment and loans modified in a TDR, whether on accrual or nonaccrual status. These impaired loans generally have estimated losses which are included in the allowance for credit losses. We have impaired loans with no allowance for credit losses when loss content has been previously recognized through charge-offs and we do not anticipate additional charge-offs or losses, or certain loans are currently performing in accordance with their terms and for which no loss has been estimated. Impaired loans exclude PCI loans. The table below includes trial modifications that totaled $20.5 million at September 30, 2014, and $20.0 million at December 31, 2013.

		Recorded investment

(in thousands)	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Related allowance for credit losses

September 30, 2014

Commercial:
Commercial and industrial	$–	–	–	–
Secured by real estate	8,475	5,547	5,547	1,698

Total commercial	8,475	5,547	5,547	1,698

Consumer:
Real estate 1-4 family first mortgage	486,648	403,174	284,855	70,557
Real estate 1-4 family junior lien mortgage	159,502	128,221	108,936	43,751

Total consumer	646,150	531,395	393,791	114,308

Total impaired loans (excluding PCI)	$654,625	536,942	399,338	116,006

December 31, 2013

Commercial:
Commercial and industrial	$–	–	–	–
Secured by real estate	10,751	8,280	8,280	4,262

Total commercial	10,751	8,280	8,280	4,262

Consumer:
Real estate 1-4 family first mortgage	489,857	405,461	310,367	80,130
Real estate 1-4 family junior lien mortgage	147,594	132,481	112,860	54,309

Total consumer	637,451	537,942	423,227	134,439

Total impaired loans (excluding PCI)	$648,202	546,222	431,507	138,701

The following table provides the average recorded investment in impaired loans and the amount of interest income recognized on impaired loans by portfolio segment and class.

	Nine months ended September 30,

	2014		2013

(in thousands)	Average recorded investment	Recognized interest income	Average recorded investment	Recognized interest income

Commercial:
Commercial and industrial	$–	–	–	–
Secured by real estate	6,897	207	–	–

Total commercial	6,897	207	–	–

Consumer:
Real estate 1-4 family first mortgage	402,439	15,943	94,382	4,661
Real estate 1-4 family junior lien mortgage	129,017	7,264	25,160	1,592

Total consumer	531,456	23,207	119,542	6,253

Total impaired loans	$538,353	23,414	119,542	6,253

Interest income:
Cash basis of accounting		7,958		2,885
Other (1)		15,456		3,368

Total interest income		23,414		6,253

(1)	Includes interest recognized on accruing TDRs and interest recognized related to the passage of time on certain impaired loans. See footnote 1 to the table of changes in the allowance for credit losses.

Troubled Debt Restructurings (TDRs). When, for economic or legal reasons related to a borrower’s financial difficulties, we grant a concession for other than an insignificant period of time to a borrower that we would not otherwise consider, the related loan is classified as a TDR. We do not consider any loans modified through a loan resolution such as foreclosure or short sale to be a TDR.

We may require consumer borrowers experiencing financial difficulty to make trial payments generally for a period of three to four months, according to the terms of a planned permanent modification, to determine if they can perform according to those terms. These arrangements represent trial modifications, which we classify and account for as TDRs. While loans are in trial payment programs, their original terms are not considered modified and they continue to advance through delinquency status and accrue interest according to their original terms. The planned modifications for these arrangements predominantly involve interest rate reductions or other interest rate concessions, however, the exact concession type and resulting financial effect are usually not finalized and do not take effect until the loan is permanently modified. The trial period terms are developed in accordance with our proprietary programs or the U.S. Treasury’s Making Homes Affordable programs for real estate 1-4 family first lien (i.e. Home Affordable Modification Program – HAMP) and junior lien (i.e. Second Lien Modification Program – 2MP) mortgage loans.

At September 30, 2014, the loans in trial modification period were $9.6 million under HAMP, $1.4 million under 2MP and $9.5 million under proprietary programs, compared with $7.7 million, $2.0 million and $10.3 million at December 31, 2013, respectively. Trial modifications with a recorded investment of $9.1 million at September 30, 2014, and $9.8 million at December 31, 2013, were accruing loans and $11.4 and $10.2 million, respectively, were nonaccruing loans. Our experience is that most of the mortgages that enter a trial payment period program are successful in completing the program requirements and are then permanently modified at the end of the trial period. As previously discussed, our allowance process considers the impact of those modifications that are probable to occur including the associated credit cost and related re-default risk.

Note 2: Loans and Allowance for Credit Losses (continued)

The following table summarizes our TDR modifications for the periods presented by primary modification type and includes the financial effects of these modifications. For those loans that may be modified more than once, the table reflects each modification that occurred during the period. For loans contributed from WPFC, the table reflects activity occurring subsequent to the loan contribution.

	Primary modification type (1)				Financial effects of modifications

(in thousands)	Principal (2)	Interest rate reduction	Other concessions (3)	Total	Charge- offs (4)	Weighted average interest rate reduction	Recorded investment related to interest rate reduction (5)

Nine months ended September 30, 2014

Commercial:
Commercial and industrial	$–	–	–	–	–	–%	$–
Secured by real estate	–	–	531	531	–	–	–

Total commercial	–	–	531	531	–	–	–

Consumer:
Real estate 1-4 family first mortgage	15,789	14,786	22,043	52,618	3,438	3.20	29,400
Real estate 1-4 family junior lien mortgage	2,761	5,278	5,294	13,333	2,568	5.17	7,844
Trial modifications (6)	–	–	2,449	2,449	–	–	–

Total consumer	18,550	20,064	29,786	68,400	6,006	4.88	37,244

Total	$18,550	20,064	30,317	68,931	6,006	4.88%	$37,244

Nine months ended September 30, 2013

Commercial:
Commercial and industrial	$–	–	–	–	–	–%	$–
Secured by real estate	–	–	–	–	–	–	–

Total commercial	–	–	–	–	–	–	–

Consumer:
Real estate 1-4 family first mortgage	6,672	8,705	19,050	34,427	974	3.49	14,183
Real estate 1-4 family junior lien mortgage	1,175	1,848	6,589	9,612	302	5.98	2,702
Trial modifications (6)	–	–	6,733	6,733	–	–	–

Total consumer	7,847	10,553	32,372	50,772	1,276	3.89	16,885

Total	$7,847	10,553	32,372	50,772	1,276	3.89%	$16,885

(1)	Amounts represent the recorded investment in loans after recognizing the effects of the TDR, if any. TDRs with multiple types of concessions are presented only once in the table in the first category type based on the order presented. The reported amounts include loans remodified of $16.3 million and $15.1 million for the first nine months of 2014 and 2013, respectively.
(2)	Principal modifications include principal forgiveness at the time of the modification, contingent principal forgiveness granted over the life of the loan based on borrower performance, and principal that has been legally separated and deferred to the end of the loan, with a zero percent contractual interest rate.
(3)	Other concessions include loan renewals, term extensions and other interest and noninterest adjustments, but exclude modifications that also forgive principal and/or reduce the contractual interest rate.
(4)	Charge-offs include write-downs of the investment in the loan in the period it is contractually modified. The amount of the charge-off will differ from the modification terms if the loan has been charged down prior to the modification based on our policies. In addition, there may be cases where we have a charge-off/down with no legal principal modification. Modifications resulted in legally forgiving principal (actual, contingent or deferred) of $4.0 million and $1.7 million for the first nine months of 2014 and 2013, respectively.
(5)	Reflects the effect of reduced interest rates to loans with principal or interest rate reduction primary modification type.

(6)	Trial modifications are granted a delay in payments due under the original terms during the trial payment period. However, these loans continue to advance through delinquency status and accrue interest according to their original terms. Any subsequent permanent modification generally includes interest rate related concessions; however, the exact concession type and resulting financial effect are usually not known until the loan is permanently modified. Trial modifications for the period are presented net of previously reported trial modifications that became permanent in the current period.

The table below summarizes permanent modification TDRs that have defaulted in the current period within 12 months of their permanent modification date. We report these defaulted TDRs based on a payment default definition of 90 days past due for the commercial portfolio segment and 60 days past due for the consumer portfolio segment.

	Nine months ended September 30,

(in thousands)	2014	2013

Commercial:
Commercial and industrial	$–	–
Secured by real estate	186	–

Total commercial	186	–

Consumer:
Real estate 1-4 family first mortgage	2,126	1,350
Real estate 1-4 family junior lien mortgage	1,665	273

Total consumer	3,791	1,623

Total	$3,977	1,623

Note 3: Fair Values of Assets and Liabilities

As of September 30, 2014, assets and liabilities measured at fair value on a nonrecurring basis were insignificant. Additionally, we did not elect the fair value option for any financial instruments as permitted in FASB ASC 825, Financial Instruments, which allows companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations. See Note 1 to the Audited Financial Statements for additional information about our fair value measurement policies and methods.

Disclosures about Fair Value of Financial Instruments. The table below is a summary of fair value estimates by level for financial instruments. The carrying amounts in the following table are recorded in the balance sheet under the indicated captions.

We have not included assets and liabilities that are not financial instruments in our disclosure, such as other assets and other liabilities. The total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

	Carrying amount	Estimated fair value

(in thousands)		Level 1	Level 2	Level 3	Total

September 30, 2014

Financial assets
Cash and cash equivalents (1)	$–	–	–	–	–
Loans, net (2)	12,729,377	–	–	13,671,421	13,671,421
Financial liabilities
Line of credit with Bank (1)	733,958	–	–	733,958	733,958

December 31, 2013

Financial assets
Cash and cash equivalents (1)	$–	–	–	–	–
Loans, net (2)	12,876,589	–	–	13,743,499	13,743,499
Financial liabilities
Line of credit with Bank (1)	901,350	–	–	901,350	901,350

(1)	Amounts consist of financial instruments in which carrying value approximates fair value.
(2)	Carrying amount reflects net discount and allowance for loan losses.

Note 4: Common and Preferred Stock

The Company has authorized preferred and common stock. The following table provides details of common and preferred stock.

	September 30, 2014 and December 31, 2013

	Liquidation preference per share	Shares authorized	Shares issued and outstanding	Par value per share	Carrying value

Perpetual Preferred Securities, Fixed rate, $85 per annum, Cumulative	$1,000	1,000	667	$0.01	6.67
Common stock	–	1,000	645	0.01	6.45

Total		2,000	1,312		$13.12

In the event that the Company is liquidated or dissolved, the holders of the preferred securities will be entitled to a liquidation preference for each security plus any authorized, declared and unpaid dividends that will be paid prior to any payments to common stockholders. The preferred securities can be redeemed in whole at any time at $1,000 per security plus any accumulated and unpaid dividends. Transfers or pledges of shares are subject to first refusal by us.

Note 5: Transactions With Related Parties

The Company engages in various transactions and agreements with affiliated parties. Due to the nature of common ownership of the Company and the affiliated parties by Wells Fargo, these transactions and agreements could differ from those conducted with unaffiliated parties. The principal items related to transactions with affiliated parties included in the accompanying statement of income and balance sheet are described in the table and narrative below.

	Nine months ended Sept. 30,

(in thousands)	2014	2013

Income statement data
Interest income:
Accretion of discounts on loans, net	$45,445	(1,024)
Interest on deposits	42	238

Total interest income	45,487	(786)
Interest expense	1,037	698
Loan servicing costs	23,717	8,674
Management fees	2,280	1,284

(in thousands)	Sept. 30, 2014	Dec. 31, 2013

Balance sheet related data
Loan acquisitions (year-to-date) (1)	$1,765,376	3,862,635
Assets contributed by WPFC	–	8,456,636
Loan sales (year-to-date)	(19,359)	(5,670)
Foreclosed assets sales (year-to-date)	(10,775)	(1,181)
Line of credit with Bank	733,958	901,350
Accounts receivable – affiliates, net	62,157	44,135

(1)	Includes accrued interest, see Note 2 for additional details.

Loans. We acquire and sell loans from and to the Bank. The loan acquisitions and sales are transacted at fair value resulting in acquisition discounts and premiums or gains and losses on sales. The net acquisition discount accretion or premium amortization is reported within interest income. Gains or losses on sales of loans are included within noninterest income. We acquired $1.8 billion of consumer loans in the first nine months of 2014.

Loan Servicing Costs. The loans in our portfolio are predominantly serviced by the Bank pursuant to the terms of participation and servicing and assignment agreements. In some instances, the Bank has delegated servicing responsibility to third parties that are not affiliated with us or the Bank. Depending on the loan type, the monthly servicing fee charges are based in part on (a) outstanding principal balances, (b) a flat fee per month, or (c) a total loan commitment amount.

Management Fees We pay the Bank a management fee to reimburse for general overhead expenses, including allocations of technology support and a combination of finance and accounting, risk management and other general overhead expenses incurred on our behalf. Management fees for the first nine months of 2014 and 2013 were calculated based on Wells Fargo’s total monthly allocable costs multiplied by a formula. The formula is based on our proportion of Wells Fargo’s consolidated: 1) full-time equivalent employees, 2) total average assets and 3) total revenue.

Deposits. Interest income earned on deposit investments is included in interest income.

Our cash management process includes applying operating cash flows to reduce any outstanding balance on our line of credit with the Bank. Operating cash flows are settled through our affiliate accounts receivable/payable process. Upon settlement, cash received is either applied to reduce our line of credit outstanding or retained as a deposit with the Bank.

Foreclosed Assets. We sell foreclosed assets back to the Bank from time to time at estimated fair value.

Line of Credit. We have a revolving line of credit with the Bank, pursuant to which we can borrow up to $1.2 billion at a rate of interest equal to the average federal funds rate plus 12.5 basis points (0.125%).

Accounts Receivable – Affiliates, Net. Accounts receivable from or payable to the Bank or its affiliates result from intercompany transactions which include net loan pay-downs, interest receipts, and other transactions, including those transactions noted herein, which have not yet settled.

9,600,000 Shares

6.375% Cumulative Perpetual Preferred Stock, Series A

Wells Fargo Real Estate Investment Corporation

Wells Fargo Securities

BofA Merrill Lynch

Morgan Stanley

UBS Investment Bank

Through and including December 29 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.